Commission File No. 005-46637

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

SCHEDULE 13E-3

(Rule 13e-100)

TRANSACTION STATEMENT UNDER SECTION 13(E) OF THE SECURITIES

EXCHANGE ACT OF 1934 AND RULE 13E-3 THEREUNDER

GTC BIOTHERAPEUTICS, INC.

(Name of Issuer)

GTC Biotherapeutics, Inc.

LFB Biotechnologies S.A.S.

LFB Merger Sub, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

36238T-10-4

(CUSIP Number of Class of Securities)

Brian P. Keane, Esq. Mintz, Levin, Cohn, Ferris Glovsky and Popeo, P.C. One Financial Center Boston, Massachusetts 02111 Phone: 617-542-6000 Fax: 617-542-2241	George W. Lloyd, Esq. Goodwin Procter LLP Exchange Place Boston, Massachusetts 02109 Phone: 617-570-1000 Fax: 617-523-1231

(Name, Address, and Telephone Numbers of Person Authorized

to Receive Notices and Communications on Behalf of Persons Filing Statement)

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES

COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE

MERITS OR THE FAIRNESS OF THE TRANSACTION, OR PASSED UPON THE ADEQUACY OR

ACCURACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION

TO THE CONTRARY IS A CRIMINAL OFFENSE.

This statement is filed in connection with (check the appropriate box):

a.  ☐  The filing of solicitation materials or an information statement subject to Regulation 14A,

Regulation	14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.  ☐  The filing of a registration statement under the Securities Act of 1933.

c.  ☐  A tender offer.

d.  ☒  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

CALCULATION OF FILING FEE

Transaction Valuation: $21,077,979(1)	Amount of filing fee: $1,503(2)

(1)	The transaction valuation is estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(b) under the Securities Exchange Act of 1934, as amended. The calculation assumes the purchase of 61,100,000 shares of common stock directly from GTC Biotherapeutics, Inc. (“GTC”) and of all outstanding shares of common stock of GTC (other than the 21,299,906 shares already owned by LFB Biotechnologies S.A.S. (“LFB”)) at a purchase price of $0.30 per share. There were 9,159,929 shares of common stock of GTC outstanding that were not beneficially owned by LFB as of November 11, 2010.

(2)	The filing fee is based upon $71.30 per $1,000,000 of the purchase price of the securities proposed to be purchased, pursuant to Section 13(e)(3) of the 1934 Act.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$1,503	Filing Party:	As set forth above

Form or Registration No.:	Schedule 13E-3 (005-46637)	Date Filed:	November 12, 2010

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INTRODUCTION

This Transaction Statement on Schedule 13E-3 (this “Statement”) is being filed by GTC Biotherapeutics, Inc., a Massachusetts corporation (“GTC”), LFB Biotechnologies S.A.S., a société par actions simplifiée established under the laws of France (“LFB”), and LFB Merger Sub, Inc., a Massachusetts corporation and wholly-owned subsidiary of LFB (“Merger Sub”). Throughout this Statement, GTC, LFB and Merger Sub are collectively referred to as the “Filing Persons.”

This Statement relates to a going private transaction (the “Transaction”) that will be effected in accordance with the provisions of a Stock Purchase and Merger Agreement, dated November 8, 2010, by and among GTC, LFB and Merger Sub (the “Merger Agreement”) as follows: (i) the purchase by LFB from GTC of 61,100,000 shares of GTC’s common stock, par value $0.01 per share (“Common Stock”), for a purchase price of $0.30 per share in a private placement transaction (the “Private Placement”); (ii) following the consummation of the Private Placement, the contribution by LFB to Merger Sub of all shares of Common Stock held by LFB, including (1) the shares of Common Stock purchased by LFB in the Private Placement, (2) 21,299,906 shares of Common Stock currently held by LFB and (3) 11,500 shares of Common Stock issuable upon the conversion of 115 shares of GTC’s Series D convertible preferred stock, par value $0.01 per share (the “Series D Preferred Stock”); and (iii) following the contribution of all shares of Common Stock held by LFB to Merger Sub, the short-form merger of Merger Sub with and into GTC (the “Merger”) with GTC as the surviving corporation in accordance with Section 11.05 of the Massachusetts Business Corporation Act (“MBCA”). A copy of the Merger Agreement is attached to this Statement as Annex A.

Upon consummation of the Merger, each share of Common Stock that is issued and outstanding immediately prior to the effective time of the Merger (other than shares held by LFB, Merger Sub or their affiliates and shares as to which the holder has exercised statutory appraisal rights under the MBCA) will be canceled and converted into the right to receive cash in an amount equal to $0.30 per share (the “Merger Price”). Following the Merger, the separate corporate existence of Merger Sub will cease, and GTC will continue its corporate existence under Massachusetts law as the surviving corporation and a direct wholly-owned subsidiary of LFB. GTC will terminate its reporting obligations to the Securities and Exchange Commission (the “SEC”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Common Stock will no longer be publicly traded on the Over-the-Counter Bulletin Board (“OTCBB”).

Following the Private Placement and the conversion of the Series D Preferred Stock held by LFB into Common Stock, LFB will own at least 90% of the outstanding Common Stock, all of which it will contribute to Merger Sub. Under the MBCA, because Merger Sub will own at least 90% of the outstanding Common Stock, the Merger will be effected without any action required by the shareholders of GTC other than Merger Sub. Holders of Common Stock will not be entitled to vote their shares with respect to the Merger, but will be entitled to certain appraisal rights under the MBCA. Instructions with regard to the surrender of stock certificates, together with a description of statutory appraisal rights will be set forth in the Notice of Merger and Appraisal Rights and a Letter of Transmittal that will be mailed to the unaffiliated shareholders of GTC as of the effective date of the Merger (the “Effective Date”) within 10 calendar days following the Effective Date. These documents should be read carefully.

The Transaction has been approved by GTC’s board of directors by unanimous vote of the independent and disinterested directors, based on a recommendation from a special committee consisting solely of the four independent and disinterested directors (the “Special Committee”). The Special Committee was appointed to evaluate and negotiate the terms of the Transaction on behalf of GTC and the shareholders who are not affiliated with the Filing Persons, who are referred to herein as the unaffiliated shareholders. The Special Committee retained Caymus Partners LLC, which had no prior relationship with GTC or LFB, as its independent financial advisor and Bingham McCutchen LLP, which had no prior relationship with GTC or LFB, as its independent legal counsel. As described in detail below, Caymus Partners LLC has delivered an opinion to the Special Committee that the Merger Price is fair, from a financial point of view, to the unaffiliated shareholders.

This Statement and the documents incorporated by reference in this Statement include certain forward-looking statements. These statements appear throughout this Statement and include statements regarding the intent, belief or current expectations of the Filing Persons, including statements concerning the Filing Persons’ potential actions and strategies following completion of the Merger. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those described in such forward-looking statements as a result of various factors, such as general economic conditions, positions and strategies of competitors and the ability to obtain financing as well as the other factors identified in the “Risk Factors” section of GTC’s Annual Report on Form 10-K for the year ended January 3, 2010 as filed with the SEC on March 12, 2010.

SUMMARY TERM SHEET

This summary and the remainder of this Statement include information describing the Transaction involving GTC , LFB and Merger Sub, how the Transaction affects you, what your rights are with respect to the Transaction as a shareholder of GTC and the position of the Filing Persons, as to the fairness of the Transaction to you. You are urged to read the entire Statement.

Purposes of the Transaction (Page 13)

Immediately prior to the Merger, in accordance with the terms of the Merger Agreement, Merger Sub, a wholly owned subsidiary of LFB that was recently incorporated in Massachusetts solely for the purpose of effecting the Transaction, will hold at least 90% of the outstanding shares of Common Stock. In accordance with the provisions of the Massachusetts Business Corporation Act (the “MBCA”), the Filing Persons intend to cause Merger Sub to merge with and into GTC (the “Merger”), with GTC continuing as the surviving corporation and a wholly owned subsidiary of LFB.

The primary purposes of the Transaction include enabling GTC to terminate the registration of its Common Stock under Section 12(g) of the Exchange Act, eliminating public ownership of its shares of Common Stock and thereby reducing the significant administrative and financial burdens associated with remaining a public company, as well as providing the unaffiliated shareholders of GTC with a source of liquidity at a fair value. The Filing Persons believe that GTC and its shareholders currently derive no material benefit from GTC continuing as a public company.

Principal Terms of the Transaction

Pursuant to SEC rules, the Filing Persons are obligated to distribute this Statement to the unaffiliated shareholders at least 20 days prior to effecting the Transaction. The Transaction will take the form of a private placement promptly followed by the Merger, each as described below.

The Private Placement

LFB is currently the holder of (1) 21,299,906 shares of Common Stock and (2) 115 shares of GTC’s Series D convertible preferred stock (the “Series D Preferred Stock”), which are convertible into 11,500 shares of Common Stock, representing approximately 70% of the issued and outstanding shares of Common Stock, assuming conversion of the Series D Preferred Stock. Subject to the conditions set forth in the Merger Agreement, GTC has agreed to sell and LFB has agreed to purchase 61,100,000 shares of Common Stock at a purchase price of $0.30 per share (the “Private Placement”). Assuming conversion of the Series D Preferred Stock, following the Private Placement, LFB will own at least 90% of the issued and outstanding shares of Common Stock.

The Merger

Promptly following the closing of the Private Placement, LFB will convert the Series D Preferred Stock into shares of Common Stock and will contribute all shares of Common Stock owned by it to Merger Sub, such that Merger Sub will hold at least 90% of the outstanding shares of Common Stock. Immediately thereafter, in accordance with Section 11.05 of the MBCA: (1) Merger Sub will be merged with and into GTC, (2) the separate corporate existence of Merger Sub will cease, and (3) GTC will continue its corporate existence under Massachusetts law as the surviving corporation in the Merger and a direct wholly-owned subsidiary of LFB. Under the MBCA, no action is required by the shareholders of GTC, other than Merger Sub, for the Merger to become effective. Holders of Common Stock will not be entitled to vote their shares with respect to the Merger, but will be entitled to certain appraisal rights under the MBCA.

Merger Price

Upon the effectiveness of the Merger (the “Effective Date”), each share of Common Stock held by the unaffiliated shareholders will be cancelled and automatically converted into the right to receive $0.30 in cash, without interest (the “Merger Price”).

Outstanding Shares of GTC’s Capital Stock; Treatment of Options and Warrants; Ownership by the Filing Persons

As of September 30, 2010, a total of 30,459,485 shares of Common Stock were outstanding and a total of 115 shares of Series D Preferred Stock were outstanding. In addition, as of September 30, 2010, GTC had outstanding options to purchase 797,324 shares of Common Stock at a weighted average exercise price of $13.35, and outstanding warrants to purchase 4,356,826 shares of Common Stock at a weighted average exercise price of $7.55. Because all outstanding options and warrants have an exercise price greater than the Merger Price, they will be terminated in connection with the Merger.

As of September 30, 2010, LFB beneficially owned:

•	21,299,906 shares of Common Stock;

•	11,500 shares of Common Stock issuable upon conversion of 115 shares of Series D Preferred Stock;

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4,838,708 shares of Common Stock issuable upon conversion of a secured convertible note issued on December 22, 2008 (as amended and restated on December 21, 2009) in the principal amount of $15,000,000 (the “2008 Convertible Note”);

•

16,666,666 shares of Common Stock issuable upon conversion of a secured convertible note issued on June 15, 2010 in the principal amount of $7,000,000 (the “2010 Convertible Note,” and together with the 2008 Convertible Note, the “Convertible Notes”); and

•	2,319,354 shares of Common Stock issuable upon the exercise of warrants at an exercise price of $3.10 per share.

Merger Sub does not currently hold any shares of capital stock of GTC.

Payment for Shares

Instructions for surrendering your stock certificates will be set forth in a Notice of Merger and Appraisal Rights and a Letter of Transmittal, which will be mailed to shareholders of record of GTC within 10 calendar days following the Effective Date of the Merger, and should be read carefully. Please do not submit your stock certificates before you have received these documents.

Source and Amount of Funds

The total amount of funds expected to be required to effect the Transaction is estimated to be approximately $21.1 million, which consists of approximately $18.3 million to purchase the shares of Common Stock in the Private Placement and approximately $2.8 million to be paid to the unaffiliated shareholders in connection with the Merger. The funds will be provided by LFB from its available cash resources. There are no financing conditions to the Transaction, or alternative financing plans.

The Filing Persons’ Position on the Fairness of the Merger (Page 24)

Each Filing Person has concluded that the Transaction, including the Merger, is both substantively and procedurally fair to the unaffiliated shareholders of GTC. The Filing Persons have based their conclusions primarily on the following factors:

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GTC’s board of directors currently consists of nine members, five of whom have been appointed by and are affiliated with LFB. Accordingly, on September 21, 2010, the GTC board appointed a Special Committee consisting solely of the four independent and disinterested directors to evaluate and negotiate the Transaction on behalf of GTC and the unaffiliated shareholders. The Special Committee engaged independent legal counsel and an independent financial advisor to assist it in evaluating and negotiating the Transaction.

•

The Special Committee of GTC’s board of directors received a written opinion, dated November 8, 2010, of its independent financial advisor, Caymus Partners LLC, referred to herein as “Caymus Partners,” or “the special committee’s financial advisor,” as to the fairness, from a financial point of view and as of the date of the opinion, of the Merger Price to the unaffiliated shareholders. The full text of the written opinion of Caymus Partners, which describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken, is attached to this Statement as Annex C.

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The Transaction will enable the unaffiliated shareholders of GTC to receive (without the payment of any brokerage fees or commissions, and without being subject to any financing condition) cash for their shares of Common Stock. The Merger Price, at $0.30 per share, represents a 3.45% premium to the last trade price of the GTC Common Stock on November 11, 2010, the last trading day prior to the filing of this Statement, and represents an 8.19% premium to the weighted-average daily last trade price for the 15 trading days immediately prior to the initial filing of this Statement.

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The Common Stock was delisted from The NASDAQ Capital Market on March 19, 2010 and currently trades on the Over-the-Counter Bulletin Board (“OTCBB”). The average daily trading volume for shares of the Common Stock from March 22, 2010 to October 18, 2010 (the last trading day prior to public announcement by GTC of a potential going private transaction by LFB) was approximately 15,000 shares, which is a limited trading volume. Accordingly, shares of Common Stock have limited liquidity for the unaffiliated shareholders and it may be difficult for the unaffiliated shareholders to currently sell blocks of Common Stock without further adversely impacting the trading price.

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GTC currently has very limited financial resources. It has received a going concern opinion from its auditors for the past two fiscal years and is currently expected to run out of cash by the middle of December 2010. The Transaction will decrease the possibility that GTC will need to file for bankruptcy or seek similar protection from its creditors. Given the amount of GTC’s indebtedness, it is unlikely that the unaffiliated shareholders would receive much, if any, cash consideration from such an event.

•	The unaffiliated shareholders are entitled to exercise appraisal rights with respect to their shares of Common Stock in accordance with the provisions of Part 13 of the MBCA.

•	The downward trends in the price of the Common Stock during the past four years.

In addition to the foregoing factors and analyses that support the Filing Persons’ belief that the Transaction is procedurally and substantively fair to the unaffiliated shareholders, the Filing Persons have also weighed the following factors:

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Following the consummation of the Merger, the unaffiliated shareholders will cease to participate in the future earnings or growth, if any, of GTC, or benefit from an increase, if any, in the value of their holdings in GTC.

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LFB currently owns 70% of the outstanding Common Stock and following the Merger, will own 100% of GTC. Accordingly, the interests of LFB and its affiliates may be adverse to the interests of the unaffiliated shareholders.

•	Because the Merger is being effected pursuant to a short-form merger under Section 11.05 of the MBCA, the unaffiliated shareholders will not have the opportunity to vote on the Merger.

After giving due consideration to these factors, the Filing Persons have concluded that none of these factors, alone or in the aggregate, is significant enough to outweigh the factors and analyses that the Filing Persons have considered to support their belief that the Transaction is substantively and procedurally fair to the unaffiliated shareholders of GTC.

Effects of the Merger (Page 17)

Completion of the Merger will have the following effects:

•	GTC will be a privately-held corporation, with LFB owning all of the Common Stock in GTC.

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Subject to the exercise of statutory appraisal rights, each share of Common Stock held by the unaffiliated shareholders will be converted into the right to receive the Merger Price in cash, without interest, and without any further action by the unaffiliated shareholders.

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Only LFB will have the opportunity to participate in the future earnings and growth, if any, of GTC. Similarly, only LFB will bear the risk of losses generated by GTC’s operations or the decline in value of GTC after the Merger.

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The shares of Common Stock will no longer be publicly traded. GTC will no longer be subject to the costly reporting and other expensive and burdensome disclosure requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including those instituted under the Sarbanes-Oxley Act of 2002.

•	Because all outstanding options and warrants have an exercise price greater than the Merger Price, they will be terminated in connection with the Merger.

Conditions to the Merger (Page 18)

Completion of the Merger is conditioned upon the closing of the Private Placement. Each party’s obligation to complete the Private Placement is subject to the satisfaction or waiver (if permissible, by each of GTC, LFB and Merger Sub) of various conditions, which include the following:

•	The absence of any legal prohibition to completing the Private Placement or the Merger.

•	Compliance with the requirements of Rule 13e-3 of the Exchange Act, including the passing of at least 20 days from the date of mailing this Statement to the unaffiliated shareholders.

The obligation of LFB and Merger Sub to complete the Private Placement is subject to the satisfaction or waiver (by LFB and Merger Sub) of various conditions, which include the following:

•	The waiver of GTC’s poison pill in connection with the Transaction.

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Receipt of the stock certificates representing the shares of GTC Common Stock purchased in the Private Placement (or evidence that GTC’s transfer agent has been irrevocably instructed to issue such certificates).

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The representations and warranties of GTC set forth in the Merger Agreement being true and correct as of the closing of the Private Placement, except where the failure to be so true and correct, individually or in the aggregate, does not have or would not reasonably be expected to result in a material adverse effect on GTC.

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GTC having performed, satisfied and complied with the covenants, agreements and conditions required by the Merger Agreement to be performed, satisfied or complied with by GTC at or prior to the closing of the Private Placement, except where the failure to satisfy or comply with such covenants, agreements and conditions, individually or in the aggregate, does not have or would not reasonably be expected to result in a material adverse effect on GTC.

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There shall not have occurred any event or occurrence and no circumstance shall exist which, alone or together with any one or more other events, occurrences or circumstances has had, is having or would reasonably be expected to result in a material adverse effect on GTC.

The obligation of GTC to complete the Private Placement is subject to the satisfaction or waiver (by GTC) of various conditions, which include the following:

•	Receipt of the aggregate purchase price for the shares of GTC Common Stock to be purchased in the Private Placement by LFB.

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The representations and warranties of LFB and Merger Sub set forth in the Merger Agreement being true and correct as of the closing of the Private Placement, except where the failure to be so true and correct, individually or in the aggregate, does not have or would not reasonably be expected to result in the inability of LFB or Merger Sub to consummate the transactions under the Merger Agreement.

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LFB and Merger Sub having performed, satisfied and complied with the covenants, agreements and conditions required by the Merger Agreement to be performed, satisfied or complied with by LFB and Merger Sub at or prior to the closing of the Private Placement, except where the failure to satisfy or comply with such covenants, agreements and conditions, individually or in the aggregate, does not have or would not reasonably be expected to result in the inability of LFB or Merger Sub to consummate the transactions under the Merger Agreement.

Appraisal Rights (Page 19)

Under Part 13 of the MBCA, holders of Common Stock are entitled to appraisal rights in connection with the Merger. Within 10 calendar days following the Effective Date of the Merger, GTC shareholders will be sent a Notice of Merger and Appraisal Rights and a Letter of Transmittal. These documents should be read carefully. If you would like to exercise appraisal rights, you must comply with the procedures specified in these documents and in Part 13 of the MBCA. A copy of Part 13 of the MBCA is attached hereto as Annex B. Any failure to comply with its terms will result in an irrevocable loss of such right. Shareholders seeking to exercise their statutory right to appraisal are encouraged to seek advice from legal counsel.

Where You Can Find More Information

More information regarding GTC is available from its public filings with the Securities and Exchange Commission. See Item 2 “Subject Company Information” and Item 3 “Identity and Background of Filing Persons” beginning on pages 32 and 33, respectively, of this Statement.

SPECIAL FACTORS

PURPOSES, ALTERNATIVES, REASONS, AND EFFECTS OF THE TRANSACTION

Background of the Transaction

GTC is a biotechnology company incorporated in Massachusetts that develops and produces human therapeutic proteins through transgenic technology that enables animals to produce what is known as a “recombinant” form of a specific human protein in their milk. GTC currently has one product, Atryn, that has received regulatory approval to be commercialized. Atryn is a recombinant form of the human plasma protein antithrombin, that was approved by the European Medicines Agency (“EMA”), in 2006 and by the United States Food and Drug Administration (“FDA”) in February 2009.

LFB is a “Société par Actions Simplifiées” established under the laws of France that participates in the research and development of new pharmaceutical products or new processes in the areas of plasma derivatives and biotechnology.

GTC has experienced significant losses, including losses of $27.0 million, $22.7 million and $36.3 million in fiscal 2009, 2008 and 2007, respectively, and a loss of $4.5 million for the first nine months of fiscal 2010. Since October 2006, LFB has been GTC’s principal source of financing. From October 2006 through June 2010, LFB has provided an aggregate of over $80 million in financing, including the following:

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2006 Collaboration and Financing. On September 29, 2006, LFB entered into a Joint Development and Commercialization Agreement with GTC, providing for a strategic collaboration to develop selected recombinant plasma proteins and monoclonal antibodies using GTC’s transgenic production platform. In connection with this agreement, LFB entered into a Stock and Note Purchase Agreement with GTC, providing that LFB purchase up to an aggregate of $25.0 million of GTC’s securities in three installments, or tranches. The first tranche, which consisted of LFB’s purchase of 5,000 shares of GTC’s newly designated Series D Preferred Stock for an aggregate purchase price of $6,150,000, was completed on October 4, 2006.

Completion of the second and third tranches was subject to GTC’s receipt of shareholder approval. The required shareholder approval was obtained at a special meeting of GTC’s shareholders held on December 5, 2006, and the second tranche, which consisted of LFB’s purchase of an additional 9,615 shares of Series D Preferred Stock for $11,826,450 and a convertible note in the principal amount of $2,558,650 (the “2006 Note”), was completed on December 14, 2006. The third tranche, which consisted of LFB’s purchase of 363,000 shares of Common Stock for an aggregate purchase price of $4,464,900, was completed on January 3, 2007.

Each share of the Series D Preferred Stock is convertible into 100 shares of Common Stock at the option of the holder at any time and, at GTC’s option, after 2012 if the market price of the Common Stock exceeds $24.60 per share. Pursuant to the rights and preferences of the Series D Preferred Stock, LFB became entitled to designate a director upon completion of the second tranche of the financing, and on December 14, 2006, Christian Béchon, President of LFB, was appointed to GTC’s board of directors. On March 25, 2008, LFB converted 14,500 shares of the Series D Preferred Stock into 1,450,000 shares of Common Stock. LFB currently holds 115 shares of Series D Preferred Stock and is the sole holder of this class of stock.

There is currently approximately $907,000 in principal and interest outstanding under the 2006 Note, which matures on December 12, 2011.

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2008 Note Financing. On October 31, 2008, LFB entered into a Note and Warrant Purchase Agreement with GTC to purchase for $15,000,000 a secured convertible note in the principal amount of $15,000,000 (the “2008 Note”) and a warrant to purchase up to 2,319,354 shares of Common Stock at an exercise price of $3.10 per share (the “2008 Warrant”). Completion of the transaction was subject to satisfaction of certain conditions, including receipt of approval of the transaction by GTC’s shareholders. The required shareholder approval was obtained at a special meeting of GTC’s shareholders held on December 10, 2008, and the transaction was consummated on December 22, 2008.

LFB has the right to convert all or a portion of the 2008 Note into shares of Common Stock at a conversion price equal to $3.10 per share, subject to adjustment for any stock splits, stock dividends, recapitalization or other combination or subdivision of the Common Stock. There is currently approximately $16.1 million in principal and interest outstanding under the 2008 Note, which matures on June 30, 2012.

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2009 Note, Term Loan and Series E Financing. On June 18, 2009, LFB entered into a Securities Purchase Agreement with GTC, pursuant to which GTC agreed to issue to LFB $12,000,000 of newly-designated Series E-1 convertible preferred stock (the “E-1 Preferred Stock”) and $13,500,000 of newly-designated Series E-2 convertible preferred stock (the “E-2 Preferred Stock” and, together with the E-1 Preferred Stock, the “Series E Preferred Stock”) in a private placement transaction. GTC also granted LFB the option to purchase up to 50% of each of the total of Series E-1 Preferred Stock and Series E-2 Preferred Stock issued at closing, exercisable at any time in the six month period following closing (the “Option”). In connection with the Securities Purchase Agreement, LFB also entered into a Loan Agreement with GTC pursuant to which GTC issued to LFB a $4,512,268 secured convertible note (the “2009 Note”), the principal amount of which was convertible into shares of Series E-1 Preferred Stock at the closing, and a secured note in the principal amount of $3,500,000 (the “Term Loan”). Conversion of the 2009 Note into E-1 Preferred Stock and issuance of the Series E Preferred Stock was subject to receipt of approval of GTC’s shareholders, which was obtained at a special meeting of GTC’s shareholders held on July 30, 2009, and the transaction was completed on July 31, 2009. Pursuant to the terms of the Securities Purchase Agreement and of the Series E Preferred Stock, half of the purchase price of the sale of the Series E Preferred Stock, or $12,750,000, was set aside for the payment of dividends on the Series E Preferred Stock and the “make-whole payments” (as described below).

The Series E-1 Preferred Stock was convertible into Common Stock at a conversion price of $2.63 per share and the Series E-2 Preferred Stock was convertible into Common Stock at a conversion price of $2.2368 per share. Upon the conversion of any shares of Series E Preferred Stock before the first anniversary of the original issue date, GTC was to pay to LFB a “make-whole payment” in cash in an amount equal to $500 per $1,000 of the stated value of each share of the Series E Preferred Stock converted, less the amount of any dividends previously paid. On October 30, 2009, LFB elected to convert all 12,000 shares of Series E-1 Preferred Stock and all 13,750 shares of Series E-2 Preferred Stock that it had purchased on July 31, 2009 into an aggregate of 10,598,144 shares of Common Stock.

In addition, on October 30, 2009, LFB exercised the Option under the Securities Purchase Agreement to purchase 6,000 shares of Series E-1 Preferred Stock and 6,750 shares of Series E-2 Preferred Stock for an aggregate purchase price of $12,750,000, half of which was set aside for the payment of dividends on the Series E Preferred Stock and the make-whole payments. The closing of this transaction was completed on November 3, 2009. On January 6, 2010, LFB elected to convert all 6,000 shares of Series E-1 Preferred Stock and 6,750 shares of Series E-2 Preferred Stock that it had purchased on November 3, 2009 into an aggregate of 5,299,071 shares of Common Stock.

There is currently approximately $3.4 million in principal and interest outstanding under the Term Loan, which matures on January 1, 2012.

Under the terms of the Securities Purchase Agreement, as long as LFB owns at least 21% of the Common Stock on an as-converted basis, LFB has the right to designate to GTC’s board of directors the maximum number of directors permissible under NASDAQ rules. On October 1, 2009, LFB exercised this right and William Heiden, Evelyne Nguyen, Bertrand Merot, and Jean-François Prost

M.D. were appointed as directors of GTC. Affiliates of LFB currently hold five of the nine seats on GTC’s board of directors.

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2009 Common Stock Financing. On November 2, 2009, LFB entered into a Stock Purchase Agreement with GTC, pursuant to which GTC agreed to issue and sell, and LFB agreed to purchase, 3,387,851 shares of Common Stock at a purchase price of $1.07 per share. The closing of this transaction was completed on November 5, 2009.

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2010 Note Financing. On February 22, 2010, LFB entered into a Note Purchase Agreement with GTC to purchase a secured note in the principal amount of $7,000,000 (the “2010 Note”). The transaction was consummated on February 24, 2010. The 2010 Note is not convertible. There is currently approximately $7.2 million in principal and interest outstanding under the 2010 Note, which matures on February 24, 2013.

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2010 Convertible Note Financing. On June 15, 2010, LFB entered into a Note Purchase Agreement with GTC to purchase a secured convertible note in the principal amount of $7,000,000 (the “2010 Convertible Note”). The transaction was consummated on June 15, 2010. LFB has the right to convert all or a portion of the 2010 Convertible Note into shares of Common Stock at a conversion price equal to $0.42 per share, subject to adjustment for any stock splits, stock dividends, recapitalization or other combination or subdivision of the Common Stock. There is currently approximately $7.1 million in principal and interest outstanding under the 2010 Convertible Note, which matures on June 15, 2013.

All of the indebtedness held by LFB, including the 2006 Note, the 2008 Note, the Term Loan, the 2010 Note and the 2010 Convertible Note, are secured by a first priority security interest on all of GTC’s assets, including intellectual property, but excluding livestock.

In December 2009, GTC engaged an international investment bank to (1) act as placement agent in identifying and contacting prospective purchasers of GTC’s securities in a private placement transaction and (2) assist GTC in identifying potential strategic investors or partners. The investment bank contacted numerous investors with respect to a potential investment in a private placement transaction over the course of a six month period without success. With respect to a potential strategic partnering transaction, the investment bank was mandated to explore potential interest from established pharmaceutical companies for an industrial partnership with GTC, preferably involving some form of capital infusion. The investment bank, GTC and LFB agreed on a list of potential partners to be contacted. The rationale for inclusion on the list was based on the perceived interest of these companies through past interactions regarding one or more of GTC’s programs, the potential partner’s product portfolios and pipeline, as well as the investment bank’s assessment of the potential partner’s strategic priorities. The investment bank approached relevant contact persons within the selected companies with a focus on the potential applications of GTC’s technology to the cost-effective production of biosimilars. After a six month effort, although a few companies expressed some interest in the possibility of licensing specific products, no company expressed interest in entering into a general strategic alliance with GTC.

Despite concerted efforts to do so, GTC has not identified any funding source other than LFB that is prepared to provide current or future financing to GTC. GTC has implemented a series of cost-cutting measures in an effort to reduce expenses, but GTC is expected to run out of cash by the middle of December 2010. Accordingly, between June 2010 and September 2010, LFB began to consider taking GTC private, principally because the cost savings associated with reduced regulatory expenses were becoming vitally important to the continued survival of GTC. On September 13, 2010, LFB sent a letter to the independent members of GTC’s board of directors seeking to initiate discussions with respect to a potential going private transaction to cash out the unaffiliated shareholders of GTC. LFB proposed a transaction to be structured as a purchase by LFB of shares of Common Stock in a private placement transaction such that LFB would own at least 90% of the outstanding Common Stock, followed by a statutory short-form merger in accordance with the MBCA. No financial terms were proposed or discussed at such time.

By consent vote dated as of September 21, 2010 the Board of Directors of GTC appointed a special committee (the “Special Committee”) consisting solely of GTC’s four independent and disinterested directors – Messrs. Bullock, Geraghty, Landine and Tuck. The Board delegated to the Special Committee broad power and authority to consider and evaluate a potential LFB proposal as well as any other proposal received from any other party regarding a potential financing, business combination, or other strategic transaction with GTC, including without limitation the power and authority to seek out and consider alternatives to any such proposals, negotiate the terms and conditions of any transaction with LFB and any other party, engage independent counsel, financial advisors and other professional advisors, and GTC agreed to pay the fees and expenses of any such advisors. The Board also authorized the Special Committee to recommend to the Board, if appropriate, that it approve the terms and conditions of any such proposals as deemed advisable by the Special Committee and in the best interests of GTC and its shareholders.

On Wednesday, September 21, 2010 the Special Committee held its first meeting telephonically. The Special Committee initially determined that each member of the Special Committee was independent and that no member of the Special Committee had any affiliation with LFB. The Special Committee also determined that the scope of the powers delegated to the Special Committee by the Board were appropriate. The Special Committee also discussed engaging legal counsel to provide it with independent legal advice, including advice regarding the duties and responsibilities of the Special Committee under applicable Massachusetts laws. At the meeting, the Special Committee determined to engage Bingham McCutchen LLP as its legal counsel. The Special Committee also determined that it should engage an investment bank to assist it with evaluating any proposed transactions and instructed Mr. Landine to solicit proposals from investment banks for such an engagement. Lastly, at the meeting the Special Committee appointed Mr. Landine as Chairman of the Special Committee.

Following the meeting, Mr. Landine and Mr. Concannon of Bingham McCutchen made contact with several investment banking firms and asked for proposals from such firms that could be presented to the Special Committee for consideration. Over the next several weeks Messrs. Landine and Concannon had discussions with three investment banks.

On October 15, 2010, the board of directors of LFB authorized LFB to proceed with a potential going private transaction to cash out the unaffiliated shareholders of GTC, and on October 15, 2010, LFB sent a non-binding letter of interest to the independent members of GTC’s board of directors making an offer to take GTC private for $0.28 per share of Common Stock. LFB proposed a transaction to be structured as a purchase by LFB of approximately 61,000,000 shares of Common Stock in a private placement transaction such that LFB would own (after conversion of the Series D convertible preferred stock held by LFB) at least 90% of the outstanding Common Stock. Following the private placement, LFB would effect a statutory short-form merger in accordance with the MBCA cashing out all unaffiliated shareholders for $0.28 per share.

On Tuesday, October 19, 2010 the Special Committee again met telephonically and discussed the October 15, 2010 proposal from LFB that had been sent to the independent members of the Board of Directors of GTC. The Special Committee discussed, among other things, alternative transactions and also requesting that LFB consider alternative forms of a transaction. The Special Committee also discussed the effects that the transaction may have on the business of GTC, including without limitation its potential effect on GTC’s employees. At the meeting the Special Committee discussed the investment banks that Messrs. Landine and Concannon had contacted and it was determined that additional investment banking firms should be contacted and that such firms should provide information regarding their depth of industry experience, experience with transactions of a similar nature, availability to start working immediately, assigned personnel and their backgrounds and pricing information for the proposed engagement.

After the meeting, Messrs. Landine and Concannon solicited such information from the three previously identified investment banking firms as well as three additional firms. Each of the firms thereafter finalized their fee proposals.

On Tuesday, October 26, 2010, the Special Committee met again by telephone conference and discussed the various proposals from the investment banking firms. The Special Committee also discussed the scope of any fairness opinion that might be delivered by an investment banking firm. The Special Committee then invited Mr. Oliver Maggard of Caymus Partners to present to the Special Committee. Mr. Maggard then joined the meeting by telephone and discussed the capabilities of Caymus Partners and its ability to meet all of the Special Committee’s criteria for engagement on this matter and Mr. Maggard answered numerous questions from members of the Special Committee. Mr. Maggard then left the teleconference and the Special Committee approved the engagement of Caymus Partners as its financial advisor, subject to negotiating a final engagement letter. At the meeting, the Special Committee again discussed various potential alternative transaction structures and it was determined that the Committee would discuss with LFB the possibility of alternative structures, including without limitation a tender offer or a structure which would require a vote of the minority stockholders of GTC. The Special Committee again discussed the potential impact on employees of the proposed transaction with LFB.

After the meeting the engagement of Caymus Partners was confirmed and that evening an engagement letter was executed for Caymus Partners to represent the Special Committee for a fee of $60,000. No portion of this fee is contingent on the conclusion reached by Caymus Partners. The Special Committee engaged Caymus Partners because it is a well-recognized investment banking firm that regularly engages in the valuation of businesses and their securities in connection with mergers and acquisitions. Caymus Partners has had no prior relationships with GTC or LFB. Caymus Partners started its work for the Special Committee immediately.

On October 27, 2010, LFB’s outside counsel, Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., or Mintz Levin, sent an initial draft of the Merger Agreement to Goodwin Procter LLP, outside counsel to GTC, and on October 28, 2010, Mintz Levin sent the draft Merger Agreement to Bingham McCutchen. Between October 28, 2010 and November 7, 2010, the special committee, GTC, LFB and their respective outside counsel spent considerable time negotiating the terms of the Merger Agreement and exchanged multiple drafts of the Merger Agreement in the process of these negotiations.

On Thursday, October 28, 2010, after a regularly scheduled meeting of GTC’s Board, the members of the Special Committee met with representatives of GTC, including William Heiden and representatives of LFB, including Christian Bechon, Evelyne Nguyen, Bertrand Merot and Jean-Francois Prost to discuss various aspects of the LFB proposal. During such meeting members of the Special Committee asked the LFB representatives whether LFB would consider an alternative structure for the proposed transaction, such as a reverse merger followed by a de-registration, a tender offer or a merger transaction which would be subject to a vote of GTC’s minority holders. The representatives of LFB noted that LFB had considered such alternative structure, but had rejected such alternative structures to the proposed transaction, citing various reasons such as cost and timing, including the potential that any such transaction would not be able to be completed by the time that GTC ran out of cash for its operations. The representatives of LFB also noted that LFB’s board of directors had only approved the proposed form of transaction and that getting approval for an alternate structure was not feasible given the requisite timing of the transaction and the fact that GTC is in danger of running out of cash for its operations. During the meeting the Special Committee also discussed the pricing of the proposed transaction with the LFB representatives and the LFB representatives explained how they had arrived at the proposed price of $0.28. The Board also discussed whether a bankruptcy filing by GTC was a viable alternative. In light of the indebtedness of GTC, the Board determined that a bankruptcy filing was not in the best interests of any shareholder of GTC and would likely result in the minority shareholders of GTC receiving no consideration at all. After that discussion the Special Committee proposed to LFB that LFB make a loan to, or an investment in GTC which would give GTC additional working capital in order to complete a transaction with LFB in case any timing difficulties might arise or to complete a transaction with another potential investor or strategic partner. The representatives of LFB rejected such an investment or loan noting that it was not authorized at this time to provide such financing.

During these discussions, Mr. Heiden indicated to the Special Committee that during the meeting he had received a phone call from a potential investor which had indicated that it was interested in discussing a possible transaction with the Special Committee. The Special Committee instructed Mr. Heiden to tell such potential investor to contact Mr. Landine.

Thereafter, the Special Committee discussed with representatives of GTC and LFB the timing of the steps necessary for concluding a LFB transaction with LFB prior to GTC running out of cash. Representatives of GTC and LFB indicated that because of the required filings with the SEC and mailing of information to GTC’s stockholders a target date of November 5, 2010 was appropriate for signing a definitive agreement between GTC and LFB. After this discussion, Mr. Maggard of Caymus Partners discussed various deal points and indicated that Caymus Partners had commenced its work advising the Special Committee on the fairness of the Merger Price.

After this discussion, all representatives of LFB and GTC left the meeting and Mr. Landine called to order a formal meeting of the Special Committee. The Special Committee discussed strategic matters relating to the value of GTC’s minority shares as well as various strategies to negotiate with LFB and the other potential investor. The Special Committee determined that, given GTC’s financial condition, in order to ensure adequate time to proceed with another potential investor, Mr. Landine would propose that such potential investor make an unsecured loan to GTC in the amount of $3 million.

On Friday, October 29, 2010, a representative of the potential investor contacted Mr. Landine and expressed an interest in a transaction with GTC. Mr. Landine indicated that in order to move forward it would have to provide the Special Committee with a term sheet that included an immediate investment or loan to GTC of at least $3 million. The potential investor indicated that he would consider such an investment and get back to Mr. Landine.

On Monday, November 1, 2010, a representative of the potential investor again contacted Mr. Landine to discuss a proposed transaction with GTC and Mr. Landine reiterated that in order to proceed it would need to present a term sheet for a proposed transaction which included an immediate investment or loan to GTC. The potential investor indicated that it would consider such a term sheet, however the potential investor did not respond to Mr. Landine. Following the discussions with Mr. Landine, the representative of the potential investor also contacted Mr. Béchon of LFB and expressed interest in providing loan financing to LFB to fund GTC’s operations. Mr. Béchon responded that LFB had sufficient resources but that LFB might be willing to discuss a significant equity investment in GTC or a strategic partnership transaction involving GTC and requested a written term sheet for any such transaction. No such term sheet was received from the potential investor.

On Wednesday November 3, 2010 the Special Committee held a meeting by teleconference and Messrs. Maggard and King of Caymus Partners also attended. At the meeting Mr. Landine updated the Special Committee on his discussions with the proposed investor and indicated that he informed the proposed investor that in order to move forward the proposed investor would have to present the Special Committee with a term sheet for an investment or loan to GTC of at least $3 million. After such discussion, Messrs. Maggard and King then delivered a presentation to the Special Committee regarding the proposed LFB transaction, which included a financial analysis of the proposed LFB transaction, a review of GTC’s financial condition and historical stock prices, comparable transactions and valuations of comparable public companies. The Special Committee then discussed the analysis and asked numerous questions of Messrs. Maggard and King and then asked them to take into account other factors in their analysis and present a revised and updated analysis to the Special Committee on November 5, 2010. At the meeting, the Special Committee determined that Mr. Landine should approach LFB and request that the pricing of the transaction be increased to $0.31 per share. Mr. Concannon then discussed the status of negotiations of the Merger Agreement with LFB and the various changes to the draft agreement that had been requested.

On November 4, 2010, Mr. Landine had a telephone conversation with Mr. Bechon of LFB in which Mr. Landine proposed that LFB increase the price of its offer to $0.31 per share. Mr. Bechon indicated that LFB would consider such request. Mr. Landine followed up that conversation with an email to Mr. Bechon confirming the request of an increase in the price to $0.31 per share.

On the morning of November 5, 2010, Mr. Bechon responded to Mr. Landine by email and indicated that LFB had considered the Special Committee’s proposal and that after careful consideration LFB was prepared to increase the price it would pay in the proposed transaction from its previous offer of $0.28 per share to $0.30 per share and indicated that LFB was not at that time prepared to offer a higher price.

Later that morning the Special Committee met by telephone. At the meeting Mr. Landine updated the Special Committee and Caymus Partners on his discussion and correspondence with Mr. Bechon and the request that the price be increased to $0.31 per share and LFB’s response agreeing to increase the price to $0.30 per share. Messrs. Maggard and King of Caymus Partners then delivered a follow-up presentation to the Special Committee regarding the proposed LFB transaction, including a financial analysis and a review of additional comparable transactions. Caymus Partners confirmed at the meeting that it believed that the proposed transaction with LFB and the proposed price of $0.30 per share was fair to GTC’s shareholders from a financial point of view and confirmed that it would deliver a written opinion to that effect.

Mr. Concannon then updated the Special Committee on the status of negotiations with LFB of the Merger Agreement, including the Committee’s request that the agreement include a “fiduciary out” provision and not include a “no-shop” provision which had been requested by LFB. The Special Committee confirmed at the meeting that the agreement should contain a “fiduciary out” provision but should not contain a “no-shop” provision, but that LFB’s request for a break-up fee of $200,000 as well as payment of LFB’s expenses in the event that GTC terminated the agreement under certain circumstances was appropriate. The Special Committee, with the assistance of its financial and legal advisors, discussed the proposed transaction with LFB, the perspectives of the Special Committee on the proposed transaction and the report and recommendation to be presented to the Board by the Special Committee. The Special Committee noted that the price of $0.30 per share was 7.1% above the initial offer price of $0.28 per share and also noted that on Friday, November 5, 2010 GTC’s stock had opened at $0.28 per share. Based on its review, the Special Committee was of the unanimous view that it would support a transaction at $0.30 per share, subject to the negotiation and finalization of definitive documentation for the transaction, and would recommend that the Board of Directors of GTC approve proceeding with the proposed transaction on this basis. The Special Committee also unanimously agreed to recommend to the Board that GTC’s Shareholders’ Rights Plan be amended in order to allow for the proposed transaction with LFB without causing the triggering of such Plan.

Following the meeting revised drafts of the documents for the transaction were circulated and negotiated. By Sunday, November 7, 2010 the documents were in substantially final form. They did not include a “no-shop” provision, but did contain a “fiduciary out” and a break-up fee of $200,000 plus expenses of LFB if GTC were to terminate the agreement under certain circumstances.

On Sunday, November 7, 2010 the Board of Directors of GTC met by teleconference and received the report of the Special Committee. Based on, among other things, the unanimous recommendation of the Special Committee, the Board of Directors, by unanimous vote of the independent directors, approved GTC entering into the Merger Agreement and amending GTC’s Shareholders’ Rights Plan as outlined above.

On the morning of November 8, 2010, the Merger Agreement was executed and delivered by GTC, LFB and Merger Sub. Before the opening of the markets on November 8, 2010, GTC issued a press release announcing the execution of the Merger Agreement.

Purposes

The primary purposes of the Transaction include enabling GTC to terminate the registration of its Common Stock under Section 12(g) of the Exchange Act, eliminating public ownership of its shares of Common Stock and thereby reducing the significant administrative and financial burdens associated with remaining a public company, as well as providing the unaffiliated shareholders of GTC with a source of liquidity at a fair value. The Filing Persons believe that GTC and its shareholders currently derive no material benefit from GTC continuing as a public company. As long as the Common Stock remains registered under Section 12(g) of the Exchange Act, GTC is required to comply with the disclosure and reporting requirements under the Exchange Act. However, because of the financial condition of GTC, the relatively thin trading market and the limited liquidity of the Common Stock, with the exceptions of financings by LFB, GTC has not been able to utilize its Common Stock as a source of financing for its capital needs or otherwise realize the generally anticipated benefits of public ownership. In light of GTC’s current size and resources, the Filing Persons do not believe that the costs of remaining public are justified, nor do the Filing Persons believe that the shareholders are benefiting from public ownership of the Common Stock. Furthermore, the Filing Persons believe that it is in GTC’s best interests to eliminate the administrative and financial burdens associated with being and remaining a public company. The Filing Persons have decided to engage in the Transaction at this time because GTC is expected to run out of cash by the middle of December, 2010 and GTC is hoping to avoid the expenses of preparing and filing an Annual Report on Form 10-K for the year ended December 31, 2010 and the many other administrative and financial burdens associated with remaining a public company.

There are considerable costs and burdens to GTC in remaining a public reporting company. The costs of complying with the reporting requirements of the Exchange Act are substantial, and together with other incremental costs associated with being a public company, represent an estimated annual cost of approximately $700,000. On an annual basis, the incremental costs of being a public company approximate:

(1)	auditors – $300,000;

(2)	legal fees – $230,000;

(3)	directors’ and officers’ insurance – $75,000;

(4)	printing and distribution of proxy statement and annual report and annual meeting costs – $65,000;

(5)	preparation, distribution, and/or filing of press releases and other SEC reports – $15,000;

(6)	stock transfer agent services – $10,000; and

(7)	other miscellaneous costs – $5,000.

These amounts are estimates, and the actual savings to be realized upon going private may be higher or lower than anticipated. In addition to the direct costs incurred, management and employees are required to devote significant time and energy to preparing the periodic reports required of publicly traded companies under the Exchange Act. After completing the Transaction, GTC will eliminate or reduce many of these direct and indirect costs. Thus, in addition to the direct annual savings expected to be realized following the Transaction, the Filing Persons expect that GTC’s management and employees will be able to focus more of their time and effort on the operation of the business.

There is minimal trading of the Common Stock and, therefore, the investment of GTC’s shareholders is relatively illiquid. On March 19, 2010, the Common Stock was delisted from the NASDAQ Capital Market because GTC was not able to meet the minimum standards established by NASDAQ for continued listing of the Common Stock. From March 22, 2010 to October 18, 2010 (the last trading day prior to public announcement by GTC of a potential going private transaction by LFB), the average daily trading volume of the Common Stock on the OTCBB was approximately 15,000 shares per day – and there are few market makers and no analysts following GTC’s performance. As a result, the public markets provide little liquidity for GTC’s shareholders. Since GTC’s shares are thinly traded, it may be difficult for shareholders to cash-out without further adversely affecting the market price of the Common Stock. There is a limited and illiquid market for the Common Stock, and the Filing Persons believe there is little likelihood that a more active market will develop in the foreseeable future. The Transaction described in this Statement will allow the unaffiliated shareholders to liquidate their holdings at a fair value without transaction costs.

In view of the fact that GTC’s operations do not generate sufficient funds to support the costs of being a public company, the Transaction presents an opportunity to fund GTC’s operations in the near term, reduce operating costs and, in light of the relatively minor benefit the shareholders have received as a result of GTC’s public company status, the Filing Persons believe that effecting the Transaction is in the best interest of GTC and its shareholders. On November 7, 2010, the GTC board of directors, based upon the unanimous recommendation of a special committee comprised solely of independent and disinterested directors, approved the Transaction pursuant to the terms and conditions of the Merger Agreement.

Alternatives

After having considered the following alternatives, the Filing Persons have determined that effecting a going private transaction through the Transaction as set forth in this Statement is in the best interests of GTC and its shareholders:

•

Third-Party Financing or Strategic Partnership. In December 2009, GTC engaged an investment bank to (1) act as placement agent in identifying and contacting prospective purchasers of GTC’s securities in a private placement transaction and (2) assist GTC in identifying potential strategic investors or partners. As noted above under “- Background of the Transaction,” after an intensive six month effort, the investment bank was not able to attract interest from potential investors in GTC or for a general strategic alliance with GTC.

•

Bankruptcy Reorganization. LFB has considered having GTC file a voluntary petition for reorganization of the company under Chapter 11 of the U.S. Bankruptcy Code. LFB determined not to proceed with a bankruptcy reorganization of GTC due in part to the time and expense involved. LFB also considered that GTC’s unaffiliated shareholders would not likely receive anything for their shares in a bankruptcy reorganization. In addition, LFB considered that certain strategic and collaborative partners of GTC may not continue to work with GTC in the event of a bankruptcy reorganization.

The Filing Persons believe that effecting the Transaction in the manner set forth herein is the quickest and most cost-effective way for LFB to provide needed financing to GTC, which is expected to run out of cash by the middle of December 2010, and to effect a going private transaction, and is an equitable and fair way to provide liquidity to the unaffiliated shareholders for their shares of Common Stock. In evaluating the potential alternatives, the Filing Persons determined that other transactions such as a long-form merger, tender offer or reverse stock split were not viable means to address the problems facing GTC and its unaffiliated shareholders.

Reasons

In determining whether to effect the Transaction, the Filing Persons considered the following factors to be the principal benefits of taking GTC private:

•	Projected annual direct cost savings of approximately $700,000 expected to be realized from GTC no longer being a public company.

•

Elimination of additional burdens on management associated with public reporting and other tasks resulting from GTC’s public company status, including, for example, the dedication of time and resources to comply with the rules, regulations and reporting requirements, addressing shareholder inquiries and managing and handling investor and public relations.

•

Providing greater flexibility to GTC’s management to focus on GTC’s business and its long-term business goals, without the diversion of the significant time required to comply with the reporting obligations of a public company.

•	Enabling GTC to avoid filing for bankruptcy or seeking similar protection from its creditors. GTC is expected to run out of cash by the middle of December of 2010.

•

Providing liquidity for the unaffiliated holders of the Common Stock. Average daily trading volume of GTC’s shares from March 22, 2010 to October 18, 2010 (the last trading day prior to public announcement by GTC of a potential going private transaction by LFB) was only 15,000 shares. The Transaction would result in immediate liquidity for the unaffiliated holders of the Common Stock.

•	The benefits of offering all unaffiliated shareholders the opportunity to sell their Common Stock for one price at the same time, without the payment of any brokerage fee or commission.

•

The form of the Merger allows the unaffiliated shareholders to receive cash for their Common Stock quickly and allows GTC to become a privately-held company without any action by the unaffiliated shareholders.

•	The benefit of allowing unaffiliated shareholders who have a tax basis in their shares of Common Stock greater than the Merger Price to realize a tax loss on the sale of their shares.

Many of the factors set forth above have been present in GTC’s history for some time. Since October 2006, LFB has been virtually the sole source of financing to assist GTC in resolving its liquidity and operational challenges as explained in more detail above under the heading “Background of the Transaction.” Despite these and other efforts taken by GTC, the Filing Persons believe that GTC has not been able to solve its continued liquidity and operational difficulties. The Filing Persons believe that the Transaction will help make GTC more operationally efficient. The Filing Persons have determined that, although the factors have been present for some time, the Transaction is the most fair and efficient action to take at this time that will have the greatest benefit for GTC as well as the unaffiliated shareholders.

The Filing Persons also weighed a variety of risks and other potentially negative factors for the unaffiliated shareholders and the Filing Persons concerning the Merger, including that:

•

Following the Transaction, if GTC’s financial condition improves, the unaffiliated shareholders will not participate in any future earnings of or benefit from any increases in GTC’s value; only LFB would benefit by an increase in the value of GTC.

•	For U.S. federal income tax purposes generally, the cash payments made to the unaffiliated shareholders pursuant to the Merger will be taxable to the unaffiliated shareholders.

•

Unless the unaffiliated shareholders properly exercise the statutory appraisal rights, they will be required to surrender their shares involuntarily in exchange for a cash price determined by the Filing Persons.

•	The unaffiliated shareholders will not have the right as a result of the Merger to liquidate their shares at a time and for a price of their choosing.

•	LFB and GTC will be the sole beneficiaries of the cost savings expected to be realized from taking GTC private.

As discussed in more detail above, the Filing Persons have determined that the suspension of GTC’s filing and other obligations under the Exchange Act could potentially achieve cost savings of approximately $700,000 per year. Such estimated cost savings weighed in favor of effecting the Transaction. The Filings Persons believe that the principal disadvantage of leaving GTC as a majority-owned, public company is the inability to achieve the significant cost-saving benefits discussed in this Statement. The Filing Persons believe that GTC’s management has implemented as many cost-reduction practices as possible, and that the costs associated with being a public reporting company represent a significant portion of GTC’s total overhead. The Filing Persons believe these costs will only continue to increase.

Therefore, after considering, evaluating and pursuing alternatives to strengthen GTC’s financial viability, the Filing Persons concluded that the advantages of continuing to operate GTC as a majority-owned, public company are significantly outweighed by the disadvantages of doing so.

Effects

General

In accordance with Section 11.05 of the MBCA, the Merger will be effected as follows: (1) Merger Sub will be merged with and into GTC, (2) the separate corporate existence of Merger Sub will cease, and (3) GTC will continue its corporate existence under Massachusetts law as the surviving corporation in the Merger and a direct wholly-owned subsidiary of LFB. The registration of the Common Stock under the Exchange Act will then be terminated, and GTC will cease being a public reporting company and the Common Stock will no longer be traded on the OTCBB. Upon completion of the Merger, LFB will have complete control over the conduct of GTC’s business and will have a 100% interest in the net assets, net book value and future net earnings of GTC. As of September 30, 2010, the total assets and net book value of GTC equaled $24.5 million and negative $28.4 million, respectively. GTC had net losses of $27.0 million, $22.7 million and $36.3 million in fiscal 2009, 2008 and 2007, respectively, and a net loss of $4.5 million for the first nine months of fiscal 2010.

Upon completion of the Merger, only LFB will be entitled to all income generated by GTC’s operations and any future increase in GTC’s value. LFB will also indirectly realize all of the benefit in the projected savings in no longer being a public company. Similarly however, LFB will bear all the risk of losses generated by GTC’s operations and any decrease in the value of GTC after the Merger.

The Unaffiliated Shareholders

The unaffiliated shareholders are those shareholders of GTC who are not affiliated with the Filing Persons. The stockholdings of the directors and officers of GTC, some of whom are also officers and/or directors of LFB, who are affiliates of GTC, will be treated no differently than the unaffiliated shareholders of GTC. For information regarding the securities of GTC held by the directors and officers of GTC, see “Item 11. Interest in Securities of the Subject Company” below starting on page 36.

As a result of the Transaction, the unaffiliated shareholders will receive the Merger Price per share, in cash, for their shares of Common Stock. Upon effectiveness of the Merger, the unaffiliated shareholders will no longer have any equity interest in, and will not be shareholders of, GTC and therefore will not receive the benefits of GTC’s future earnings and potential growth based on their stockholdings and will no longer bear the risk of any decreases in the value of GTC. All of the unaffiliated shareholders’ other incidents of stock ownership, such as the right to vote on certain corporate decisions, to elect directors, to receive distributions upon the liquidation of GTC, and to receive appraisal rights upon certain mergers or consolidations of GTC (unless such appraisal rights are perfected in connection with the Merger) will be extinguished upon completion of the Merger. In addition, the receipt of the payment of the Merger Price for shares of Common Stock will be a taxable transaction for federal income tax purposes. See “Certain U.S. Federal Income Tax Considerations,” beginning on page 23 of this Statement. The unaffiliated shareholders will have immediate liquidity, in the form of the Merger Price, in place of an ongoing equity interest in GTC. However, the unaffiliated shareholders will be required to surrender their shares of Common Stock involuntarily in exchange for the Merger Price and will not have the right to liquidate such shares at a time and for a price of their choosing. In summary, if the Merger becomes effective, the unaffiliated shareholders will have no ongoing rights as shareholders of GTC (other than statutory appraisal rights in the case of unaffiliated shareholders who are entitled to and perfect such rights under Part 13 of the MBCA). See “– Appraisal Rights,” beginning on page 19 of this Statement.

The Common Stock

Once the Merger is effective, trading in the Common Stock on the OTCBB will cease and the registration of the Common Stock under the Exchange Act will be terminated. As a result, GTC will no longer be required to file annual, quarterly, and other periodic reports with the SEC under Section 13(a) of the Exchange Act and will no longer be subject to the proxy rules under Section 14 of the Exchange Act. In addition, the Filing Persons will no longer be subject to reporting requirements regarding their ownership of Common Stock under Section 13 of the Exchange Act or to the requirement under Section 16 of the Exchange Act to disgorge certain profits from the purchase and sale of Common Stock.

Company Options and Warrants

As of September 30, 2010, GTC had outstanding options to purchase 797,324 shares of Common Stock, all of which had an exercise price greater than the Merger Price, and outstanding warrants to purchase 4,356,826 shares of Common Stock, all of which had an exercise price greater than the Merger Price. Because all outstanding options and warrants have an exercise price greater than the Merger Price, they will be terminated in connection with the Merger.

Plans after the Merger

In connection with the Merger, the Filing Persons expect to review GTC and its assets, corporate structure, capitalization, operations, properties, policies, management and personnel to determine what changes, if any, would be desirable following the Merger in order to improve the business and operations of GTC. The transactions contemplated may include merger, reorganization, liquidation, purchase, sale and transfer of a material amount of assets, and licensing transactions. Although the GTC regularly engages in discussions with third parties regarding licensing transactions, financing for product development activities and other business development opportunities, the Filing Persons do not currently have any commitment or agreement with respect to any such transaction. The Filing Persons expressly reserve the right to make any changes as to GTC that they deem necessary or appropriate in light of their review or in light of future developments.

It is currently expected that the board of directors and management of GTC as the surviving company in the Merger will be restructured after the Merger and once GTC is no longer a public company.

Conditions to the Merger

Completion of the Merger is conditioned upon the closing of the Private Placement. Each party’s obligation to complete the Private Placement is subject to the satisfaction or waiver (if permissible, by each of GTC, LFB and Merger Sub) of various conditions, which include the following:

•	The absence of any legal prohibition to completing the Private Placement or the Merger.

•	Compliance with the requirements of Rule 13e-3 of the Exchange Act, including the passing of at least 20 days from the date of mailing this Statement to the unaffiliated shareholders.

The obligation of LFB and Merger Sub to complete the Private Placement is subject to the satisfaction or waiver (by LFB and Merger Sub) of various conditions, which include the following:

•	The waiver of GTC’s poison pill in connection with the Transaction.

•

Receipt of the stock certificates representing the shares of GTC Common Stock purchased in the Private Placement (or evidence that GTC’s transfer agent has been irrevocably instructed to issue such certificates).

•

The representations and warranties of GTC set forth in the Merger Agreement being true and correct as of the closing of the Private Placement, except where the failure to be so true and correct, individually or in the aggregate, does not have or would not reasonably be expected to result in a material adverse effect on GTC.

•

GTC having performed, satisfied and complied with the covenants, agreements and conditions required by the Merger Agreement to be performed, satisfied or complied with by GTC at or prior to the closing of the Private Placement, except where the failure to satisfy or comply with such covenants, agreements and conditions, individually or in the aggregate, does not have or would not reasonably be expected to result in a material adverse effect on GTC.

•

There shall not have occurred any event or occurrence and no circumstance shall exist which, alone or together with any one or more other events, occurrences or circumstances has had, is having or would reasonably be expected to result in a material adverse effect on GTC.

The obligation of GTC to complete the Private Placement is subject to the satisfaction or waiver (by GTC) of various conditions, which include the following:

•	Receipt of the aggregate purchase price for the shares of GTC Common Stock to be purchased in the Private Placement by LFB.

•

The representations and warranties of LFB and Merger Sub set forth in the Merger Agreement being true and correct as of the closing of the Private Placement, except where the failure to be so true and correct, individually or in the aggregate, does not have or would not reasonably be expected to result in the inability of LFB or Merger Sub to consummate the transactions under the Merger Agreement.

•

LFB and Merger Sub having performed, satisfied and complied with the covenants, agreements and conditions required by the Merger Agreement to be performed, satisfied or complied with by LFB and Merger Sub at or prior to the closing of the Private Placement, except where the failure to satisfy or comply with such covenants, agreements and conditions, individually or in the aggregate, does not have or would not reasonably be expected to result in the inability of LFB or Merger Sub to consummate the transactions under the Merger Agreement.

Appraisal Rights

GTC shareholders who comply with the procedures summarized in this Statement will be entitled to appraisal rights if the Merger is completed. Under Part 13 of the MBCA, as a result of the completion of the Merger, holders of Common Stock with respect to which appraisal rights have been properly exercised and perfected and not withdrawn or lost are entitled, in lieu of receiving the Merger Price, to have the “fair value” of their shares upon the completion of the Merger (exclusive of any element of value arising from the expectation or accomplishment of the Merger unless such exclusion would be inequitable) judicially determined and paid to them in cash by complying with the provisions of Part 13 of the MBCA. The following discussion is not a complete statement of the law pertaining to appraisal rights under the MBCA and is qualified in its entirety by the full text of Part 13 of the MBCA, which is attached to this Statement as Annex B. Please read Part 13 of the MBCA carefully, because exercising appraisal rights involves several procedural steps and failure to strictly follow the procedures set forth in Part 13 of the MBCA may result in the loss of your appraisal rights. Shareholders should consult with their advisors, including legal counsel, in connection with any demand for appraisal.

Within 10 calendar days following the Effective Date of the Merger, GTC shareholders will be sent a Notice of Merger and Appraisal Rights and a Letter of Transmittal. These documents should be read carefully. If you would like to exercise appraisal rights, you must comply with the procedures specified in these documents and in Part 13 of the MBCA.

Assertion of Rights by Nominees and Beneficial Owners

Only a holder of record of shares of Common Stock may exercise appraisal rights. A record shareholder may assert appraisal rights as to fewer than all the shares registered in his, her or its name but owned by a beneficial shareholder only if the record shareholder objects with respect to all shares of the class or series owned by the beneficial shareholder and notifies GTC in writing of the name and address of each beneficial shareholder on whose behalf appraisal rights are being asserted. The rights of a record shareholder who asserts appraisal rights for only part of the shares held of record in the record shareholder’s name will be determined as if the shares as to which the record shareholder objects and the record shareholder’s other shares were registered in the names of different record shareholders. A beneficial shareholder may assert appraisal rights as to shares of any class or series held on behalf of the shareholder only if the shareholder submits to GTC the record shareholder’s written consent to the assertion of such rights with respect to all shares of the class or series that are beneficially owned by the beneficial shareholder no later than the shareholder certification due date.

Notification of Appraisal Rights Following the Exchange; Shareholder Certification

If the Merger becomes effective, Part 13 of the MBCA requires that a written appraisal notice be sent to all GTC shareholders. The appraisal notice must be sent no earlier than the date the Merger becomes effective and no later than 10 days after such date. The appraisal notice must contain a form to be completed and returned by the shareholder (referred to herein as the shareholder certification) and a copy of Part 13 of the MBCA and must state certain information, including the following:

•

the date, which is referred to herein as the shareholder certification due date, by which the shareholder certification described below must be received, which may not be fewer than 40 or more than 60 days after the date the appraisal notice and shareholder certification are sent to GTC’s shareholders;

•	a statement that the shareholder waives the right to demand appraisal with respect to its shares unless the shareholder certification is received by the shareholder certification due date;

•

where the shareholder certification must be sent and where certificates for certificated shares must be deposited and the date by which the certificates must be deposited, which date may not be earlier than the shareholder certification due date;

•	GTC’s estimate of the fair value of the shares;

•

notification that, if requested by the shareholder in writing, GTC will provide, within 10 days after the shareholder certification due date, the number of shareholders who return shareholder certifications by such date and the total number of shares owned by them; and

•

the date by which the notice to withdraw appraisal rights (as discussed below) must be received, which date is referred to herein as the withdrawal deadline and must be within 20 days after the shareholder certification due date.

In the shareholder certification, the shareholder must certify whether or not beneficial ownership of the shares for which appraisal rights are asserted was acquired before November 8, 2010, the date of the first announcement to shareholders of the principal terms of the Merger, which is referred to herein as the announcement date. If a shareholder fails to certify that beneficial ownership of the shares for which appraisal rights are asserted were acquired before the announcement date, GTC may elect to treat the shareholder’s shares as after-acquired shares (discussed below and defined below). In addition, a shareholder who wishes to exercise appraisal rights must, if holding certificated shares, deposit the certificates in accordance with the terms of the appraisal notice. Once a shareholder returns the executed shareholder certification and, if holding certificated shares, deposits his, her or its certificates or, in the case of uncertificated shares, the shareholder loses all rights as a shareholder unless the shareholder withdraws from the appraisal process by providing written notice by the withdrawal deadline. A shareholder who does not withdraw from the appraisal process in this manner may not later withdraw without GTC’s written consent. A shareholder who does not execute and return the shareholder certification and deposit such shareholder’s share certificates by the applicable dates set forth in the appraisal notice is not entitled to an appraisal rights payment under Part 13 of the MBCA.

Payment for Shares Acquired Before Announcement Date

Except with respect to after-acquired shares, within 30 days after the shareholder certification due date, GTC must pay in cash to those shareholders who have complied with the procedural requirements of Part 13 of the MBCA the amount GTC estimates to be the fair value of their shares, plus interest. The fair value of the shares is the value of the shares immediately before the Merger, excluding any element of value arising from the expectation or accomplishment of the Merger, unless exclusion would be inequitable. Interest accrues from the completion of the Merger until the date of payment, at the average rate currently paid by GTC on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances. The foregoing payment to each shareholder must be accompanied by (1) recent financial statements of GTC, (2) a statement of GTC’s estimate of the fair value of the shares, which estimate must equal or exceed the estimate given in the appraisal notice, and (3) a statement that shareholders who complied with the procedural requirements have the right, if dissatisfied with such payment, to demand further payment as described below.

A shareholder who has been paid the estimated fair value and is dissatisfied with the amount of the payment must notify GTC in writing of his, her or its estimate of the fair value of the shares and demand payment of that estimate plus interest, less the payment already made. A shareholder who fails to notify GTC in writing of his, her or its demand to be paid such shareholder’s stated estimate of the fair value plus interest within 30 days after receiving the payment waives the right to demand payment and will be entitled only to the payment made based on GTC’s estimate of the fair value of the shares.

Offer to Pay for After-Acquired Shares

GTC may withhold payment from any shareholder who did not certify that beneficial ownership of all of such shareholder’s shares for which appraisal rights are asserted was acquired before the announcement date, which are referred to herein as after-acquired shares. If GTC elects to withhold payment, within 30 days after the shareholder certification due date, GTC must provide such shareholders notice of certain information, including its estimate of fair value and their right to accept its estimate of fair value, plus interest, in full satisfaction of their demands. Those shareholders who wish to accept the offer must notify GTC of their acceptance within 30 days after receiving the offer. Within 10 days after receiving a shareholder’s acceptance, GTC must pay in cash the amount it offered in full satisfaction of the accepting shareholder’s demand. A shareholder offered payment who is dissatisfied with that offer must reject the offer and demand payment of his, her or its stated estimate of the fair value of such shareholder’s shares plus interest. A shareholder who fails to notify GTC in writing of his, her or its demand to be paid his, her or its stated estimate of the fair value plus interest within 30 days after receiving GTC’s offer of payment waives the right to demand payment and will be entitled only to the payment offered by GTC based on GTC’s estimate of the fair value of the shares. Those shareholders who do not reject GTC’s offer in a timely manner will be deemed to have accepted GTC’s offer, and GTC must pay to them in cash the amount it offered to pay within 40 days after sending the payment offer.

Procedures if Shareholder is Dissatisfied with Payment or Offer

If a shareholder makes a demand for payment which remains unsettled, GTC must commence an equitable proceeding in Middlesex Superior Court, Commonwealth of Massachusetts, within 60 days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If GTC does not commence the proceeding within the 60-day period, it must pay in cash to each shareholder the amount such shareholder demanded plus interest. GTC must make all shareholders whose demands remain unsettled parties to the proceeding as an action against their shares, and all parties must be served with a copy of the petition. Each shareholder made a party to the proceeding is entitled to judgment (1) for the amount, if any, by which the court finds the fair value of the shareholder’s shares, plus interest, exceeds the amount paid by GTC to the shareholder for such shares or (2) for the fair value, plus interest, of the shareholder’s shares for which GTC elected to withhold payment.

The jurisdiction of the court in which the proceeding is commenced is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it, and the shareholders demanding appraisal rights are entitled to the same discovery rights as parties in other civil proceedings.

Court Costs and Counsel Fees

The court in an appraisal proceeding must determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court must assess any costs against GTC, except that the court may assess cost against all or some of the shareholders demanding appraisal, in amounts the court finds equitable, to the extent the court finds such shareholders acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by Part 13 of the MBCA.

The court in an appraisal proceeding may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

•	against GTC and in favor of any or all shareholders demanding appraisal if the court finds GTC did not substantially comply with its requirements under Part 13 of the MBCA; or

•

against either GTC or a shareholder demanding appraisal, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by Part 13 of the MBCA.

If the court in an appraisal proceeding finds that the services of counsel for any shareholder were of substantial benefit to other shareholders similarly situated, and that the fees for those services should not be assessed against GTC, the court may award to such counsel reasonable fees to be paid out of the amounts awarded the shareholders who were benefited. To the extent GTC fails to make a required payment pursuant to Part 13 of the MBCA, the shareholder may sue directly for the amount owed and, to the extent successful, will be entitled to recover from GTC all costs and expenses of the suit, including counsel fees.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a summary of the material United States federal income tax consequences of the Merger to beneficial owners of shares of Common Stock. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and the laws, regulations, rulings, and decisions in effect on the date of this Statement, all of which are subject to change (possibly with retroactive effect) and to differing interpretations. In addition, this discussion only applies to holders of GTC stock that are United States persons, which means (i) a citizen or resident of the United States, (ii) a corporation or other entity taxable as a corporation for United States federal income tax purposes, (iii) a partnership or other entity taxable as a partnership United States federal income tax purposes created or organized in or under the laws of the United States or any State or the District of Columbia, or (iv) an estate or trust the income of which is subject to United States federal income taxation regardless of its source.

This discussion does not address all aspects of federal income taxation that may affect holders of the Common Stock in light of their particular circumstances or to holders of the Common Stock who may be subject to special tax treatment under the Code, including holders of restricted Common Stock, holders who are brokers, dealers or traders in securities or foreign currency, traders in securities that elect to apply a mark-to-market method of accounting, insurance companies, tax-exempt organizations, banks, financial institutions, broker-dealers, real estate investment trusts, regulated investment companies, grantor trusts, holders who hold the Common Stock as part of a hedge, straddle, conversion, or other risk reduction transaction, or who acquired the Common Stock pursuant to the exercise of compensatory stock options or warrants or otherwise as compensation.

The receipt of cash by a shareholder of GTC, pursuant to the Merger or pursuant to the exercise of the shareholder’s statutory appraisal rights, will be a taxable transaction for United States federal income tax purposes. In general, a shareholder of GTC will recognize gain or loss for United States federal income tax purposes equal to the difference between the amount of cash that the shareholder receives in the Merger and that shareholder’s adjusted tax basis in that shareholder’s shares of GTC. Such gain or loss will be capital gain or loss if the shareholder holds the shares of GTC as a capital asset, and generally will be long-term capital gain or loss if, at the Effective Date of the Merger, the shareholder has held the shares of GTC for more than one year.

The cash payments made to a shareholder of GTC pursuant to the Merger will be subject to backup United States federal income tax withholding unless the shareholder provides the Paying Agent with his, her or its tax identification number (social security number or employer identification number) and certifies that such number is correct, or unless an exemption from backup withholding applies.

EACH BENEFICIAL OWNER OF SHARES OF GTC COMMON STOCK IS URGED TO CONSULT SUCH BENEFICIAL OWNER’S TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES TO EACH SUCH BENEFICIAL OWNER OF THE MERGER, INCLUDING THE APPLICATION OF STATE, LOCAL, FOREIGN AND OTHER TAX LAWS.

FAIRNESS OF THE TRANSACTION

Position of the Filing Persons as to the Fairness of the Transaction

Each of the Filing Persons has individually concluded that the Transaction, including the Merger, is both substantively and procedurally fair to the unaffiliated shareholders of GTC. This belief is based on the following factors:

•

Appointment of Special Committee. GTC’s board of directors currently consists of nine members. Five members, Christian Béchon, William Heiden, Evelyne Nguyen, Bertrand Merot and Jean-François Prost M.D. are affiliates of LFB and have been appointed by LFB pursuant to contractual rights. Four members of GTC’s board, Francis J. Bullock, James A. Geraghty, Michael J. Landine and Alan W. Tuck, have no affiliation with LFB or any other interest in the Transaction other than as shareholders of GTC. Due to LFB’s control of GTC’s board of directors, the board determined that it would be appropriate to appoint a special committee consisting solely of independent and disinterested directors to evaluate and negotiate the Transaction on behalf of GTC and the unaffiliated shareholders. Accordingly, on September 21, 2010, the GTC board appointed a special committee consisting of Messrs. Bullock, Geraghty, Landine and Tuck, which has negotiated the terms of the Transaction, including the Merger Price. The special committee engaged independent legal counsel and an independent financial advisor to assist in the negotiations and its determination of the fairness of the Transaction. The special committee unanimously determined that the transactions contemplated by the Merger Agreement are fair to, and in the best interests of, GTC’s shareholders and recommended that GTC’s board of directors approve the Merger Agreement and the transactions contemplated thereby, including the Private Placement and the Merger.

•

Fairness Opinion. As discussed in more detail below, the special committee of GTC’s board of directors received a written opinion, dated November 8, 2010, of its independent financial advisor, Caymus Partners, as to the fairness, from a financial point of view and as of the date of the opinion, of the Merger Price to the unaffiliated shareholders. The full text of the written opinion of Caymus Partners, which describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken, is attached to this Statement as Annex C. See also “Reports, Opinions, Appraisals and Negotiations” beginning on page 24 of this Statement.

•

The Merger Price. The Merger will enable the unaffiliated shareholders of GTC to immediately realize, without the payment of any brokerage fees or commissions, cash for their shares of Common Stock. The Merger Price, at $0.30 per share, represents a 3.45% premium to the last trade price of the GTC Common Stock on November 11, 2010, the last trading day prior to the filing of this Statement, and represents an 8.19% premium to the weighted-average daily last trade price for the 15 trading days immediately prior to the initial filing of this Statement.

•

Lack of Liquidity for Shareholders. The Common Stock was delisted from The NASDAQ Capital Market on March 19, 2010 and currently trades on the OTCBB. The average daily trading volume for shares of GTC Common Stock from March 22, 2010 to October 18, 2010 (the last trading day prior to public announcement by GTC of a potential going private transaction by LFB) was approximately 15,000 shares. LFB’s ownership of approximately 70% of the outstanding Common Stock results in a small public float that limits the amount of trading in the Common Stock and eliminates the possibility that a proposal to acquire GTC by an independent entity could succeed without the consent of LFB. As a result, the trading volume and liquidity of the Common Stock has significantly decreased from prior levels and it may be difficult for the unaffiliated shareholders to sell blocks of Common Stock without further adversely impacting the trading price. The Filing Persons believe that the immediate liquidity and cash consideration that would result from the Merger would be beneficial to the unaffiliated shareholders of GTC whose ability to sell their Common Stock has been adversely affected by the lack of liquidity.

•

Decreased Possibility of GTC Bankruptcy. GTC has received a going concern opinion from its auditors for the past two fiscal years and is currently expected to run out of cash by the middle of December 2010. The Filing Persons believe that taking GTC private will decrease the possibility of GTC filing for, or being involuntarily placed into, bankruptcy. GTC currently does not have sufficient sources of funds outside of LFB to cover its current obligations and liabilities as they become due, and LFB cannot continue to provide periodic short-term financing to GTC that does not allow GTC to make the operational decisions required for its long-term viability. The Filing Persons believe that GTC’s unaffiliated shareholders would likely not receive anything for their shares in a bankruptcy reorganization.

•

Appraisal Rights. Under Part 13 of the MBCA, as a result of the completion of the Merger, holders of Common Stock with respect to which appraisal rights have been properly exercised and perfected and not withdrawn or lost are entitled, in lieu of receiving the Merger Price, to have the “fair value” of their shares upon the completion of the Merger (exclusive of any element of value arising from the expectation or accomplishment of the Merger unless such exclusion would be inequitable) judicially determined and paid to them in cash by complying with the provisions of Part 13 of the MBCA.

•

Current Market Prices and Current Market Price Trend. The Filing Persons considered the current market prices and the trend of the current market prices for the Common Stock as relevant to their belief that the Transaction is fair. The Filing Persons considered the downward trend of the stock price over the past four years, and in particular during the past 24 months. Although the Filing Persons do not believe that there is adequate liquidity in the market or trading volume of Common Stock to base the analyses solely on the stock price, the underlying performance and value of GTC, in combination with the current stock price contributes to the Filing Persons’ analyses.

Each of the Filing Persons has considered the foregoing factors and, as a result, believes that the Transaction is substantively and procedurally fair to the unaffiliated shareholders.

In addition to the foregoing factors and analyses that support the Filing Persons’ belief that the Transaction is procedurally and substantively fair to the unaffiliated shareholders, the Filing Persons have also weighed the following factors:

•

No Future Participation in the Prospects of GTC. Following the consummation of the Merger, the unaffiliated shareholders will cease to participate in the future earnings or growth, if any, of GTC, or benefit from an increase, if any, in the value of their holdings in GTC.

•

Actual or Potential Conflicts of Interest. LFB currently owns 70% of the outstanding Common Stock of GTC and following the Merger, will own 100% of GTC. Accordingly, The interests of LFB and its affiliates may be adverse to the interests of the unaffiliated shareholders.

•

No Opportunity for the Unaffiliated Shareholders to Vote on the Merger. Because the Merger is being effected pursuant to a short-form merger under Section 11.05 of the MBCA, the unaffiliated shareholders will not have the opportunity to vote on the Merger.

•

Purchase Prices Paid in Previous Purchases. The Filing Persons considered the fact that higher prices had been paid for GTC stock in the past, both by LFB and in the public markets. However, based on the Company’s continuing losses and in light of the downward trend in the stock’s market price, the Filing Persons concluded that previous purchase prices were not indicative of the stock’s current value.

•

Unaffiliated Representative. GTC’s board of directors did not consider retaining an unaffiliated representative to act solely on behalf of the unaffiliated shareholders for purposes of negotiating the Transaction. Instead, GTC’s board of directors appointed the Special Committee, comprised of four independent directors with no affiliation with LFB, to evaluate and negotiate the terms of the

Transaction on behalf of GTC and the unaffiliated shareholders. The Special Committee in turn engaged an independent financial advisor, Caymus Partners, and independent legal counsel, Bingham McCutchen, to advise it with respect to the Transaction. The Filing Persons believed that the Special Committee was fully capable of representing the interests of the unaffiliated shareholders.

After giving due consideration to these factors, the Filing Persons (each acting individually) have concluded that none of these factors, alone or in the aggregate, is significant enough to outweigh the factors and analyses that the Filing Persons have considered to support their belief that the Transaction is substantively and procedurally fair to the unaffiliated shareholders.

Except as otherwise set forth below under “Reports, Opinions, Appraisals and Negotiations” with respect to the opinion delivered to the special committee by Caymus Partners, the Filing Persons did not rely upon a net book value analysis, a going concern value analysis, a liquidation value analysis or any other valuation analysis in reaching their respective determinations that the Transaction is substantively and procedurally fair to the unaffiliated shareholders because, in the views of the Filing Persons based on advice from Caymus Partners, these valuation analyses resulted in negative values for the Company’s stock. In addition, none of the Filing Persons has received within the past two years a firm offer for a merger or consolidation of GTC, the sale of all or substantially all of GTC’s assets or the purchase of GTC’s securities that would allow the purchaser to control GTC.

The Filing Persons’ analysis with respect to the substantive and procedural fairness of the Transaction relied heavily on the fact that the Transaction has been evaluated and negotiated on behalf of GTC and the unaffiliated shareholders by a special committee comprised solely of independent and disinterested directors and that the special committee has received an opinion from its independent financial advisor that the Merger Price is fair, from a financial point of view, to the unaffiliated shareholders. In view of the number and wide variety of other factors considered in connection with making the determination as to the fairness of the Transaction, and the complexity of these matters, the Filing Persons did not find it practicable to, nor did they attempt to, quantify, rank, or otherwise assign relative weights to the other specific factors considered.

The Filing Persons have not considered any factors, other than as stated above, regarding the fairness of the Transaction to the unaffiliated shareholders, as it is their view that the factors they considered provided a reasonable basis to form their belief.

REPORTS, OPINIONS, APPRAISALS, AND NEGOTIATIONS

Preparer and Summary of the Report, Opinion or Appraisal

On October 26, 2010, the Special Committee of the board of directors of GTC engaged Caymus Partners to provide a fairness opinion in connection with the Transaction. Caymus Partners consented to the references to its fairness opinion in this Schedule 13E-3 and to the inclusion of the fairness opinion as Annex C. On November 5, 2010, Caymus Partners rendered its oral opinion, which was subsequently confirmed in writing, to the Special Committee of GTC’s board of directors, that the Transaction consideration of $0.30 per Share to be paid to the unaffiliated shareholders of GTC in connection with the Transaction was fair to such unaffiliated shareholders from a financial point of view. The full text of Caymus Partners’ opinion, which sets forth the assumptions made, matters considered and limitations of the review undertaken, is attached hereto as Annex C.

Unaffiliated shareholders are urged to read the opinion carefully and in its entirety in connection with this Schedule 13E- 3. The opinion of Caymus Partners does not reflect any developments that may occur or may have occurred after the date of its opinion and prior to the completion of the Transaction. Caymus Partners has no obligation to update, revise or reaffirm its opinion, and the Filing Persons do not currently expect that they will request an updated opinion from Caymus Partners. No limitations were imposed by any Filing Person on the scope of Caymus Partners’ investigation or the procedures to be followed by Caymus Partners in rendering its opinion. Caymus Partners was not requested to and did not make any recommendation to LFB as to the form or amount of the consideration to be paid to GTC’s unaffiliated shareholders. In arriving at its opinion, Caymus Partners did not ascribe a specific range of values to the Special Committee. Its opinion is based on the financial and comparative analyses contained in Annex C.

Caymus Partners’ opinion was directed to the Special Committee of GTC’s board of directors for their use in connection with their consideration of the Transaction. Caymus Partners’ opinion addressed only the fairness of the $0.30 per Share Transaction consideration to the unaffiliated shareholders from a financial point of view and did not address any other aspect of the Transaction. Caymus Partners’ opinion was not intended to be and did not constitute a recommendation to the Special Committee of GTC’s board of directors as to how the Special Committee should vote on the Transaction or whether or not any shareholder should exercise any statutory appraisal rights available to such shareholder with respect to the Transaction. Additionally, Caymus Partners’ opinion does not compare the relative merits of the Transaction with any alternative transaction or business strategy which may have been available to or considered by the Special Committee or GTC as alternatives to the Transaction and does not address the underlying business decision of GTC’s board of directors to proceed with or effect the Transaction. Caymus Partners’ was not involved in structuring or negotiating the Transaction.

In conducting its financial analysis, Caymus Partners, among other things:

•	Reviewed GTC’s internally prepared forecasts for the fiscal year ending December 31, 2010 and yearly budgets prepared by the management of GTC projected out to the year ending December 31, 2015.

•	Reviewed the draft Schedule 13E- 3 prepared by the Filing Persons, which when approved by LFB and the board of directors of GTC, will be filed with the Commission in connection with the Transaction.

•

Reviewed the Form 10-Q GTC filed with the Commission on October 28, 2010 for the quarter ended September 30, 2010 which included financial information for both the nine (9) and three (3) month periods ended September 30, 2010.

•	Reviewed the Form 10-K GTC filed with the Commission on March 12, 2010 for the fiscal year ended January 3, 2010.

•	Reviewed historical stock prices and trading volume of the Common Stock.

•	Analyzed premiums paid by buyers of public companies in the U.S. and Europe in transactions deemed reasonably comparable to the Transaction.

•	Evaluated values of publicly traded biotechnology companies (to the extent available) in the U.S. and Europe deemed reasonably comparable to GTC.

•	Compared valuation multiples and acquisitions of biotechnology companies (to the extent available) deemed reasonably comparable to GTC.

•	Reviewed certain other information and performed other analyses that Caymus Partners deemed appropriate.

In arriving at its opinion, Caymus Partners assumed that all publicly available information or information furnished to Caymus Partners by GTC was accurate and complete. Caymus Partners was not aware of any facts or circumstances that would make such information inaccurate or misleading, but Caymus Partners did not independently verify and does not assume any responsibility or liability for such information. With respect to the forecasts and assumptions furnished to Caymus Partners by GTC, Caymus Partners assumed that such forecasts were reasonably prepared on a basis reflecting the best currently available estimates and judgments of GTC’s management.

Summary of Presentation Report

Subject to the foregoing, the following is a summary of the key factors considered by Caymus Partners in arriving at its opinion.

Historical Financial Performance

Caymus Partners undertook a review of GTC’s historical financial data in order to understand and interpret its operating and financial performance and strength. Caymus Partners analyzed the historical financial performance of GTC from 2005 through the third quarter of 2010, and noted the following:

•

GTC has incurred significant operating losses for the past five years primarily due to drug research and development costs far exceeding net revenue received from its only commercially sold drug, Atryn.

(dollars in thousands) Income Statement Data:	2005	2006	2007	2008	2009
Revenue	4,152	6,128	13,896	16,656	2,826
Operating loss from continuing operations	(29,765)	(35,647)	(36,424)	(23,207)	(36,254)
Net loss	(30,112)	(35,345)	(36,321)	(22,665)	(27,853)

•

Cash, cash equivalents, and marketable securities have continuously decreased over the last 4 years from $43.4 million in December 2006 to $2.7 million in September 2010. Cash is primarily used to pay salaries, wages and benefits, facility and facility-related costs of office, farm and laboratory space and other outside direct costs such as manufacturing and clinical trial expenses.

•	Total long-term liabilities have increased from $9.7 million in December 2005 to $33.2 million in September 2010. Substantially all of GTC’s debt is owned by LFB.

•	Total shareholders’ equity (deficit) has decreased from $36.7 million in December 2005 to $(23.8) million in September 2010.

(dollars in thousands) Balance Sheet Data:	2005	2006	2007	2008	2009	Sept. 2010
Cash, cash equivalents and marketable securities	36,169	43,385	15,765	11,643	3,816	2,738
Long-term liabilities	9,688	16,443	13,970	28,469	24,968	33,150
Shareholders’ equity (deficit)	36,709	37,956	8,024	(4,123)	(22,484)	(23,778)

Going Concern and Reliance on External Financing

Since 2006, LFB has entered numerous security purchase agreements with GTC to acquire various notes, preferred equity, and common stock. LFB has provided this financing to GTC on highly preferable terms, allowing interest to be accrued instead of paid in cash and providing below market interest rates. GTC would be unable to meet its debt obligations if they were on market terms and is thus dependent upon LFB’s support for continued solvency. Under the original note agreements with LFB, GTC has total principal payment obligations of $16.4 million due in 2012 which the Company will be unable to fulfill given its current financial projections.

During the first half of 2010, GTC attempted to obtain external financing with the help of a financial advisor. The financial advisor is a well-known and highly regarded investment bank with significant experience in transactions of this type. The capital raise ended unsuccessfully despite extensive efforts in approaching more than 25 potential financial sponsors. Without continued funding from LFB, GTC would not have sufficient capital to continue operations on a stand-alone basis and would be forced to liquidate.

Projected Financial Performance

Caymus Partners then evaluated the projected financial statements provided by GTC’s management. The projections were prepared by GTC in September, 2010 as part of GTC’s budget process in the ordinary course of business. William K. Heiden, the President and Chief Executive Officer of the Company and an LFB-affiliated director, reviewed and had input into these projections. These projections assume that LFB (or other investors) will continue to fund GTC’s future operations. GTC projects negative net income and cash flow from 2010 through 2014 due to ongoing research and development costs in excess of revenue. The positive cash flow projected in 2015 is dependent on FDA approval of GTC’s FVIIa project. Projected revenues relating to FVIIa involve significant speculation given the uncertainty of the project’s success and potential commercial value.

(dollars in thousands)	2010	2011	2012	2013	2014	2015
Net income	(17,638)	(23,162)	(18,232)	(9,990)	(6,603)	27,967
Adjustments:
Change in inventory	356	1,895	659	(1,330)	(1,322)	1,693
FVIIa Reimbursement from LFB	3,157
Add - Depreciation & Amortization	1,917	1,846	1,570	1,580	1,590	1,351
Add - Capital, Payables	(4,035	(3,324)	(3,300)	(3,000)	—	—
Add - Gen III Capital	—	(1,600)	—	—	—	—
Non-Cash Revenue	(8,900)	—	—	—	—	—

Cash Inflow (Outflow)	(25,143)	(24,344)	(19,303)	(12,740)	(6,335)	31,011

Typically a discounted cash flow analysis would be performed using the company’s projected financials. However, this methodology could not be accurately applied to GTC for the following reasons:

•	GTC’s projected expenditures on research and development are completely contingent on continued funding from LFB or other investors.

•

Under the current collaboration agreements in effect, profit allocation will be adjusted based on the development costs incurred. Because LFB has been responsible for a majority of development costs, LFB will be entitled to a majority of future revenues earned.

•	Projected cash flows are negative through 2014 and any projected positive cash flows are speculative.

Analysis of Market Premiums Paid in Similar Historical Transactions

Caymus Partners analyzed market premiums paid in prior transactions that Caymus Partners deemed reasonably similar to the proposed Transaction. Caymus Partners selected these transactions from publicly available data based on the following criteria:

•	Transactions involving all public, U.S., Canadian or European targets in the healthcare or technology industries.

•	Transactions closed or effective within the last 3 years.

•	Transactions in which a 90% or greater majority shareholder purchased all remaining public shares.

•	Transactions whereby the target had an implied enterprise value less than $500 million.

In examining these transactions, Caymus Partners analyzed the premium or discount paid over the trading prices for the target company one day, one month and three months prior to the transaction announcement.

	1 Day Prior	1 Week Prior	1 Month Prior
High	85.6%	85.6%	58.3%
Low	-9.7%	-19.5%	-24.34%
Mean	9.9%	12.2%	17.6%
Adjusted Mean[1]	3.6%	7.6%	17.8%
Median	0.0%	2.7%	14.6%

(1)	remove the highest and lowest value

LFB’s offer of $0.30 per share represents a discount of 6.3%, 11.8% and 11.8%, to the share price one day, one week and one month prior to the original announcement on October 19, 2010. All three of these values fall within the observed range of premiums paid in the comparable transactions. As of November 4, 2010, LFB’s offer of $0.30 per share constitutes a 3.4% premium to the trailing 30 day average stock price of $0.29 per share.

Fairness Opinion Conclusion

Based upon the foregoing analyses and the assumptions and limitations set forth in Caymus Partners’ opinion letter attached hereto as Annex C, Caymus Partners concluded that the $0.30 per Share Transaction consideration to be paid to the minority shareholders of GTC for the Common Stock in connection with the Transaction is fair to the minority shareholders, from a financial point of view.

The primary determinants in this opinion were GTC’s historical negative cash flow performance, expected continued negative cash flow forecasts, and complete reliance on LFB for continued operations and solvency. In arriving at its opinion, Caymus Partners considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor considered by it. Caymus Partners believes that the analyses described above must be considered as a whole and that selecting portions of these analyses, without considering all of them, would create an incomplete view of the process underlying Caymus Partners’ analyses and opinion.

Caymus Partners acted as financial advisor to the Special Committee of GTC’s board of directors in connection with the Transaction and received a fee for such services. This amount was mutually determined by the Special Committee of GTC’s board of directors and Caymus Partners. No part of such fee was contingent upon consummation of the Transaction or the actual opinion rendered.

Projections

GTC’s management does not as a matter of course make public projections as to future performance or earnings and is especially wary of making projections for any earnings period because of the inherent uncertainty of the underlying assumptions and estimates. Certain projections prepared by GTC’s management, however, were made available to Caymus Partners solely in connection with its evaluation of the fairness of the Merger Price. The projections prepared by GTC and relied upon by Caymus Partners are set forth on pages 16 and 17 of the materials provided by Caymus Partners LLC to the Special Committee of the Board of Directors of GTC on November 5, 2010, which are filed as Exhibit (c)(4) to this Statement.

The projections reflect numerous estimates and assumptions with respect to industry performance, general business, economic, regulatory, market, and financial conditions, as well as other factors and matters specific to GTC’s business, many of which are beyond GTC’s control. As a result, there can be no assurance that the projected results will be realized or that actual results will not be significantly higher or lower than projected. Since the projections cover multiple years, such information by its nature becomes less certain with each successive year.

Such projections were provided to Caymus Partners solely in connection with its evaluation of the fairness of the Merger Price and were not prepared with a view toward public disclosure or compliance with generally accepted accounting principles, or GAAP, or with published guidelines of the SEC. Neither GTC’s independent registered public accounting firm nor any other independent accountants have compiled, examined, or performed any procedures with respect to the projected financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and they assume no responsibility for, and disclaim any association with, the prospective financial information. Readers of this Statement are cautioned not to place undue reliance on such projections.

TRANSACTION STATEMENT

Item 1.	Summary Term Sheet.

See the section above captioned “Summary Term Sheet” beginning on page 2 of this Statement.

Item 2.	Subject Company Information.

(a) GTC’s full name, address and telephone number for its principal executive offices are:

GTC Biotherapeutics, Inc.

175 Crossing Boulevard

Framingham, Massachusetts 01702

(508) 620-9700

GTC is subject to the informational reporting requirements of the Exchange Act and in accordance therewith is required to file reports, proxy statements, and other information with the SEC relating to its business, financial condition, and other matters. You may read and copy these reports, proxy statements and other information at the SEC’s public reference facilities at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference facilities. SEC filings are also available at the SEC’s web site at http://www.sec.gov. Copies of information filed by GTC with the SEC are also available on its website at http://www.gtc-bio.com under the heading “Investor Information.”

(b) Securities. The exact title of the class of equity security that is the subject of this filing is GTC’s Common Stock, par value $0.01 per share. As of September 30, 2010, GTC had 30,459,485 shares of Common Stock outstanding. In addition, as of September 30, 2010, GTC had outstanding options to purchase 797,324 shares of Common Stock at a weighted average exercise price of $13.35, and outstanding warrants to purchase 4,356,826 shares of Common Stock at a weighted average exercise price of $7.55. Because all outstanding options and warrants have an exercise price greater than the Merger Price, they will be terminated in connection with the Merger.

(c) Trading Market and Price. The Common Stock has been listed for quotation on the OTCBB under the trading symbol “GTCB.OB” since March 19, 2010. From July 28, 2008 to March 18, 2010, the Common Stock was listed on the NASDAQ Capital Market under the trading symbol “GTCB,” and prior to July 28, 2008, the Common Stock was listed on the NASDAQ Global Market. The following table sets forth the quarterly high and low sales prices for the Common Stock for the periods presented:

Fiscal 2008 (Year Ended December 28, 2008)	High	Low
First Quarter (ended March 30, 2008)	$11.19	$4.50
Second Quarter (ended June 29, 2008)	$7.30	$3.60
Third Quarter (ended September 28, 2008)	$7.60	$2.80
Fourth Quarter (ended December 28, 2008)	$4.20	$1.10

Fiscal 2009 (Year Ended January 3, 2010)	High	Low
First Quarter (ended March 29, 2009)	$9.36	$2.70
Second Quarter (ended June 28, 2009)	$5.88	$2.20
Third Quarter (ended September 27, 2009)	$2.68	$1.58
Fourth Quarter (ended January 3, 2010)	$1.82	$0.61

Fiscal 2010 (Year Ending December 31, 2010)	High	Low
First Quarter (ended April 4, 2010)	$1.66	$0.51
Second Quarter (ended July 4, 2010)	$0.70	$0.37
Third Quarter (ended September 30, 2010)	$0.48	$0.27
Fourth Quarter (through November 11, 2010)	$0.34	$0.21

On November 11, 2010, the last date on which the Common Stock traded prior to the initial filing date of the Statement, the closing sale price per share was $0.29.

(d) Dividends. GTC has never paid a cash dividend on its Common Stock.

(e) Prior Public Offerings. Neither any of the Filing Persons nor GTC has made an underwritten public offering of the Common Stock for cash during the past three years that was registered under the Securities Act of 1933, as amended (the “Securities Act”), or exempt from registration thereunder pursuant to Regulation A.

(f) Prior Stock Purchases. See the section above captioned “Special Factors – Purposes, Alternatives, Reasons and Effects of the Transaction – Background of the Transaction” beginning on page 8 of this Statement.

Item 3.	Identity and Background of Filing Persons.

GTC Biotherapeutics, Inc. (“GTC”)

(a) Name and Address. GTC’s principal business address is 175 Crossing Boulevard, Framingham, Massachusetts 01702 and its telephone number is (508) 620-9700. GTC is the subject company.

(b) Business and Background of Entity. Not applicable.

(c) Business and Background of Natural Persons. The name, business address, position in GTC, principal occupation, five-year employment history, and citizenship of each of the directors and executive officers of GTC, together with the names, principal businesses, and addresses of any corporations or other organizations in which such occupations are conducted, are set forth on Schedule I hereto.

LFB Biotechnologies S.A.S. (“LFB”)

(a) Name and Address. LFB’s principal business address is 3, avenue des Tropiques, LES ULIS, 91940 Courtaboeuf, France, and its telephone number is +33 1 69 82 70 10. LFB is a wholly-owned subsidiary of Laboratoire Francais du Fractionnement et des Biotechnologies S.A. (“Laboratoire Francais”), which has a principal business address of 3, avenue des Tropiques, LES ULIS, 91940 Courtaboeuf, France. LFB is an affiliate of GTC through its ownership of approximately 70% of GTC’s outstanding Common Stock and its control of GTC’s board of directors.

(b) Business and Background of Entity. LFB is a société par actions simplifiée established under the laws of France that participates in the research and development of new pharmaceutical products or new processes in the areas of plasma derivatives and biotechnology. Laboratoire Francais is a société anonyme established under the laws of France that participates in the study, development and exploitation of medicines derived from blood or its constituent elements mentioned in the French public health code and the research, production and distribution concerning medicines which may be substituted for products derived from blood and concerning biotechnology products. Laboratoire Francais is a for-profit company currently 100% owned by the French government. LFB and Laboratoire Francais have not (i) been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) or (ii) been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree, or final order enjoining LFB and Laboratoire Francais from future violations of, or prohibiting activities subject to, Federal or state securities laws, or a finding of any violation of Federal or state securities laws.

(c) Business and Background of Natural Persons. The name, business address, position in LFB and Laboratoire Francais, principal occupation, five-year employment history, and citizenship of each of the directors and executive officers of LFB and Laboratoire Francais, together with the names, principal businesses, and addresses of any corporations or other organizations in which such occupations are conducted, are set forth on Schedule I hereto.

LFB Merger Sub, Inc. (“Merger Sub”)

(a) Name and Address. Merger Sub’s principal business address is c/o LFB Biotechnologies S.A.S., 3, avenue des Tropiques, LES ULIS, 91940 Courtaboeuf, France , and its telephone number is +33 1 69 82 70 10. Merger Sub is an affiliate of GTC through its affiliation with LFB.

(b) Business and Background of Entity. Merger Sub, is a wholly owned subsidiary of LFB that was recently incorporated in Massachusetts solely for the purpose of effecting the Merger. It does not conduct any business and has no material assets. Merger Sub has not (i) been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) or (ii) been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree, or final order enjoining Merger Sub from future violations of, or prohibiting activities subject to, Federal or state securities laws, or a finding of any violation of Federal or state securities laws.

(c) Business and Background of Natural Persons. The name, business address, position in Merger Sub, principal occupation, five-year employment history, and citizenship of each of the directors and executive officers of Merger Sub, together with the names, principal businesses, and addresses of any corporations or other organizations in which such occupations are conducted, are set forth on Schedule I hereto.

Item 4.	Terms of the Transaction.

(a) Material Terms. See the following sections set forth above:

•	the section captioned “Introduction” beginning on page 1 of this Statement;

•	the section captioned “Summary Term Sheet” beginning on page 2 of this Statement;

•	the section captioned “Special Factors – Purposes, Alternatives, Reasons and Effects of the Transaction – Reasons” beginning on page 15 of this Statement; and

•	the section captioned “Certain Material Federal Income Tax Considerations” beginning on page 23 of this Statement.

(c) Different Terms. See item 4(a) above for a description of the treatment of shareholders of GTC.

(d) Appraisal Rights. See the section above captioned “Special Factors – Purposes, Alternatives, Reasons and Effects of the Transaction – Appraisal Rights” beginning on page 19 of this Statement.

(e) Provisions for Unaffiliated Security Holders. None of the Filing Persons intend to grant the unaffiliated shareholders special access to GTC’s corporate files in connection with the Transaction. None of the Filing Persons intend to obtain counsel or appraisal services for the unaffiliated shareholders.

(f) Eligibility for Listing or Trading. Not applicable.

Item 5.	Past Contracts, Transactions, Negotiations and Agreements.

(a) Transactions. See the section above captioned “Special Factors – Purposes, Alternatives, Reasons and Effects of the Transaction – Background of the Transaction” beginning on page 7 of this Statement.

(b) Significant Corporate Events. See the section above captioned “Special Factors – Purposes, Alternatives, Reasons and Effects of the Transaction – Background of the Transaction” beginning on page 7 of this Statement.

(c) Negotiations or Contacts. Not applicable.

(e) Agreements Involving the Subject Company’s Securities. See the sections above captioned “Summary Term Sheet” beginning on page 1 of this Statement and “Special Factors – Purposes, Alternatives, Reasons and Effects of the Transaction – Background of the Transaction” beginning on page 7 of this Statement.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(b) Use of Securities Acquired. The shares of Common Stock acquired from GTC in the Private Placement and the shares of Common Stock acquired from the unaffiliated shareholders in the Merger will be cancelled and the result will be a wholly owned subsidiary of LFB whose capital stock no longer trades publicly.

(c) Plans. See the section above captioned “Special Factors – Purposes, Alternatives, Reasons and Effects of the Transaction – Effects” beginning on page 17 of this Statement.

Item 7.	Purposes, Alternatives, Reasons and Effects in a Going-Private Transaction.

(a) Purposes. See the section above captioned “Special Factors – Purposes, Alternatives, Reasons and Effects of the Transaction – Purposes” beginning on page 13 of this Statement.

(b) Alternatives. See the section above captioned “Special Factors – Purposes, Alternatives, Reasons and Effects of the Transaction – Alternatives” beginning on page 15 of this Statement.

(c) Reasons. See the section above captioned “Special Factors – Purposes, Alternatives, Reasons and Effects of the Transaction – Reasons” beginning on page 15 of this Statement.

(d) Effects. See the sections above captioned “Special Factors – Purposes, Alternatives, Reasons and Effects of the Transaction – Effects” beginning on page 17 of this Statement and “Certain U.S. Federal Income Tax Considerations” beginning on page 23 of this Statement.

Item 8.	Fairness of the Transaction.

See the section above captioned “Fairness of the Transaction” beginning on page 24 of this Statement.

Item 9.	Reports, Opinions, Appraisals and Negotiations.

See the section above captioned “Reports, Opinions, Appraisals and Negotiations” beginning on page 27 of this Statement.

Item 10.	Source and Amounts of Funds or Other Consideration.

(a) Source of Funds. The total amount of funds expected to be required to effect the Transaction is estimated to be approximately $21.1 million, which consists of approximately $18.3 million to purchase the shares of Common Stock in the Private Placement and approximately $2.8 million to be paid to the unaffiliated shareholders in connection with the Merger. The funds will be provided by LFB from its available cash resources.

(b) Conditions. None.

(c) Expenses. The Paying Agent will receive reasonable and customary compensation for its services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection with the Merger, including certain liabilities under U.S. Federal securities laws.

None of the Filing Persons will pay any fees or commissions to any broker or dealer in connection with the Transaction. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by the Filing Persons for customary mailing and handling expenses incurred by them in forwarding materials to their customers.

The following is an estimate of fees and expenses expected to be incurred by the Filing Persons in connection with the Transaction:

Fees
Legal fees and expenses	$340,000
Filing	1,503
Fairness Opinion	60,000
Printing	10,000
Paying Agent (including mailing)	50,000
Miscellaneous fees and expenses	0

Total	$461,503

GTC is responsible for approximately $286,503 of the foregoing expenses.

(d) Borrowed Funds. Not Applicable.

Item 11.	Interest in Securities of the Subject Company.

(a) Securities Ownership.

The following table with its corresponding footnotes sets forth the amount of Common Stock beneficially owned as of September 30, 2010 by the entities and persons named in response to Item 3 above (including those persons listed on Schedule I hereto). Unless noted in the table below, such entities and persons do not beneficially own any shares of Common Stock.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the shares. Shares of Common Stock that may be acquired by an entity or person within 60 days of September 30, 2010, pursuant to the exercise of options or warrants, are deemed to be outstanding for the purpose of computing the percentage ownership of such entity or person, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other entity or person shown in the table. Please note that while the table below includes shares of Common Stock that may be acquired by an entity or person within 60 days of September 30, 2010 pursuant to the exercise of options or warrants, all such options and warrants have an exercise price greater than the Merger Price, and thus will be terminated in connection with the Merger. Percentage of ownership is based on 30,459,485 shares of Common Stock outstanding on September 30, 2010.

Title of Class	Beneficial Owner	Number of Shares Beneficially Owned	Percent of Class
Common Stock
	LFB Biotechnologies, S.A.S. (1) 3, avenue des Tropiques Les Ulis – 91940 Courtaboeuf, France	45,136,135	83.1%
	Christian Béchon (2)	13,348	*
	Francis J. Bullock (3)	28,976	*
	James A. Geraghty (4)	30,413	*
	William K. Heiden (5)	63,000	*
	Michael J. Landine (6)	6,750	*
	Bertrand Mérot (7)	0	*
	Evelyne Nguyen (8)	133	*
	Jean François Prost (9)	0	*
	Alan W. Tuck (10)	22,997	*
	Harry M. Meade (11)	80,730	*
	Richard Scotland (12)	66,484	*

	All executive officers and directors as a group (11 persons) (13)	312,831	1.0%
Series D Preferred Stock
	LFB Biotechnologies, S.A.S. (14).	115	100.0%

*	Less than 1%.
(1)	Consists of 21,299,906 shares owned directly, 11,500 shares issuable upon conversion of 115 shares of Series D convertible preferred stock, 2,319,354 shares of Common Stock issuable upon exercise of an outstanding warrant, 4,838,708 shares issuable upon conversion of the convertible note issued to LFB in December 2008, and 16,666,667 shares issuable upon conversion of the convertible note issued to LFB in February 2010. LFB shares voting and dispositive power over these securities with its parent, Laboratoire Francais.
(2)	Consists of 13,348 shares owned directly by Mr. Béchon. Excludes the 45,136,135 shares of Common Stock beneficially owned by LFB, of which Mr. Béchon is President. Mr. Béchon disclaims beneficial ownership of such shares.
(3)	Consists of 21,226 shares owned directly by Dr. Bullock and 7,750 shares issuable to Dr. Bullock upon the exercise of outstanding options exercisable on or before November 29, 2010.
(4)	Consists of 19,025 shares owned directly by Mr. Geraghty, 138 shares beneficially owned by Mr. Geraghty and held in our 401(k) plan and 11,250 shares issuable to Mr. Geraghty upon the exercise of outstanding options exercisable on or before November 29, 2010.
(5)	Consists of 63,000 shares issuable to Mr. Heiden upon the exercise of outstanding options exercisable on or before November 29, 2010. Excludes the 45,136,135 shares of Common Stock beneficially owned by LFB, of which Mr. Heiden is a director. Mr. Heiden disclaims beneficial ownership of such shares.
(6)	Consists of 6,750 shares issuable to Mr. Landine upon the exercise of outstanding options exercisable on or before November 29, 2010.
(7)	Excludes 45,136,135 shares of Common Stock beneficially owned by LFB, of which Mr. Mérot is Chief Operating Officer. He disclaims beneficial ownership of such shares.
(8)	Consists of 133 shares owned directly by Ms. Nguyen. Excludes 45,136,135 shares of Common Stock beneficially owned by LFB, of which Ms. Nguyen is Chief Financial Officer and Senior Vice President Finance and Strategy. She disclaims beneficial ownership of such shares.
(9)	Excludes 45,136,135 shares of Common Stock beneficially owned by LFB. Dr. Prost is Senior Vice President, Medical and Scientific Affairs of LFB. He disclaims beneficial ownership of such shares.
(10)	Consists of 16,797 shares owned directly by Mr. Tuck, 700 shares held by Mr. Tuck in his Individual Retirement Account and 5,500 shares issuable to Mr. Tuck upon the exercise of outstanding options exercisable on or before November 29, 2010.
(11)	Consists of 25,737 shares owned directly by Dr. Meade, 15,497 shares beneficially owned by Dr. Meade and held in our 401(k) plan, and 39,496 shares issuable to Dr. Meade upon the exercise of outstanding options exercisable on or before November 29, 2010.

(12)	Includes 17,587 shares owned directly by Mr. Scotland, 14,798 shares beneficially owned by Mr. Scotland and held in our 401(k) plan, and 34,099 shares issuable to Mr. Scotland upon the exercise of outstanding options exercisable on or before November 29, 2010.
(13)	See Notes 2 through 12 above.
(14)	LFB shares voting and dispositive power over these securities with its parent, Laboratoire Francais. See also Notes 2, 5, 7, 8 and 9 above.

(b) Securities Transactions. LFB will purchase 61,100,000 shares of Common Stock from GTC for a purchase price of $0.30 in the Private Placement. Immediately following the Private Placement, LFB will contribute all shares of Common Stock owned by it to its wholly owned subsidiary, Merger Sub. Other than as disclosed in this Item 12(b), there were no transactions in the shares of Common Stock effected during the past 60 days by the Filing Persons or, to the knowledge of the Filing Persons, any of the persons named on Schedule I hereto.

Item 12.	The Solicitation or Recommendation.

(d) Intent to Tender or Vote in a Going-Private Transaction. Not applicable.

(e) Recommendations of Others. Except for the recommendation of the special committee to the full board of directors of GTC to approve the Merger Agreement and the transactions thereunder and the statements contained in this Statement, the Filing Persons are not aware that any of GTC’s affiliates, directors or executive officers have made recommendations either in support of, or opposition to, the Transaction.

Item 13.	Financial Statements.

(a) Financial Information. The audited consolidated financial statements of GTC as of and for the years ended December 28, 2008 and January 3, 2010 are incorporated herein by reference to the consolidated financial statements of GTC beginning on page F-1 of GTC’s Annual Report on Form 10-K for its fiscal year ended January 3, 2010 (File No. 0-21794) (the “Form 10-K”). The unaudited consolidated financial statements of GTC as of and for the fiscal three and nine month periods ended September 27, 2009 and September 30, 2010 are incorporated herein by reference to the consolidated financial statements of GTC included as Item 1 to GTC’s Quarterly Report on Form 10-Q for its fiscal quarter ended September 30, 2010 (File No. 0-21794) (the “Form 10-Q”).

GTC’s book value per share of Common Stock as of September 30, 2010 was negative $0.78 per share. Because GTC had no earnings during the fiscal years ended December 28, 2008 and January 3, 2010, or for the fiscal nine month periods ended September 27, 2009 and September 30, 2010, it is not possible to calculate the ratio of earnings to fixed charges.

The Form 10-K and Form 10-Q, and other SEC filings of GTC are available for inspection and copying at the SEC’s public reference room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The Form 10-K and Form 10-Q are also available to the public from the SEC’s website at http://www.sec.gov.

(b) Pro Forma Information. Not applicable.

(c) Summary Information. Set forth below is certain selected consolidated financial information with respect to GTC derived from the audited consolidated financial statements of GTC contained in the Form 10-K and the unaudited consolidated financial statements of GTC contained in the Form 10-Q. More comprehensive financial information is included in the Form 10-K, the Form 10-Q and in other documents filed by GTC with the SEC, and the following financial information is qualified in its entirety by reference to the Form 10-K, the Form 10-Q and other documents and all of the financial information (including any related notes) contained therein or incorporated therein by reference.

Selected Consolidated Financial Data

(Dollars in thousands except per share data)

	Fiscal year ended		Nine months ended
	January 3, 2010	December 28, 2008	September 30, 2010	September 27, 2009
Statement of Operations Data:
Revenue	$2,826	$16,656	$14,498	$1,602
Costs of revenue and operating expenses:
Cost of revenue	2,256	8,624	913	1,190
Research and development	25,417	21,031	13,262	20,914
Selling, general and administrative	11,407	10,208	6,975	8,245

	39,080	39,863	21,150	30.349

Operating loss from continuing operations	(36,254)	(23,207)	(6,652)	(28,747)

Other income and (expenses):
Interest income	21	184	—	21
Interest expense	(3,443)	(1,183)	(1,721)	(2,106)
Other income	12,723	1,541	3,836	5,411

Net loss	$(26,953)	$(22,665)	$(4,537)	$(26,021)

Dividends/accretion on redeemable convertible preferred stock	(900)	—	—	(144)

Net loss attributable to common shareholders	$(27,853)	$(22,665)	$(4,537)	$(26,165)

Net income (loss) per common share
Basic	$(2.18)	$(2.31)	$(0.15)	$(2.51)

Diluted	$(2.18)	$(2.31)	$(0.15)	$(2.51)

Weighted average number of common shares outstanding
Basic	12,778,445	9,819,996	30,392	10,445
Diluted	12,778,445	9,819,996	30,392	10,445

	September 30, 2010	January 3, 2010	December 28, 2008
Balance Sheet Data:
Cash, cash equivalents and marketable securities	$2,738	$3,816	$11,643
Working capital	(7,772)	(16,085)	(2,302)
Total assets	24,460	26,000	40,403
Long-term liabilities	33,150	24,968	28,469
Redeemable convertible preferred stock and Shareholders’ equity (deficit)	(23,778)	(22,484)	(4,123)

Item 14.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. Not Applicable.

(b) Employees and Corporate Assets. No officer, class of employees or, corporate assets of GTC has been or will be employed by or used by the Filing Persons in connection with the Transaction. Notwithstanding the foregoing, in preparing its fairness opinion, Caymus Partners relied upon projections prepared by certain officers and employees of GTC.

Item 15.	Additional Information.

None.

Item 16.	Exhibits.

(a)	Not applicable.

(b)	Not applicable.

(c)(1)	Opinion of Caymus Partners LLC dated as of November 8, 2010 (attached as Annex C to the Statement and incorporated herein by reference).

(c)(2)	Consent of Caymus Partners LLC.

(c)(3)*	Preliminary materials provided by Caymus Partners LLC to the Special Committee of the Board of Directors of GTC on November 3, 2010.

(c)(4)*	Materials provided by Caymus Partners LLC to the Special Committee of the Board of Directors of GTC on November 5, 2010.

(d)(1)	Stock Purchase and Merger Agreement dated as of November 8, 2010 is made by and among GTC Biotherapeutics, Inc., LFB Biotechnologies S.A.S. and LFB Merger Sub, Inc. (attached as Annex A to the Statement and incorporated herein by reference).

(f)	Part 13 of the Massachusetts Business Corporation Act (attached as Annex B to the Statement and incorporated herein by reference).

(g)	Not Applicable.

*	Previously filed.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 24, 2010

GTC BIOTHERAPEUTICS, INC.

By:	/S/ WILLIAM K. HEIDEN
Name:	William K. Heiden
Title:	Chairman, Chief Executive Officer & President

LFB BIOTECHNOLOGIES S.A.S.

By:	/S/ CHRISTIAN BÉCHON
Name:	Christian Béchon
Title:	President

LFB MERGER SUB, INC.

By:	/S/ CHRISTIAN BÉCHON
Name:	Christian Béchon
Title:	President

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF THE FILING PERSONS

The name, business address, position with entity, present principal occupation or employment, five-year employment history and citizenship of the directors and executive officers of the relevant company, together with the names, principal businesses and addresses of any corporations or other organizations in which such occupation is conducted, are set forth below.

GTC BIOTHERAPEUTICS, INC. (“GTC”)

NAME AND ADDRESS*	POSITION WITH GTC BIOTHERAPEUTICS	PRINCIPAL OCCUPATION OR EMPLOYMENT, FIVE-YEAR EMPLOYMENT HISTORY AND CITIZENSHIP
William K. Heiden	President, Chief Executive Officer and Chairman of the Board	Since October 2009, Mr. Heiden has served as a director of GTC and since June 2010 has serves as President, Chief Executive Officer and Chairman of the Board of GTC. He served as Managing Director of Vitruvian Pharmaceuticals, LLC, a biotechnology company, from January 2009 to June 2010. Vitruvian’s principal business address is 396 Washington Street, Wellesley, Massachusetts 02481. He served as President and Chief Executive Officer of Elixir Pharmaceuticals, a biotechnology company, from September 2004 to December 2008, Elixir’s principal business address is 12 Emily Street, Cambridge, Massachusetts. He served as President and Chief Operating Officer of Praecis Pharmaceuticals Incorporated, a biotechnology company that was acquired by GlaxoSmithKline in 2007, from May 2002 to September 2004. Mr. Heiden serves on the Board of Directors of LFB. He is a citizen of the United States.

Harry M. Meade	Senior Vice President, Research and Development	Dr. Meade has served as Senior Vice President of Research and Development of GTC since May 2002. He is a citizen of the United States.

Richard A. Scotland	Senior Vice President, Regulatory Affairs	Mr. Scotland joined GTC Biotherapeutics in 2002 and holds the position of Senior Vice President, Regulatory Affairs, which he has held since March 2006. Prior to that, he held the position of Vice President, Regulatory Affairs with GTC Biotherapeutics from April 2003 until March 2006. He is a citizen of the United States.

Christian Béchon c/o LFB 3 avenue des Tropiques, LES ULIS, 91940 Courtaboeuf, France	Director	Since December 2006, Mr. Béchon has served as a director of GTC, when he was designated as a director pursuant to LFB’s contractual right. Since 2006, Mr. Béchon has served as Chairman and Chief Executive Officer of Laboratoire Francais. Since August 2006, he has served as chief executive officer of LFB Biomedicaments, a

NAME AND ADDRESS*	POSITION WITH GTC BIOTHERAPEUTICS	PRINCIPAL OCCUPATION OR EMPLOYMENT, FIVE-YEAR EMPLOYMENT HISTORY AND CITIZENSHIP
subsidiary of Laboratoire Français that develops, prepares, manufactures and commercializes plasma-derived medicinal products. Since September 2006, he has served as President of LFB. LFB Biomedicaments principal business address is S.A.S., 3 avenue des Tropiques, LES ULIS, 91940 Courtaboeuf, France. Prior to joining the LFB group, Mr. Béchon was a consultant for the Boston Consulting Group, a global consulting firm and advisor on business strategy, from January 2005 to January 2006. Boston Consulting Group’s principal business address is Exchange Place, Boston, Massachusetts 02109. Mr. Béchon is a citizen of France.

Francis J. Bullock	Director	Dr. Bullock has served as a director of GTC since 1994. Dr. Bullock has been a self-employed independent consultant since March 2003. He is a citizen of the United States.

James A. Geraghty	Director	Mr. Geraghty has served as a director of GTC since February 1993, and held the role of Chairman of the board of directors from January 1998 to July 2001. He has served as Senior Vice President of Genzyme Corporation, a biotechnology company, since January 2001. Genzyme’s principal business address is 500 Kendall Street, Cambridge, Massachusetts 02142. He is a citizen of the United States.

Michael J. Landine	Director	Mr. Landine has served as a director of GTC since December 2004. He has served as Senior Vice President, Corporate Development at Alkermes, Inc., a biotechnology company, since May 2007 having been appointed Vice President, Corporate Development in 1999. Alkermes’ principal business address is 852 Winter Street, Waltham, Massachusetts 02451. Mr. Landine is a citizen of the United States.

Bertrand Mérot c/o LFB 3 avenue des Tropiques, LES ULIS, 91940 Courtaboeuf, France	Director	Since 2009, Mr. Mérot has served as a director of GTC when he was designated as a director pursuant to LFB’s contractual right. Since 2007, he has served as Deputy CEO of LFB. From 2005 to 2007 he was the Managing Director and a member of the Board of Oncodesign Biotechnology S.A., a biotechnology company focused on oncology therapies with a principal business address of 20, rue Jean Mazen, 21076 Dijon, (France). Mr. Mérot is a citizen of France.

NAME AND ADDRESS*	POSITION WITH GTC BIOTHERAPEUTICS	PRINCIPAL OCCUPATION OR EMPLOYMENT, FIVE-YEAR EMPLOYMENT HISTORY AND CITIZENSHIP
Evelyne Nguyen c/o LFB 3 avenue des Tropiques, LES ULIS, 91940 Courtaboeuf, France	Director	Since 2009, Ms. Nguyen has served as a director of GTC when she was designated as a director pursuant to LFB’s contractual right. Since 1997, she successively served as Controller, and Chief Financial Officer and Senior Vice President, Finance and Strategy for the LFB Group. She is also the President of Mabgene S.A.S., a biomanufacturing company with a principal business address of Impasse des Chênes Rouges 30319 Alès, (France).

Jean-François Prost c/o LFB 3 avenue des Tropiques, LES ULIS, 91940 Courtaboeuf, France	Director	Since 2009, Dr. Prost has served as a director of GTC, when he was designated as a director pursuant to LFB’s contractual right. Dr. Prost is the Scientific and Medical Operations Director and member of the executive committee of Laboratoire Français and Senior Vice President of Medical and Scientific Affairs of LFB, having served in these roles since 2006. From 2000 to 2006 Dr. Prost served as a research director for the LFB Group. Dr. Prost is a citizen of France.

Alan W. Tuck	Director	Mr. Tuck has served as a director of GTC since 1993. He is a partner of The Bridgespan Group, a nonprofit consulting organization, where he has worked since April 2001. The Bridgespan Group’s principal business address is 535 Boylston Street, Boston, Massachusetts 02116. Mr. Tuck is a citizen of the United States.

*	Unless otherwise noted, the business address of each person is c/o GTC Biotherapeutics, Inc., 175 Crossing Boulevard, Framingham, Massachusetts 01702.

LFB BIOTECHNOLOGIES S.A.S. (“LFB”)

NAME AND ADDRESS**	POSITION WITH LFB	PRINCIPAL OCCUPATION OR EMPLOYMENT, FIVE-YEAR EMPLOYMENT HISTORY AND CITIZENSHIP
Christian Béchon	President and Member of the Board	See above under “GTC Biotherapeutics, Inc.”

Bertrand Merot	Deputy Chief Executive Officer	See above under “GTC Biotherapeutics, Inc.”

Guillaume Bologna	Deputy Chief Executive Officer	Since 2010, Mr. Bologna has served as Deputy Chief Executive Officer, Business Development and Development Programs of LFB. Since 2006, he has served as Public affairs Director - CEO’s office manager of Laboratoire Francais. From 2004 to 2006, he served as CEO’s office manager of the Ministry of the Economy, Industry and

NAME AND ADDRESS**	POSITION WITH LFB	PRINCIPAL OCCUPATION OR EMPLOYMENT, FIVE-YEAR EMPLOYMENT HISTORY AND CITIZENSHIP
Employment with a principal business address of 139, rue de Bercy, Paris, France. Mr. Bologna is a citizen of France.

Jean-François Prost	Deputy Chief Executive Officer	See above under “GTC Biotherapeutics, Inc.”

Evelyne Nguyen	Chief Financial Officer and Senior Vice President Finance and Strategy	See above under “GTC Biotherapeutics, Inc.”

Thierry Otin	Head Pharmacist	Since 2009, Mr. Otin has served as Head Pharmacist of LFB and as a Quality Manager for LFB since 2007. From 2002 to 2007, he served as Head of Quality Assurance SCHERING CIS Biointernational (now IBA Molecular), a pharmaceutical company that produces nuclear medicines and radiopharmaceuticals with a principal business address of BP 32 91192 Gif Sur Yvette, France. Mr. Otin is a citizen of France.

Elisabeth Hubert	Member of the Board	Since 2006, Elizabeth Hubert has served as a member of the Board of LFB. Since 2007, she has served as president of HAD France SAS, a company promoting home care with a principal business address of 15 boulevard Meusnier de Querlon, 44004 Nantes, France. Since 2005, Ms Hubert has been the CEO of Aliagis, a healthcare consulting company with a principal business address of 148 rue de Vaugirard, 75005 Paris, France. Ms. Hubert is a citizen of France.

William K. Heiden	Member of the Board	See above under “GTC Biotherapeutics, Inc.”

Stephane Valet	Member of the Board	Since 2010, Stéphane Valet has served as a member of the Board of LFB. Since 2010, he has served as Head of Human Resources of the LFB Group. From 2003 to 2010, he served as Head of Human Resources for LFB Biomedicaments. Mr. Valet is a citizen of France.

Patrick Bergeat	Member of the Board	Since 2006, Patrick Bergeat has served as Operations Deputy General Manager for LFB Biomedicaments. Mr. Bergeat is a citizen of France.

**	Unless otherwise noted, the business address of each person is c/o LFB Biotechnologies S.A.S., 3 avenue des Tropiques, LES ULIS, 91940 Courtaboeuf, France.

LABORATOIRE FRANCAIS DU FRACTIONNEMENT ET DES BIOTECHNOLOGIES S.A. (“Laboratoire Francais”)

NAME AND ADDRESS***	POSITION WITH LABORATOIRE FRANCAIS	PRINCIPAL OCCUPATION OR EMPLOYMENT, FIVE-YEAR EMPLOYMENT HISTORY AND CITIZENSHIP
Christian Béchon	Chairman and Chief Executive Officer	See above under “GTC Biotherapeutics, Inc.”

Evelyne Nguyen	Chief Financial Officer and Senior Vice President Finance and Strategy	See above under “GTC Biotherapeutics, Inc.”

Max Berger	Group General Counsel	Since 2008, Mr. Berger has served as Group General Counsel of the LFB Group. From 2006 to 2007, he was General Counsel of DAGRIS Company, an International agro-industrial group specializing in the production, manufacturing and trading of raw materials with a principal business address of 13, rue de Monceau, 75008 Paris, France. Mr. Berger is a citizen of France.

René Abate	Member of the Board	René Abate has served successively as a Consultant, a Project Leader, a Vice President and as a Senior Vice President for the Boston Consulting Group since 1974. Boston Consulting Group is a global consulting firm and advisor on business strategy with a principal business address Exchange Place, Boston, Massachusetts 02109. Mr. Abate is a citizen of France.

François Auvigne	Member of the Board	Since 2002, François Auvigne has served as General Inspector for the Ministry for Economy and Finance of France with a principal business address of 139 rue de Bercy, 75572 Paris, France. Mr. Auvigne is a citizen of France.

Sébastien Bagot	Member of the Board	Since April 2009, Sébastien Bagot has served as Head of Immunology Laboratory for LFB Biomedicaments. From 2003 to 2006, he served as Head of Laboratory for LFB Biomédicaments. Mr. Bagot is a citizen of France.

Bernadette Cauvin	Member of the Board	Since 1980, Bernadette Cauvin has served as a Laboratory Assistant at LFB Biomedicaments in the Biopharmaceutical Department. She is a citizen of France.

Alain Espagiliere	Member of the Board	Since 2010, Alain Espagiliere has served as Head of General Services for LFB Biomédicaments. From 1998 to 2010, he served as Head of Maintenance Methods – Industrial Department for LFB Biomedicaments. Mr. Espagiliere is a citizen of France.

Danielle Golinelli	Member of the Board	Since 2003, Danielle Golinelli has served as Deputy Director for the Department of Health

NAME AND ADDRESS***	POSITION WITH LABORATOIRE FRANCAIS	PRINCIPAL OCCUPATION OR EMPLOYMENT, FIVE-YEAR EMPLOYMENT HISTORY AND CITIZENSHIP
Products and Practices, General Directorate for Health for French ministry of health with a principal business address of 14 avenue Duquesne 75007 Paris, France. Ms. Golinelli is a citizen of France.

William K. Heiden	Member of the Board	See above under “GTC Biotherapeutics, Inc.”

Elisabeth Hubert	Member of the Board	See above under “LFB Biotechnologies S.A.S.”

Marc Lascombes	Member of the Board	Since 1996, Mr. Lascombes has served as a Project Manager for Industrial Development at LFB Biomedicaments. Mr. Lascombes is a citizen of France.

Hervé Marcilly	Member of the Board	Since 1998, Mr. Marcilly has served as a Head of Quality Assurance to the R&D Department for LFB Biomedicaments. Mr. Marcilly is a citizen of France.

Francis Mer	Member of the Board	Since 2007, Mr. Mer has served as President of the Supervisory Board of Safran, a group providing high-tech equipment for security and space programs with a principal business address of 83, boulevard Exelmans, 75016 Paris, France. Since 2005, Mr. Mer has been a board member of Vale Inco, a Canadian mining company with a principal business address of 145 King Street West, Suite 1500, Toronto, Ontario M5H4B7, Canada. Mr. Mer is a citizen of France.

Astrid Milsan	Member of the Board	Since 2009, Ms. Milsan has served as a Director of Holdings in the Energy Sector, State Holdings Agency, Treasury and Economic Policy Department, Ministry of Economy, Industry and Employment with a principal business address of 139 rue de Bercy, 75012 Paris, France. From 2003 to 2009, she served in different positions within the French Treasury with a principal business address of 139 rue de Bercy, 75012 Paris, France.She is a citizen of France.

Emmanuel Paoli	Member of the Board	Since 2003, Emmanuel Paoli has served as a Production Supervisor, Industrial Department for LFB Biomedicaments. Mr. Paoli is a citizen of France.

André Renaudin	Member of the Board	Since 2007, Mr. Renaudin has served as Chief Executive Officer of La Mondiale, an insurance company with a principal business address of 32, avenue Emile Zola, 59370 Mons-en-Barœul, France. From 2005 to 2007 he served as Chairman Executive of La Mondiale. Since 2008, he has served as Chief Executive Officer of the Group

NAME AND ADDRESS***	POSITION WITH LABORATOIRE FRANCAIS	PRINCIPAL OCCUPATION OR EMPLOYMENT, FIVE-YEAR EMPLOYMENT HISTORY AND CITIZENSHIP
AG2R La Mondiale, an insurance company with a principal business address 104-110, Boulevard Haussmann - 75008 Paris, France. Since 2009, he has served as Chief Executive Officer of Prémalliance, a financial firm with a principal business address of 485, avenue du Prado - 13412 Marseille, France. Mr Renaudin is a citizen of France.

Ronan Stephan	Member of the Board	Since September 2009, Mr. Stephan has served as General Director for Research for the Ministry for Higher Education and Research with a principal business address of 1 rue Descartes 75231 Paris, France. From 2005 to 2009, he served as a President of the University of Technology de Compiègne with a principal business address Rue Roger Couttolenc 60200 Compiègne, France. Mr. Stephan is a citizen of France.

Daniel Vasmant	Member of the Board	Since 2007, Daniel Vasmant has served as Head of the Health, Biotechnologies and Agrofood Industries Department, General Department of Companies, Ministry of Economy, Industry and Employment with a principal business address of 139 rue de Bercy, 75572 Paris, France. Mr. Vasmant is the former Scientific Delegate of Cancéropôle-Île de France in charge of Oncology Access at Medecin Paris Region, with a principal business address address of 6 rue Alexandre Cabanel 75015 Paris, France. Mr Vasmant is a citizen of France.

***	Unless otherwise noted, the business address of each person is c/o Laboratoire Francais du Fractionnenment et des Biotechnologies S.A., 3 avenue des Tropiques, LES ULIS, 91940 Courtaboeuf, France.

LFB MERGER SUB, INC.

NAME AND ADDRESS	POSITION WITH MERGER SUB	PRINCIPAL OCCUPATION OR EMPLOYMENT, FIVE-YEAR EMPLOYMENT HISTORY AND CITIZENSHIP
Christian Béchon c/o LFB 3 avenue des Tropiques, LES ULIS, 91940 Courtaboeuf, France	Sole Director, President, Treasurer and Secretary	See above under “GTC Biotherapeutics, Inc.”

ADDITIONAL INFORMATION

To the knowledge of the Filing Persons, no person for whom information is provided in this Schedule I was convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree, or final order enjoining the person from future violations of, or prohibiting activities subject to, Federal or state securities laws, or a finding of any violation of Federal or state securities laws.

ANNEX A

STOCK PURCHASE AND MERGER AGREEMENT

by and among

GTC Biotherapeutics, Inc.

LFB Biotechnologies S.A.S.

and

LFB Merger Sub, Inc.

November 8, 2010

-i-

(continued)

-ii-

STOCK PURCHASE AND MERGER AGREEMENT

This Stock Purchase and Merger Agreement (this “Agreement”) dated as of November 8, 2010 is made by and between GTC Biotherapeutics, Inc., a Massachusetts corporation (the “Company”), LFB Biotechnologies S.A.S., a société par actions simplifiée established under the laws of France (“Parent”) and LFB Merger Sub, Inc., a Massachusetts corporation and wholly-owned subsidiary of Parent (“Merger Sub”).

RECITALS

WHEREAS, Parent is presently the holder of (i) 21,299,906 shares of common stock, par value $0.01 per share (the “Common Stock”), of the Company, and (ii) 115 shares of Series D convertible preferred stock, par value $0.01 per share (the “Series D Preferred Stock”), of the Company, which are convertible into 11,500 shares of Common Stock, representing approximately 70% of the issued and outstanding Common Stock (assuming conversion of the Series D Preferred Stock);

WHEREAS, on the terms and subject to the conditions set forth herein, the Company has agreed to issue and sell, and Parent has agreed to purchase, the number of shares of Common Stock as set forth herein (the “Private Placement”);

WHEREAS, following consummation of the Private Placement, on the terms and subject to the conditions set forth herein, Merger Sub shall merge with and into the Company (the “Merger”) in accordance with Section 11.05 of the Massachusetts Business Corporation Act (“MBCA”) and each share of Common Stock that is issued and outstanding immediately prior to the Effective Time (as defined below in Section 2(c)) of the Merger (other than Excluded Shares (as defined below in Section 2(d)(i)) and other than Dissenting Shares (as defined below in Section (2)(f)) will be canceled and converted into the right to receive cash in an amount equal to $0.30 per share (the “Merger Consideration”), all upon the terms and conditions set forth herein;

WHEREAS, a special committee of the board of directors of the Company (the “Company Board”) consisting solely of independent and disinterested directors (the “Special Committee”) has unanimously (i) determined that the transactions contemplated by this Agreement are fair to, and in the best interests of, the shareholders of the Company, (ii) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Private Placement and the Merger, in accordance with applicable Law, and (iii) recommended that the Company Board approve and declare advisable this Agreement and the transactions contemplated hereby, including the Private Placement and the Merger, in accordance with applicable Law; and

WHEREAS, the board of directors of Parent and the board of directors of Merger Sub have, on the terms and subject to the conditions set forth herein, unanimously approved and declared advisable this Agreement and the transactions contemplated hereby, including the Private Placement and the Merger, and Parent (in its capacity as the sole shareholder of Merger Sub) has approved and declared advisable this Agreement and the transactions contemplated hereby, including the Private Placement and the Merger, in each case in accordance with applicable Law;

NOW THEREFORE, in consideration of the promises and the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company, Parent and Merger Sub hereby agree as follows:

1. THE PRIVATE PLACEMENT

(a) Purchase of Stock. At the Closing (as defined in Section 6(a)), the Company shall issue and sell to Parent, and Parent shall purchase from the Company, upon the terms and subject to the conditions set forth herein, 61,100,000 shares of Common Stock (the “Shares”) for a purchase price per share of $0.30 (the “Per Share Purchase Price”). Prior to the Closing, Parent may, in its sole discretion and upon written notice to the

Company, increase the number of Shares to be purchased hereunder at the Per Share Purchase Price if it is determined that following the Closing, all shares of Common Stock held by Parent, including the Shares and the shares of Common Stock issuable upon conversion of the Series D Preferred Stock, will not represent at least 90% of the issued and outstanding shares of Common Stock.

(b) Form of Payment. At the Closing, Parent shall pay the Company an aggregate amount equal to the Per Share Purchase Price multiplied by the number of Shares to be issued and sold to Parent (the “Purchase Price”), by wire transfer of immediately available funds in accordance with the Company’s written wire instructions previously provided to Parent, and the Company shall deliver to Parent the original certificate or certificates representing the Shares, registered in the name of Parent. Any funds wired by Parent to the Company to satisfy Parent’s obligations to the Company under this Agreement that are received by the Company prior to the Closing Date, pending application of such funds to pay the Purchase Price, shall be treated as additional indebtedness pursuant to the Note Purchase Agreement by and between Parent and the Company dates as of February 22, 2010 and shall have the same terms, including without limitation, interest, security and maturity, as the secured promissory note issued under such agreement; provided, however, that any such funds received by the Company prior to the Closing Date shall become due and payable to Parent within two (2) Business Days of the Termination Date (as defined below) if this Agreement is terminated prior to the Closing Date.

2. THE MERGER

(a) Conversion and Share Contribution. Subject to and promptly following the Closing of the Private Placement, Parent shall convert its shares of Series D Preferred Stock into shares of Common Stock and shall contribute all shares of Common Stock owned by Parent to Merger Sub (the “Conversion and Share Contribution”).

(b) The Merger. Promptly following the Conversion and Share Contribution, in accordance with Section 11.05 of the MBCA (i) Merger Sub will be merged with and into the Company, (ii) the separate corporate existence of Merger Sub will cease, and (iii) the Company will continue its corporate existence under Massachusetts law as the surviving corporation in the Merger (the “Surviving Corporation”) and a direct wholly-owned subsidiary of Parent. The Merger will have the effects set forth in this Agreement and the applicable provisions of the MBCA.

(c) Effective Time of The Merger. The parties shall cause articles of merger (the “Articles of Merger”) to be executed, acknowledged and filed with the Secretary of State of the Commonwealth of Massachusetts in accordance with Section 11.06 of the MBCA. The Merger will become effective at such time as the Articles of Merger have been duly filed with the Secretary of State of the Commonwealth of Massachusetts or at such later date or time as may be agreed by Parent and the Company in writing and specified in the Articles of Merger in accordance with the MBCA (the date and time at which the Merger becomes effective being hereinafter referred to as the “Effective Time”).

(d) Effect of the Merger on Capital Stock. At the Effective Time, as a result of the Merger and without any action on the part of Merger Sub, Parent or the Company or any holder of any securities of Merger Sub, Parent or the Company:

(i) Cancellation of Certain Common Stock. Each share of Common Stock that is owned by Merger Sub, Parent, the Company (as treasury stock or otherwise) or any Subsidiary of the Company (each an “Excluded Share,” and collectively the “Excluded Shares”) will automatically be cancelled and will cease to exist, and no consideration will be delivered in exchange therefor.

(ii) Conversion of Common Stock. Each share of Common Stock issued and outstanding immediately prior to the Effective Time (other than Excluded Shares and, except as provided in Section 2(f), Dissenting Shares), will be converted into the right to receive the Merger Consideration in cash from the Surviving Corporation without interest.

(iii) Cancellation of Shares. At the Effective Time, all shares of Common Stock will cease to be outstanding, will be cancelled and will cease to exist, and, in the case of non-certificated shares represented by book-entry (“Book-Entry Shares”), the names of the former registered holders will be removed from the registry of holders of such shares, and, subject to Section 2(f), each holder of a certificate formerly representing any such shares of Common Stock (each, a “Certificate”) and each holder of a Book-Entry Share, in each case other than Excluded Shares and Dissenting Shares, will cease to have any rights with respect thereto, except the right to receive (A) the Merger Consideration in accordance with this Section 2, and (B) any dividends declared with a record date prior to the Effective Time that remain unpaid at the Effective Time and that are due to such holder, in each case without interest.

(iv) Conversion of Merger Sub Capital Stock. Each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time will be converted into one share of common stock, par value $0.01 per share, of the Surviving Corporation.

(e) Surrender of Certificates and Book-Entry Shares.

(i) Paying Agent. Prior to the Effective Time, for the benefit of the holders of shares of Common Stock (other than Excluded Shares), Parent or Merger Sub will (A) designate, or cause to be designated, a bank or trust company that is reasonably acceptable to the Company (the “Paying Agent”), and (B) enter into a paying agent agreement, in form and substance reasonably acceptable to the Company, with such Paying Agent to act as agent for the payment of the Merger Consideration in respect of Certificates upon surrender of such Certificates (or effective affidavits of loss in lieu thereof and a bond, if required, pursuant to Section 2(e)(vi)) and the Book-Entry Shares in accordance with this Section 2 from time to time after the Effective Time. On or prior to the Effective Time, Parent or Merger Sub will deposit, or cause to be deposited, with the Paying Agent cash in the amount necessary for the payment of the Merger Consideration pursuant to this Section 2 upon surrender of such Certificates and Book-Entry Shares (such cash being herein referred to as the “Payment Fund”). The Payment Fund shall not be used for any purpose other than the payment of Merger Consideration pursuant to this Section 2 and the terms of this Agreement. The Payment Fund shall be invested by the Paying Agent as directed by Parent or the Surviving Corporation. Any net profit resulting from, or interest or income produced by, such investments shall be the property of and payable to the Surviving Corporation.

(ii) Payment Procedures. Promptly after the Effective Time, but in no event more than ten (10) days after the Effective Time, the Surviving Corporation or Parent will cause the Paying Agent to mail to each holder of record of shares of Common Stock (other than Excluded Shares) a letter of transmittal in customary form reasonably acceptable to the Company and Parent (which shall specify that delivery will be effected, and risk of loss and title to Certificates and Book-Entry Shares will pass, only upon proper delivery of Certificates (or effective affidavits of loss in lieu thereof and a bond, if required, pursuant to Section 2(e)(vi)) or Book-Entry Shares, as the case may be, to the Paying Agent), instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration and an appraisal notice meeting the requirements of Part 13 of the MBCA. Upon the proper surrender of a Certificate (or effective affidavit of loss in lieu thereof and a bond, if required, pursuant to Section 2(e)(vi)) or Book-Entry Share to the Paying Agent, together with a properly completed letter of transmittal, duly executed, and such other documents as may reasonably be requested by the Paying Agent, the holder of such Certificate or Book-Entry Share will be entitled to receive in exchange therefor cash in an amount equal to the Merger Consideration (after giving effect to any required Tax withholdings) for each share of Common Stock (other than Excluded Shares and Dissenting Shares) formerly represented by such Certificate or Book-Entry Share that such holder has the right to receive pursuant to this Section 2, and the Certificate or Book-Entry Share so surrendered will be cancelled. No interest will be paid or accrued on any amount payable upon due surrender of the Certificates or Book-Entry Shares. In the event of a transfer of ownership of Shares that is not registered in the transfer records of the Company, the Merger Consideration to be paid upon due surrender of the Certificate or Book-Entry Share may be paid to such a transferee if the Certificate or Book-Entry Share formerly representing such Shares is presented to the Paying Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid or are not applicable.

(iii) Withholding Taxes. Notwithstanding anything in this Agreement to the contrary, Parent, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from the Merger Consideration any amount as may be required to be deducted and withheld with respect to the making of such payment under applicable Tax Laws. To the extent that amounts are so withheld by the Paying Agent, the Surviving Corporation or Parent, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Common Stock or other Person in respect of which such deduction and withholding was made by the Paying Agent, the Surviving Corporation or Parent, as the case may be.

(iv) No Further Transfers. After the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of shares of Common Stock that were outstanding prior to the Effective Time. After the Effective Time, Certificates or Book Entry Shares presented to the Surviving Corporation or the Paying Agent for transfer shall be canceled and exchanged for the Merger Consideration in accordance with this Section 2.

(v) Termination of Payment Fund. Any portion of the Payment Fund that remains undistributed to the holders of the Certificates or Book-Entry Shares twelve (12) months after the Effective Time will be delivered to the Surviving Corporation, on demand, and any holder of a Certificate or Book-Entry Share who has not theretofore complied with this Section 2 will thereafter look only to the Surviving Corporation and Parent for payment of such holder’s claims for Merger Consideration. Notwithstanding the foregoing, to the fullest extent permitted by applicable Law, none of Parent, Merger Sub, the Company, the Surviving Corporation, the Paying Agent or any other Person will be liable to any former holder of shares of Common Stock for any amount delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws.

(vi) Lost, Stolen or Destroyed Certificates. In the event any Certificate has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond in customary amount and upon such terms as the Surviving Corporation may reasonably determine are necessary as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will issue, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration pursuant to this Agreement.

(f) Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, shares of Common Stock outstanding immediately prior to the Effective Time held by a holder (if any) who is entitled to demand, and who properly demands, appraisal for such shares of Common Stock in accordance with Part 13 of the MBCA (“Dissenting Shares”) shall not be converted into a right to receive the Merger Consideration unless such holder fails to perfect or shall have effectively withdrawn, waived or otherwise lost such holder’s right to appraisal, if any. Such shareholders shall be entitled to receive payment of the appraised value of such shares of Common Stock held by them in accordance with the provisions of such Part 13 of the MBCA. If, after the Effective Time, such holder fails to perfect, effectively withdraws, waives or otherwise loses any such right to appraisal, such shares of Common Stock shall be treated as if they had been converted as of the Effective Time into the right to receive the Merger Consideration pursuant to this Section 2 without any interest thereon. The Company shall give Parent prompt notice of any demands received by the Company for appraisal of shares of Common Stock, and Parent shall have the right to participate in all negotiations and proceedings with respect to such demands. The Company shall not, except with the prior written consent of Parent or as otherwise required by Law, make any payment with respect to, or settle or offer to settle, any such demands, nor shall the Company agree to or commit to making any such payment or settlement or admit to any liability with respect to such matters. For the avoidance of doubt, it is acknowledged and agreed that, in any appraisal proceeding with respect to the Dissenting Shares and to the fullest extent permitted by applicable Law, the fair value of the Dissenting Shares shall be determined in accordance with Part 13 of the MBCA without regard to the Private Placement or the Shares issued in the Private Placement or any amounts paid by Parent or Merger Sub to the Company for the Shares issued in the Private Placement.

(g) Treatment of Company Equity Awards, ESPP and Warrants.

(i) Stock Options. As of the Effective Time, each option to acquire shares of Common Stock (a “Company Stock Option”) under the Company’s Amended and Restated 1993 Equity Incentive Plan and Amended and Restated 2002 Equity Incentive Plan (the “Company Stock Plans”), whether vested or unvested, that is outstanding immediately prior to the Effective Time shall become vested (a complete list of which is set forth on Section 3(c) of the Company Disclosure Letter as of the date of this Agreement) with respect to the maximum number of shares of Common Stock covered thereby and shall be cancelled, and the holder of such Company Stock Option will thereafter be entitled to receive from the Surviving Corporation an amount in cash (without interest and less any applicable Taxes required to be withheld with respect to such payment) equal to the product of (A) the excess, if any, of the Merger Consideration over the exercise price per share of such Company Stock Option multiplied by (B) the maximum number of shares subject to such Company Stock Option with respect to which such Company Stock Option shall not theretofore have been previously exercised or canceled (the “Option Consideration”). Payment of the Option Consideration shall be made as soon as practicable after the Effective Time, except as necessary to comply with Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”).

(ii) Restricted Stock. At the Effective Time, each share of Common Stock subject to a restricted stock agreement under the Company Stock Plans (each, a “Company Restricted Share”) that is outstanding immediately prior to the Effective Time (a complete list of which is set forth on Section 3(c) of the Company Disclosure Letter as of the date of this Agreement) shall become fully vested and free of all restrictions as of the Effective Time and shall, as of the Effective Time, be cancelled and converted into the right to receive the Merger Consideration in accordance with this Section 2.

(iii) RSUs. As of the Effective Time, each restricted stock unit award with respect to shares of Common Stock granted by the Company under the Company Stock Plans (each, a “Company RSU”), whether vested or unvested, that is outstanding immediately prior to the Effective Time (a complete list of which is set forth on Section 3(c) of the Company Disclosure Letter as of the date of this Agreement) shall be cancelled, and the holder of such Company RSU shall be entitled to receive from the Surviving Corporation an amount in cash (without interest and less any applicable Taxes required to be withheld with respect to such payment) equal to (A) the Merger Consideration multiplied by the maximum number of shares of Common Stock subject to such Company RSU as of the Effective Time plus (B) any dividend equivalents accrued with respect to such Company RSU prior to the Effective Time but not yet distributed as of the Effective Time (other than any such dividend equivalents that are held in the form of Company RSUs as of the Effective Time) (the “RSU Consideration”). Payment of the RSU Consideration shall be made as soon as practicable after the Effective Time, except as necessary to comply with Section 409A of the Code.

(iv) ESPP. The Company shall take any and all actions with respect to the Company’s 2002 Employee Stock Purchase Plan (the “ESPP”) as are necessary to provide that: (i) with respect to the Offering Period (as defined in the ESPP) in effect as of the date hereof, no employee who is not a participant in the ESPP as of the date hereof may become after the date hereof a participant in the ESPP and no participant in the ESPP may increase the percentage amount of his or her payroll deduction election in effect on the date hereof for such Offering Period; (ii) subject to consummation of the Merger, the ESPP shall terminate, effective immediately before the Effective Time (the “ESPP Termination Date”); and (iii) if the Offering Period in effect as of the date hereof terminates prior to the ESPP Termination Date, the ESPP shall be suspended and no new Offering Period will be commenced under the ESPP unless this Agreement shall have terminated prior to the consummation of the Merger. If such Offering Period is still in effect on the ESPP Termination Date, then on the ESPP Termination Date, each purchase right under the ESPP as of the ESPP Termination Date shall be automatically exercised by applying the payroll deductions of each participant in the ESPP for such Offering Period to the purchase of a number of whole shares of Common Stock (subject to the provisions of the ESPP regarding the number of shares purchasable) at an exercise price per share determined pursuant to the terms of the ESPP, which number of shares will then be cancelled and converted into the right to receive the Merger Consideration in accordance with this Section 2. Any excess payroll deductions not used as a result of ESPP share limitations shall be distributed to each participant without interest. If a fractional number of shares of Common Stock results, then such number shall be rounded down to the next whole number, and the excess payroll deductions shall be distributed to the applicable participant without interest.

(v) Warrants. Prior to the Effective Time, the Company shall take all steps necessary to cause all warrants to purchase shares of Common Stock (the “Company Warrants”) that are outstanding immediately prior to the Effective Time (a complete list of which is set forth on Section 3(c) of the Company Disclosure Letter as of the date of this Agreement) to be cancelled, as of the Effective Time, in exchange for the right to receive an amount in cash (without interest and less any applicable Taxes required to be withheld with respect to such payment) equal to the product of (A) the excess, if any, of the Merger Consideration over the exercise price per share of such Company Warrant multiplied by (B) the number of shares of Common Stock subject to such Company Warrant (the “Warrant Consideration”). Payment of the Warrant Consideration shall be made as soon as practicable after the Effective Time.

(vi) Termination of Company Stock Plans. At or prior to the Effective Time, the Company Board (or a committee thereof) will adopt such resolutions and will take such other actions as shall be required to ensure that, as of the Effective Time, the Company Stock Plans shall terminate and no Person shall have any right under the Company Stock Plans, except as set forth herein.

(vii) No Further Awards. From and after the date of this Agreement, the Company shall not, without the prior written consent of Parent, grant or issue any Company Stock Options, Company Restricted Shares, Company RSUs, Company Warrants or any other right to acquire any capital stock (including any “phantom” stock or stock appreciation rights) of the Company, the Surviving Corporation or any of their Subsidiaries.

(viii) Company Actions. The Company shall take any actions reasonably necessary to effectuate the provisions of this Section 2(g); it being understood that the intention of the parties is that immediately following the Effective Time no holder of any Company Stock Option, Company Restricted Share, Company RSU, Company Warrant or any participant in any Company Stock Plan or other employee benefit arrangement of the Company shall have any right thereunder to acquire any capital stock (including any “phantom” stock or stock appreciation rights) of the Company, the Surviving Corporation or any of their Subsidiaries.

(h) Charter and Bylaws.

(i) At the Effective Time, the Company’s articles of organization shall be amended so as to contain the provisions, and only the provisions, contained immediately prior to the Effective Time in the articles of organization of Merger Sub, except (A) for Article FIRST, which shall read “The name of the corporation is GTC Biotherapeutics, Inc. and (B) to give effect to the indemnification and exculpation provisions of Section 5(c) hereof. As so amended, such articles of organization shall be the articles of organization of the Surviving Corporation until thereafter further amended as provided therein or by applicable Law.

(ii) At the Effective Time, the bylaws of Merger Sub in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation (except that (A) the name of the Surviving Corporation shall be GTC Biotherapeutics, Inc. until thereafter amended as provided therein or by applicable Law and (B) to give effect to the indemnification and exculpation provisions of Section  5(c) hereof).

3. REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the letter delivered to Parent and Merger Sub by the Company concurrently with entering into this Agreement (the “Company Disclosure Letter”), the Company represents and warrants to Parent and Merger Sub as follows:.

(a) Organization; Power; Qualification. The Company and each of its Subsidiaries (as defined in Section 3(e)) is a corporation, limited liability company or other legal entity duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization. Each of the Company and its Subsidiaries has the requisite corporate or similar power and authority to own, lease and operate its assets and to carry on its business as now conducted. Each of the Company and its Subsidiaries is duly qualified or licensed to do business as a foreign corporation, limited liability company or other legal entity and is in good standing (to the extent such concept is legally recognized) in each jurisdiction where the character of the assets and properties owned, leased or operated by it or the nature of its business makes such qualification or license necessary, except where the failure to be so qualified or licensed or in good standing would not reasonably be expected to have a Company Material Adverse Effect.

(b) Corporate Authorization; Enforceability.

(i) The Company has the requisite corporate power and authority to enter into and to perform its obligations under this Agreement and to consummate the transactions contemplated by this Agreement. The Special Committee has determined that the transactions contemplated by this Agreement, are fair to, and in the best interests of, all holders of Common Stock, and recommended that the Company Board approve this Agreement and the transactions contemplated by this Agreement. The Company Board has duly and validly authorized the execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby in accordance with the MBCA. No other corporate proceedings on the part of the Company are necessary to approve this Agreement or to consummate the transactions contemplated hereby other than, in the case of the Merger, the filing of the Articles of Merger with the Secretary of State of the Commonwealth of Massachusetts in accordance with the provisions of the MBCA.

(ii) This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery of this Agreement by Parent and Merger Sub, constitutes a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except to the extent that the enforcement thereof may be limited by (A) bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar Laws, now or hereafter in effect, relating to creditor’s rights generally, (B) general principles of equity (regardless of whether such enforcement is considered in a proceeding at Law or in equity), and (C) the remedy of specific performance and injunctive and other forms of equitable relief being subject to the discretion of the Governmental Entity before which any enforcement proceeding therefor may be brought.

(c) Capitalization; Equity Awards.

(i) The Company’s authorized capital stock consists solely of 210,000,000 shares of Common Stock and 5,000,000 shares of preferred stock, par value $0.01 per share (the “Preferred Stock”), of which 15,000 shares are designated as Series D Preferred Stock. As of September 30, 2010, 30,459,485 shares of Common Stock were issued and outstanding (none of which are Company Restricted Shares), all of which are validly issued, fully paid and nonassessable, and 115 shares of Series D Preferred Stock were issued or outstanding, all of which are validly issued, fully paid and nonassessable. As of the date of this Agreement, no shares of Common Stock and no shares of Preferred Stock were held in the treasury of the Company. No shares of Common Stock are held by any Subsidiary of the Company. As of the date of this Agreement, Company Stock Options to purchase 797,324 shares of Common Stock were outstanding, no shares of Common Stock were subject to outstanding Company RSUs and Company Warrants to purchase 4,356,826 shares of Common Stock were outstanding. As of the date of this Agreement, except as set forth in this Section 3(c), or in Section 3(c) of the Company Disclosure Letter, there are no outstanding shares of capital stock or securities or other rights convertible or exchangeable into or exercisable for shares of capital stock of the Company.

(ii) Section 3(c) of the Company Disclosure Letter sets forth a correct and complete list, as of the date of this Agreement, of outstanding Company Restricted Shares, Company Stock Options and Company RSUs, including the holder thereof, the date of grant, the term, the number of shares of Common Stock subject to such award, the vesting provisions of such award, the Company Stock Plan under which such award was granted and, where applicable, the exercise price.

(iii) Section 3(c) of the Company Disclosure Letter sets forth a correct and complete list, as of the date of this Agreement, of outstanding Company Warrants, including the holder thereof, the date of issuance, the term, the number of shares of Common Stock subject to such Company Warrant and the exercise price.

(iv) Except as set forth in this Section 3(c), or in Section 3(c) of the Company Disclosure Letter, there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls or commitments or rights of any kind that obligate the Company or any of its Subsidiaries to issue, sell, or otherwise transfer to any Person, or to repurchase, redeem or otherwise acquire from any Person, any shares of Common Stock, Preferred Stock, capital stock of any Subsidiary of the Company, or securities or other rights convertible or exchangeable into or exercisable for shares of capital stock of the Company or any Subsidiary of the Company.

(v) There are no agreements or understandings requiring consent or approval from the holder of any Company Stock Options, Company Restricted Shares, Company RSUs or Company Warrants to purchase any shares of Common Stock, Preferred Stock, or capital stock of the Company or any of its Subsidiaries to effectuate the terms of this Agreement.

(d) Issuance of Shares. The Shares are duly authorized and, upon issuance in accordance with the terms hereof, will be (i) validly issued, fully paid and non-assessable and (ii) free from all Taxes, liens and charges with respect to the issuance thereof, other than any liens or encumbrances created by or imposed by Parent, and not subject to preemptive rights or other similar rights of shareholders of the Company.

(e) Subsidiaries. Section 3(e) of the Company Disclosure Letter lists each Subsidiary of the Company as of the date of this Agreement (each, a “Subsidiary” and collectively, the “Subsidiaries”) and the jurisdiction of organization of each such Subsidiary. All of the issued and outstanding shares of capital stock, voting securities, profits interests or other equity or equity-like interests of the Company’s Subsidiaries are directly or indirectly owned, beneficially and of record, by the Company, free and clear of all Liens, other than Liens created as a result of federal or state securities laws, Liens for Taxes not yet due or that are being contested in good faith and Liens imposed or granted pursuant to or in connection with the Company’s existing credit facilities or other outstanding indebtedness, and all such shares or interests have been duly authorized, validly issued and fully paid and nonassessable, free of any preemptive rights.

(f) Required Filings and Consents. The execution, delivery and performance of this Agreement by the Company do not, and the consummation by the Company of the transactions contemplated by this Agreement, will not, require any consent, approval, authorization or permit of, or filing with or notification to, any international, foreign, national, federal, state, provincial or local governmental, regulatory or administrative authority, including the SEC, agency, commission or court (each, a “Governmental Entity”), other than: (i) the filing and recordation of the Articles of Merger with the Secretary of State of the Commonwealth of Massachusetts; (ii) applicable requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”) or the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”); (iii) any filings with, and approvals from, relevant state securities administrators or related to the blue sky laws of various states; (iv) the filing with the Securities and Exchange Commission (the “SEC”) of a transaction statement on Schedule 13E-3 pursuant to the requirements of Rule 13e-3 of the Exchange Act (the “Transaction Statement”); (v) compliance with and filings under any applicable competition or merger control Laws of any jurisdiction (the “Foreign Merger Control Laws”); and (vi) in such other circumstances where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not reasonably be expected to have a Company Material Adverse Effect.

(g) Non Contravention. Except as set forth on Section 3(g) of the Company Disclosure Letter, the execution, delivery and performance of this Agreement by the Company do not, and the consummation by the Company of the transactions contemplated by this Agreement will not:

(i) conflict with or result in any breach of any provision of the articles of organization and bylaws (or the equivalent organizational documents) of the Company or any of its Subsidiaries, in each case as in effect on the date of this Agreement;

(ii) result in any violation, or the breach of, constitute a default, give rise to any right of modification, termination, cancellation or acceleration under, require notice or consent under, or result in the creation or imposition of a Lien under, any contract to which the Company or any of its Subsidiaries is a party or by which any of them is otherwise bound;

(iii) contravene or conflict with, or result in any violation or breach of, any Permit of the Company or any of its Subsidiaries; or

(iv) violate the provisions of any Law or Order applicable to the Company or any of its Subsidiaries;

except with respect to clauses (ii), (iii) and (iv) above, for such violations, breaches, defaults, or rights of modification, termination, cancellation or acceleration, failure to obtain notices or consents, or the imposition of Liens which would not reasonably be expected to have a Company Material Adverse Effect.

(h) Takeover Statutes; Rights Agreement. The Company and the Company Board (or a committee thereof) have taken all necessary action in order to (i) render inapplicable any control share acquisition, business combination or other similar anti-takeover provision under the Company’s articles of organization or the laws of the Commonwealth of Massachusetts or any other jurisdiction that is, or is reasonably likely to become, applicable to the Company as a result of the transactions contemplated by this Agreement and (ii) waive the provisions of that certain Shareholder Rights Agreement, dated as of May 31, 2001, between the Company and American Stock Transfer and Trust Company, as amended from time to time (the “Rights Agreement”), in connection with the transactions contemplated by this Agreement.

(i) Opinion of Financial Advisor. Caymus Partners LLC has delivered to the Special Committee, its written opinion (or oral opinion to be confirmed in writing) to the effect that the Merger Consideration is fair to the shareholders of the Company from a financial point of view.

(j) Brokers and Finders. Other than Caymus Partners LLC, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any of its Subsidiaries.

(k) Transaction Statement. None of the information supplied or to be supplied by or on behalf of the Company or any affiliate of the Company for inclusion in the Transaction Statement will, at the times such document (including any amendments thereto) is filed with the SEC and is mailed to shareholders of the Company, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading. The Transaction Statement will not, at the time the Transaction Statement is filed with the SEC and at all times prior to the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, no representation or warranty is made by the Company with respect to information supplied by or on behalf of Parent, Merger Sub or any affiliate of Parent or Merger Sub expressly for inclusion in the Transaction Statement. The Transaction Statement will, at the time the Transaction Statement is filed with the SEC, at the time it is mailed to the shareholders of the Company, and at the time any amendment or supplement thereto is filed with the SEC, comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations of the SEC thereunder.

(l) No Other Representations or Warranties. Except for the representations and warranties contained in this Section 3 or in any certificates delivered by the Company in connection with the Closing, each of Parent and Merger Sub acknowledges that neither the Company nor any Person on behalf of the Company makes or has made any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or with respect to any other information provided or made available to Parent or Merger Sub in connection with the transactions contemplated by this Agreement.

4. REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub hereby jointly and severally represent and warrant to the Company as follows:

(a) Organization and Power. Parent is a corporation, duly organized, validly existing and in good standing under the Laws of France and has the requisite power and authority to own, lease and operate its assets and properties and to carry on its business as now conducted and as it will be conducted through the Effective Time. Merger Sub is a corporation, duly organized, validly existing and in good standing under the Laws of the Commonwealth of Massachusetts and has the requisite power and authority to own, lease and operate its assets and properties and to carry on its business as now conducted and as it will be conducted through the Effective Time.

(b) Corporate Authorization. Parent and Merger Sub each have the requisite corporate or other power and authority to enter into and to perform their respective obligations under this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by each of Parent and Merger Sub and the consummation by each of Parent and Merger Sub of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of each of Parent and Merger Sub.

(c) Enforceability. This Agreement has been duly executed and delivered by each of Parent and Merger Sub and, assuming the due authorization, execution and delivery of this Agreement by the Company, constitutes a legal, valid and binding agreement of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, except to the extent that the enforcement thereof may be limited by (a) bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar Laws now or hereafter in effect relating to creditor’s rights generally, (b) general principles of equity (regardless of whether such enforcement is considered in a proceeding at law or in equity), and (c) the remedy of specific performance and injunctive and other forms of equitable relief being subject to the discretion of the Governmental Entity before which any enforcement proceeding therefor may be brought.

(d) Required Filings and Consents. The execution, delivery and performance of this Agreement by each of Parent and Merger Sub do not, and the consummation by each of Parent and Merger Sub of the transactions contemplated by this Agreement, will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity other than: (i) the filing and recordation of the Articles of Merger with the Secretary of State of the Commonwealth of Massachusetts; (ii) applicable requirements of the Exchange Act or the Securities Act; (iii) the filing with the SEC of the Transaction Statement; (iv) compliance with and filings under any applicable Foreign Merger Control Laws; and (v) in such other circumstances where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not reasonably be expected to have a Merger Sub Material Adverse Effect.

(e) Non Contravention. The execution, delivery and performance of this Agreement by each of Parent and Merger Sub do not and the consummation by each of Parent and Merger Sub of the transactions contemplated by this Agreement will not:

(i) conflict with, or result in any breach of any provision of the charter, bylaws or other organizational documents of either Parent or Merger Sub;

(ii) result in any violation, or the breach of, or constitute a default under, give rise to any right of modification, termination, cancellation or acceleration under, or result in the creation or imposition of a Lien, under any contract to which Parent or Merger Sub is a party or by which any of them is otherwise bound;

(iii) contravene or conflict with, or result in any violation or breach of, any Permit of Parent or Merger Sub; or

(iv) violate the provisions of any Law or Order applicable to Parent or Merger Sub;

except with respect to clauses (ii), (iii) and (iv) above, for such violations, breaches, defaults, or rights of modification, termination, cancellation or acceleration, failure to obtain notices or consents, or the imposition of Liens which would not reasonably be expected to have a Merger Sub Material Adverse Effect.

(f) Financing. At the date hereof, Parent and Merger Sub have, and at the Closing and Effective Time, Parent and Merger Sub will have, immediately available funds sufficient to pay the aggregate Purchase Price and Merger Consideration, as the case may be, and any other payments contemplated by this Agreement and to pay all fees and expenses of Parent and Merger Sub related to the transactions contemplated by this Agreement.

(g) Transaction Statement. None of the information supplied or to be supplied by or on behalf of Parent, Merger Sub or any affiliate of Parent or Merger Sub for inclusion in the Transaction Statement will, at the times such document (including any amendments thereto) is filed with the SEC and at all times prior to the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading. The Transaction Statement will not, at the time such document is filed with the SEC and is mailed to shareholders of the Company, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, no representation or warranty is made by Parent or Merger Sub with respect to information supplied in writing by or on behalf of the Company or any affiliate of the Company (other than Parent) expressly for inclusion in the Transaction Statement. The Transaction Statement will, at the time the Transaction Statement is filed with the SEC, at the time it is mailed to the shareholders of the Company, and at the time any amendment or supplement thereto is filed with the SEC, comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations of the SEC thereunder.

(h) No Other Representations and Warranties; Knowledge. Except for the representations and warranties contained in this Section 4 or in any certificates delivered by Parent or Merger Sub in connection with the Closing, the Company acknowledges that neither Parent, Merger Sub nor any Person on behalf of Parent or Merger Sub makes or has made any other express or implied representation or warranty with respect to Parent or Merger Sub or with respect to any other information provided or made available to the Company in connection with the transactions contemplated by this Agreement.

5. ADDITIONAL AGREEMENTS

(a) Transaction Statement. The parties will take all necessary action such that the Transaction Statement will not, at the time it is first mailed and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading. The parties will take all necessary action such that the Transaction Statement will, at the time it is first mailed, at the time any amendment or supplement thereto is filed with the SEC, and at the Effective Time, comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations of the SEC promulgated thereunder.

(b) Notices of Certain Events.

(i) The Company will notify Parent and Merger Sub (and provide copies if applicable) of (A) any written or oral communication from any Governmental Entity or any third party alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement, (B) any communication from any Governmental Entity in connection with the transactions contemplated by this Agreement, (C) the commencement or threat, in writing, of any Legal Action affecting the Company or any of its Subsidiaries or any of their respective properties or assets, or any employee, agent, director or officer, in his or her capacity as such, which relates to the transactions contemplated by this Agreement,

(D) any event, change, occurrence, circumstance or development between the date of this Agreement and the Effective Time which causes, or would reasonably be expected to cause, any condition to the obligations of the Company to effect the transactions contemplated by this Agreement not to be satisfied, (E) any material failure of the Company to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder, and (F) the occurrence of an event which would reasonably be expected to have a Company Material Adverse Effect or that would otherwise reasonably be expected to cause a condition in Section 6(c) not to be satisfied. With respect to any of the foregoing, the Company will consult with Parent and Merger Sub and their representatives so as to permit the Company and Parent and their respective representatives to cooperate to take appropriate measures to avoid or mitigate adverse consequences that may result from any of the foregoing.

(ii) Parent and Merger Sub will notify the Company of (A) any written or oral communication from any Governmental Entity or any third party alleging that the consent of such Person (or another Person) is or may be required in connection with the transactions contemplated by this Agreement, (B) any communication from any Governmental Entity in connection with the transactions contemplated by this Agreement, (C) the commencement or threat in writing of any Legal Actions affecting Parent or any of its affiliates that are related to the transactions contemplated by this Agreement, (D) any event, change, occurrence, circumstance or development between the date of this Agreement and the Effective Time of which causes, or is reasonably expected to cause, any condition to the obligations of Parent or Merger Sub to effect the transactions contemplated by this Agreement not to be satisfied, (E) any material failure of Parent or Merger Sub to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; and (F) the occurrence of any event that would reasonably be expected to have a Merger Sub Material Adverse Effect or that would otherwise reasonably be expected to cause a condition in Section 6(d) not to be satisfied. With respect to any of the foregoing, Parent and Merger Sub will consult with the Company and its representatives so as to permit the Company and Parent and Merger Sub and their respective representatives to cooperate to take appropriate measures to avoid or mitigate adverse consequences that may result from any of the foregoing.

(c) Directors’ and Officers’ Indemnification and Insurance.

(i) Parent and Merger Sub agree that all rights to exculpation, indemnification and advancement of expenses for acts or omissions occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, now existing in favor of the current or former directors, officers or employees, as the case may be, of the Company or its Subsidiaries as provided in their respective articles of organization or bylaws or other organization documents or in any agreement shall survive the Merger and shall continue in full force and effect. Parent and the Surviving Corporation shall maintain in effect any and all exculpation, indemnification and advancement of expenses provisions of the Company’s and any of its Subsidiaries’ articles of organization and bylaws or similar organization documents in effect immediately prior to the Effective Time or in any indemnification agreements of the Company or its Subsidiaries with any of their respective current or former directors, officers or employees in effect as of the date hereof, and shall not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any individuals who at the Effective Time were current or former directors, officers or employees of the Company or any of its Subsidiaries, and all rights to indemnification in respect of any Legal Action pending or asserted or any claim made within such period shall continue until the disposition of such Legal Action or resolution of such claim.

(ii) From and after the Effective Time, each of Parent and the Surviving Corporation shall, to the fullest extent permitted under applicable Law, indemnify and hold harmless (and advance funds in respect of each of the foregoing) each current and former director, officer or employee of the Company or any of its Subsidiaries (each, together with such person’s heirs, executors or administrators, an “Indemnified Party”) against any costs or expenses (including advancing reasonable attorneys’ fees and expenses in advance of the final disposition of any Legal Action to each Indemnified Party to the fullest extent permitted by Law), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened Legal Action, arising out of, relating to or in connection with any action or omission occurring or alleged to have occurred whether before or after the Effective Time (including acts or omissions in connection with such persons serving as an officer, director or other fiduciary in any entity if such service was at the request or for the benefit of the Company).

(iii) Parent shall negotiate (with the assistance of the Company or its representative) and purchase “tail” insurance coverage from the Company’s existing directors and officers liability and fiduciary liability insurers, or from other insurers of commensurate or better financial strength, that provides for a period of six (6) years that is no less favorable in both amount and terms and conditions of coverage than the Company’s existing directors and officers liability and fiduciary insurance programs, or if substantially equivalent insurance coverage is not available, the best available coverage (“D&O and Fiduciary Insurance”); provided however that the aggregate cost for the purchase of such tail coverage (for the entire six (6) year tail coverage period) shall not exceed more than 250% of the aggregate annual premium paid by the Company for the existing directors and officers liability and fiduciary liability insurance program for the most recent fiscal year, provided, further, that should the cost of D&O and Fiduciary Insurance exceed the 250% cap, Parent shall instead purchase the best available coverage for 250% of the aggregate premium paid by the Company for the existing directors and officers liability and fiduciary liability insurance program.

(iv) The rights of each Indemnified Party hereunder shall be in addition to, and not in limitation of, any other rights such Indemnified Party may have under the articles of organization and bylaws or other similar organization documents of the Company or any of its Subsidiaries or the Surviving Corporation, any other indemnification agreement or arrangement, the MBCA or otherwise. The provisions of this Section 5(d) shall survive the consummation of the Merger and, notwithstanding any other provision of this Agreement that may be to the contrary, expressly are intended to benefit, and are enforceable by, each of the Indemnified Parties.

(v) In the event Parent, the Surviving Corporation or any of their respective successors or assigns (A) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (B) transfers all or substantially all of its properties and assets to any person, then, and in either such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume all of the obligations set forth in this Section 5(d). The agreements and covenants contained herein shall not be deemed to be exclusive of any other rights to which any Indemnified Party is entitled, whether pursuant to Law, contract or otherwise. Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries or their respective officers, directors and employees, it being understood and agreed that the indemnification provided for in this Section 5(d) is not prior to, or in substitution for, any such claims under any such policies.

(d) Reasonable Efforts.

(i) Upon the terms and subject to the conditions set forth in this Agreement and in accordance with applicable Laws, each of the parties to this Agreement will use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to ensure that the conditions set forth in Section 6 are satisfied and to consummate the transactions contemplated by this Agreement, including the Merger following the Closing as promptly as practicable, including (A) obtaining all necessary actions or non-actions, waivers, consents and approvals from any Governmental Entity, (B) making, as promptly as practicable, appropriate filings under any Foreign Merger Control Law, if required, (C) obtaining all consents, approvals or waivers from, or taking other actions with respect to, third parties necessary or advisable to be obtained or taken in connection with the transactions contemplated by this Agreement, (D) subject to first having used its commercially reasonable efforts to negotiate a reasonable resolution of any objections underlying Legal Actions, defending and contesting any such Legal Actions, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated by this Agreement, including seeking to have any stay or temporary restraining order entered by any Governmental Entity vacated or reversed, and (E) executing and delivering any additional instruments necessary to consummate the transactions contemplated hereby, and to fully carry out the purposes of this Agreement.

(ii) Parent and Merger Sub and the Company will cooperate and consult with each other in connection with the making of all such filings, notifications and any other material actions contemplated by this Agreement, subject to applicable Law, by permitting counsel for the other party to review in advance, and consider in good faith the views of the other party in connection with, any proposed material written communication to any Governmental Entity and by providing counsel for the other party with copies of all filings and submissions made by such party and all correspondence between such party (and its advisors) with any Governmental Entity and any other information supplied by such party and such party’s Affiliates to or received from any Governmental Entity in connection with the transactions contemplated by this Agreement; provided, however, that material may be redacted (A) as necessary to comply with contractual arrangements, (B) as necessary to address good faith legal privilege or confidentiality concerns and (C) as necessary to comply with applicable Law. Neither Parent and Merger Sub nor the Company shall consent to any voluntary extension of any statutory deadline or waiting period or to any voluntary delay of the consummation of the transactions contemplated by this Agreement at the behest of any Governmental Entity without the consent of the other party (which consent shall not be unreasonably withheld, delayed or conditioned).

(iii) Each of Parent and Merger Sub and the Company will promptly inform the other party upon receipt of any material communication from any Governmental Entity regarding any of the transactions contemplated by this Agreement. If Parent and Merger Sub or the Company (or any of their respective affiliates) receives a request for additional information or documentary material from any such Person that is related to the transactions contemplated by this Agreement, then such party will endeavor in good faith to make, or cause to be made, as soon as reasonably practicable and after consultation with the other party, an appropriate response in compliance with such request. The parties agree not to participate, or to permit their affiliates to participate, in any substantive meeting or discussion with any Governmental Entity in connection with the transactions contemplated by this Agreement unless, except where prohibited by Law, it so consults with the other party in advance and, to the extent not prohibited by such Governmental Entity, gives the other party the opportunity to attend and participate. Each party will advise the other party promptly of any understandings, undertakings or agreements (oral or written) which the first party proposes to make or enter into with any Governmental Entity in connection with the transactions contemplated by this Agreement. In furtherance and not in limitation of the foregoing, each party will use its commercially reasonable efforts (A) to resolve any objections that may be asserted with respect to the transactions contemplated by this Agreement under any antitrust, competition, premerger notification, trade regulation or merger control Law, including (subject to first having used commercially reasonable efforts to negotiate a resolution to any such objections) contesting and resisting any action or proceeding, and (B) to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other Order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement and to have such statute, rule, regulation, decree, judgment, injunction or other Order repealed, rescinded or made inapplicable so as to permit consummation of the transactions contemplated by this Agreement.

(e) Takeover Statutes. If any takeover statute is or becomes applicable to this Agreement or the other transactions contemplated by this Agreement, each of Parent, Merger Sub and the Company and their respective boards of directors will (i) take all necessary action to ensure that such transactions may be consummated as promptly as practicable upon the terms and subject to the conditions set forth in this Agreement, and (ii) otherwise act to eliminate or minimize the effects of such takeover statute.

(f) Resignations. The Company shall obtain and deliver to Parent at the Closing evidence reasonably satisfactory to Parent of the resignation effective, as of the Effective Time, of those directors and officers of the Company or any Subsidiary of the Company designated by Parent to the Company in writing prior to the Closing.

(g) Conduct of Business of the Company, Parent and Merger Sub Pending the Merger. Each of the Company, Parent and Merger Sub agrees that, between the date of this Agreement and the Effective Time, it shall not, directly or indirectly, knowingly take or permit any action (i) to cause its respective representations and warranties set forth in Sections 3 or 4, as applicable, to be untrue in any material respect; or (ii) that would, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of the parties hereto to consummate the transactions contemplated by this Agreement.

(h) Transfer Taxes. The Company and Parent shall cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any sales, transfer, stamp, stock transfer, value added, use, real property transfer or gains and any similar Taxes which become payable in connection with the transactions contemplated by this Agreement. Notwithstanding anything to the contrary herein, each of Parent and the Surviving Corporation agrees to assume liability for and pay any sales, transfer, stamp, stock transfer, value added, use, real property transfer or gains and any similar Taxes, as well as any transfer, recording, registration and other fees that may be imposed upon, payable or incurred in connection with this Agreement and the transactions contemplated hereby.

(i) Competing Transactions.

(i) The Company will notify Parent promptly (and in all cases within one (1) Business Day) after receipt by the Company (or any of its officers, directors, employees, agents, advisors or other representatives) of any proposal for, or inquiry respecting, any Competing Transaction, or any request for nonpublic information in connection with such proposal or inquiry or for access to the properties, books or records of the Company by any person that informs or has informed the Company that it is considering making or has made such a proposal or inquiry. Such notice to Parent shall indicate in reasonable detail the identity of the person making such proposal or inquiry and the terms and conditions of such proposal or inquiry (including copies of any written proposals or inquiries or, in the case of oral proposals or inquiries, a complete summary of the terms thereof).

(ii) If at any time prior to the Closing Date, the Company receives a proposal for a Competing Transaction that the Company Board (or an independent committee thereof) concludes in good faith, after consultation with outside legal counsel and financial advisors, constitutes a Superior Proposal, the Company Board (or independent committee thereof) may terminate this Agreement in accordance with Section 7(a)(viii); provided, however, that such actions in this Section 5(i)(ii) may only be taken at a time that is after (A) the fifth (5th) business day following Parent’s receipt of written notice from the Company that the Company Board (or independent committee thereof) is prepared to take such action (which notice will specify the material terms of the applicable proposal) (the “Subsequent Determination Notice”), and (B) at the end of such period, the Company Board (or and independent committee thereof) determines in good faith, after taking into account all amendments or revisions irrevocably committed to by Parent and after consultation with outside legal counsel and financial advisors, that such proposal remains a Superior Proposal. During any such five (5) Business Day period, Parent shall be entitled to deliver to the Company one or more counterproposals to such proposal. In the event of any material revisions to a Superior Proposal (including, without limitation, any revision in price), the Company shall be required to deliver a new Subsequent Determination Notice to Parent and to again comply with the requirements of this Section 5(i)(ii) with respect to such new Subsequent Determination Notice.

(iii) Nothing contained herein shall obligate Parent or any affiliate of Parent to sell or otherwise dispose of any shares of Common Stock or other securities of the Company pursuant to any Competing Transaction or to vote any shares of Common Stock or other voting securities of the Company in favor of any Competing Transaction, whether or not any such Competing Transaction is deemed by the Company Board (or an independent committee thereof) to constitute a Superior Proposal.

6. CLOSING; CONDITIONS TO CLOSING AND MERGER

(a) Closing Date. Subject to the prior satisfaction or waiver of the conditions set forth in subsections (b), (c) and (d) of this Section 6, the date and time of the closing of the Private Placement pursuant to Section 1 (the

“Closing”) shall occur at the offices of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., Boston, Massachusetts at such date and time as may be agreed upon between the Company and Parent (the “Closing Date”).

(b) Mutual Conditions. The respective obligations of each party to effect the Private Placement shall be subject to the satisfaction, at or prior to the Closing Date, of the following conditions (any of which may be waived in writing by Parent, Merger Sub and the Company):

(i) No Governmental Entity shall have enacted, issued, promulgated, enforced or entered any law or order (whether temporary, preliminary or permanent) which is then in effect that has the effect of making the Private Placement or the Merger illegal or otherwise preventing or prohibiting the consummation of the Private Placement or the Merger. No Governmental Entity shall have commenced and not withdrawn any proceeding seeking to enjoin or otherwise prohibit consummation of the Private Placement or the Merger.

(ii) The requirements of Rule 13e-3 of the Exchange Act shall have been fully complied with, including, without limitation, the passing of twenty (20) days from the date of the mailing of the Transaction Statement to the holders of Common Stock not affiliated with Parent and its affiliates.

(c) Conditions to Obligations of Parent and Merger Sub. The Parent’s obligation to purchase the Shares in the Private Placement and effect the Merger shall be subject to the satisfaction, at or before the Closing Date, of each of the following conditions, provided that these conditions are for the sole benefit of Parent and Merger Sub and may be waived by Parent and Merger Sub at any time in their sole discretion:

(i) The receipt of evidence that no further waiver of the Rights Agreement is required in connection with the transactions contemplated by this Agreement.

(ii) Receipt of certificates representing the Shares or receipt of evidence that the Company’s transfer agent has been irrevocably instructed to issue certificates, dated the Closing Date, representing the Shares.

(iii) The representations and warranties of the Company in this Agreement shall be true, correct and complete as of the Closing Date (except for representations and warranties that speak as of a specific date, which shall be true, correct and complete as of such date) except where the failure to be so true and correct, individually or in the aggregate, does not have or would not reasonably be expected to result in a Company Material Adverse Effect and the Company shall have performed, satisfied and complied with the covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by the Company at or prior to the Closing except where the failure to satisfy or comply with such covenants, agreements and conditions, individually or in the aggregate, does not have or would not reasonably be expected to result in a Company Material Adverse Effect.

(iv) Since the date of this Agreement, there shall not have occurred any event or occurrence and no circumstance shall exist which, alone or together with any one or more other events, occurrences or circumstances has had, is having or would reasonably be expected to result in a Company Material Adverse Effect.

(v) Parent shall have received irrevocable resignations effective, as of the Effective Time, of those individuals designated by Parent to the Company pursuant to Section 5(f) as directors of the Company and Subsidiaries of the Company.

(vi) Parent shall have received evidence, in form and substance reasonably satisfactory to it, that the notices set forth on Section 3(g) of the Company Disclosure Letter the failure of which to be delivered would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, shall have been delivered, and the consents or waivers set forth on Section 3(g) of the Company Disclosure Letter the failure of which to be received would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, shall have been received.

(vii) The receipt of such other information, certificates and documents as Parent may reasonably request.

(d) Conditions to the Obligations of the Company. The Company’s obligation to issue and sell the Shares in the Private Placement shall be subject to the satisfaction, at or before the Closing Date, of each of the following conditions, provided that these conditions are for the Company’s sole benefit and may be waived by the Company at any time in its sole discretion:

(i) The representations and warranties of Parent and Merger Sub in this Agreement shall be true, correct and complete as of the date of this Agreement and as of the Closing Date (except for representations and warranties that speak as of a specific date, which shall be true, correct and complete as of such date) except where the failure to be so true and correct, individually or in the aggregate, does not have or would not reasonably be expected to result in a Merger Sub Material Adverse Effect and Parent and Merger Sub shall have performed, satisfied and complied with in all material respects the covenants, agreements and conditions of to be performed, satisfied or complied with by Parent and Merger Sub under this Agreement at or prior to the Closing except where the failure to satisfy or comply with such covenants, agreements and conditions, individually or in the aggregate, does not have or would not reasonably be expected to result in a Merger Sub Material Adverse Effect.

(ii) The receipt of the Purchase Price as set forth in Section 1(b).

(iii) The receipt of such other information, certificates and documents as the Company may reasonably request.

7. TERMINATION, AMENDMENT AND WAIVER

(a) Termination. This Agreement may be terminated prior to the Closing (the date of any such termination, the “Termination Date”):

(i) by mutual agreement of Parent and the Company;

(ii) by either Parent or the Company if any Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any injunction, order, decree or ruling or taken any other action (including the failure to have taken an action) that has the effect of making the consummation of the Private Placement or the Merger illegal or otherwise preventing or prohibiting consummation of the Private Placement or the Merger which has become final and non-appealable;

(iii) by Parent, if prior to the Closing there shall have been a breach or inaccuracy of any representation, warranty, covenant or agreement on the part of the Company contained in this Agreement, which breach or inaccuracy would (a) give rise to the failure of a condition set forth in Section 6(c)(iii) and (b) is either incurable or, if curable, is not cured by the Company within 30 days following receipt by the Company of written notice of such breach or failure; provided that such breach or inaccuracy shall not have resulted from or been caused by the failure of Parent or Merger Sub to perform, in any material respect, any of their covenants or agreements contained in this Agreement;

(iv) by the Company, if prior to the Closing there shall have been a breach or inaccuracy of any representation, warranty, covenant or agreement on the part of Parent or Merger Sub contained in this Agreement, which breach or inaccuracy would (a) give rise to the failure of a condition set forth in Section 6(d)(i) and (b) is either incurable or, if curable, is not cured by Parent or Merger Sub within 30 days following receipt by Parent or Merger Sub of written notice of such breach or failure; provided that such breach or inaccuracy shall not have resulted from or been caused by the failure of the Company to perform, in any material respect, any of its covenants or agreements contained in this Agreement; and

(v) by Parent, if since the date of this Agreement and prior to the Closing, there shall have occurred any event or occurrence or any circumstance shall exist which, alone or together with any one or more other events, occurrences or circumstances has had, is having or would reasonably be expected to result in a Company Material Adverse Effect.

(vi) by the Company, if since the date of this Agreement and prior to the Closing, there shall have occurred any event or occurrence or any circumstance shall exist which, alone or together with any one or more other events, occurrences or circumstances has had, is having or would reasonably be expected to result in a Merger Sub Material Adverse Effect.

(vii) By Parent, if the Company breaches any covenant or agreement set forth in Section 5(i) in any material respect.

(viii) By the Company in accordance with Section 5(i).

(b) Effect of Termination. In the event of the termination of this Agreement pursuant to Section 7(a), written notice thereof shall be given to the other party or parties, specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become void, and there shall be no liability under this Agreement on the part of any party hereto except that the provisions of this Section 7(b), Section 7(c) and Section 8 shall survive any such termination and shall remain in full force and effect; provided, however, that nothing herein shall relieve any party hereto from liability for fraud or any willful breach of any of its representations, warranties, covenants or agreements set forth in this Agreement prior to such termination.

(c) Fees and Expenses.

(i) Except as set forth below in Sections 7(c)(ii) and 7(c)(iii), each of Parent, Merger Sub and the Company shall bear its own expenses in connection with this Agreement and the transactions contemplated hereby, whether or not the Private Placement and Merger are consummated.

(ii) In the event this Agreement shall be terminated by the Company pursuant to Section 7(a)(iv) or Section 7(a)(vi), Parent shall pay the Company an amount equal to the reasonable expenses incurred by the Company in connection with the transactions contemplated by this Agreement (“Company Transaction Expenses”) within two (2) business days of the Termination Date by wire transfer of immediately available funds.

(iii) In the event this Agreement shall be terminated by the Company pursuant to Section 7(a)(viii) or by Parent pursuant to Section 7(a)(vii), the Company shall pay Parent an amount equal to the reasonable expenses incurred by Parent and Merger Sub in connection with the transactions contemplated by this Agreement (“Parent Transaction Expenses”) plus $200,000 (the “Termination Fee”) within two (2) business days of the Termination Date by wire transfer of immediately available funds.

(iv) Notwithstanding anything contained herein to the contrary, the Company acknowledges and agrees that in the event that the Company is entitled to receive Company Transaction Expenses pursuant to this Agreement, the right of the Company to receive such amount shall constitute the Company’s sole and exclusive remedy for, and such amount shall constitute liquidated damages in respect of, any termination of this Agreement regardless of the circumstances giving rise to such termination.

(v) Notwithstanding anything contained herein to the contrary, Parent acknowledges and agrees that in the event that Parent is entitled to receive the Parent Transaction Expenses and the Termination Fee pursuant to this Agreement, the right of Parent to receive such amounts shall constitute Parent’s sole and exclusive remedy for, and such amount shall constitute liquidated damages in respect of, any termination of this Agreement regardless of the circumstances giving rise to such termination.

(d) Amendment. This Agreement may be amended by the parties to this Agreement at any time prior to the Closing. This Agreement may not be amended except by an instrument in writing signed by each of the parties to this Agreement.

(e) Waiver. At any time prior to the Closing or the Effective Time, as applicable, the Company, on the one hand, and Parent and Merger Sub, on the other hand, may (a) extend the time for the performance of any obligation or other act of the other party, (b) waive any inaccuracy in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto, and (c) waive compliance with any agreement of the other party or any condition to its own obligations contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the Company or Parent (on behalf of Parent and Merger Sub). The failure of any party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.

8. MISCELLANEOUS

(a) Governing Law. All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by the internal laws of the Commonwealth of Massachusetts, United States of America, without giving effect to any choice of law or conflict of law provision or rule (whether of the Commonwealth of Massachusetts or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the Commonwealth of Massachusetts. If any provision of this Agreement shall be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of any provision of this Agreement in any other jurisdiction.

(b) Entire Agreement. This Agreement and the documents referenced herein and therein constitute the entire agreement among the parties hereto with respect to the subject matter hereof and thereof. There are no restrictions, promises, warranties or undertakings, other than those set forth or referred to herein and therein. This Agreement and the documents referenced herein and therein supersede all prior agreements and understandings among the parties hereto with respect to the subject matter hereof and thereof.

(c) Notices. Any notices, consents, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by facsimile (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party); or (iii) upon receipt, when sent via a nationally recognized overnight delivery service, in each case properly addressed to the party to receive the same. The addresses and facsimile numbers for such communications shall be:

If to the Company:

GTC Biotherapeutics, Inc.

175 Crossing Boulevard

Suite 410

Framingham, MA 01702

Telephone: (508) 270-2061

Facsimile:  (508) 271-3491

Attention:  William K. Heiden, Chairman, CEO and President

with a copy to:

Goodwin Procter LLP

Exchange Place

Boston, MA 02109

Tel: (617) 570-1000

Fax: (617) 523-1231

Attn: George W. Lloyd, Esq.

and to:

GTC Biotherapeutics, Inc.

175 Crossing Boulevard

Suite 410

Framingham, MA 01702

Telephone:    (508) 270-2061

Facsimile:      (508) 271-3491

Attention:      Michael J. Landine, Director

with a copy to:

Bingham McCutchen LLP

One Federal Street

Boston, MA 02110

Tel: (617) 951-8000

Fax: (617) 951-8736

Attn: John J. Concannon, III, Esq.

If to Parent or Merger Sub:

LFB Biotechnologies S.A.S.

3, avenue des Tropiques

LES ULIS

91940 Courtaboeuf - France

Tel:   +33 (0) 1 69 82 70 10

Fax:   +33 (0) 1 6982 72 67

Attn:  Christian Bechon, President

with a copy to:

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

One Financial Center

Boston, MA 02111

Tel: (617) 542-6000

Fax: (617) 542-2241

Attn: Brian P. Keane, Esq.

(d) Assignment. This Agreement shall not be assigned (whether pursuant to a merger, by operation of law or otherwise); provided that Parent and Merger Sub may assign any of its rights and obligations hereunder, in whole or in part, to any subsidiary of Parent without obtaining the consent of the Company and any such assignment shall not relieve Parent or Merger Sub of its obligations hereunder. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns. Any purported assignment not permitted under this Section 8(d) shall be null and void ab initio and of no force and effect.

(e) Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than (i) the provisions of Section 5(c) (which are intended to be for the benefit of the persons covered thereby and may be enforced by such persons) and (ii) the right of the holders of equity interests of the Company to receive the Merger Consideration, the Option Consideration, the RSU Consideration or the Warrant Consideration, as the case may be, pursuant to the terms and conditions of this Agreement.

(f) No Strict Construction. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party.

(g) Further Assurances. Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as the other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

(h) Severability. If any provision of this Agreement shall be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of any provision of this Agreement in any other jurisdiction.

(i) Survival. The representations and warranties in this Agreement and in any certificate delivered pursuant hereto shall terminate at the Closing.

(j) Headings. The headings of this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.

(k) Counterparts. This Agreement may be executed in identical counterparts, all of which shall be deemed an original but all of which shall constitute one and the same agreement. In the event that any signature to this Agreement or any amendment hereto is delivered by facsimile transmission or by e-mail delivery of a “pdf’ format data file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or “pdf” signature page were an original thereof.

[Remainder of page intentionally left blank.

Signature page to follow.]

IN WITNESS WHEREOF, the parties have caused this Stock Purchase and Merger Agreement to be duly executed as of the date first written above.

GTC BIOTHERAPEUTICS, INC.

By:	/s/ William K. Heiden
William K. Heiden Chairman, CEO and President

LFB BIOTECHNOLOGIES S.A.S.

By:	/s/ Christian Béchon
Christian Béchon President

LFB MERGER SUB, INC.

By:	/s/ Christian Béchon
Christian Béchon President

ANNEX A

Defined Terms

“Agreement” shall have the meaning set forth in the Preamble.

“Articles of Merger” shall have the meaning set forth in Section 2(c).

“Book-Entry Shares” shall have the meaning set forth in Section 2(d)(iii).

“Business Day” shall mean any day other than a Saturday, Sunday or other day on which the New York Stock Exchange or commercial banks located in Boston, Massachusetts are permitted or required by law to close.

“Certificate” shall have the meaning set forth in Section 2(d)(iii).

“Closing” shall have the meaning set forth in Section 6(a).

“Closing Date” shall have the meaning set forth in Section 6(a).

“Code” shall have the meaning set forth in Section 2(g)(i).

“Common Stock” shall have the meaning set forth in the Recitals.

“Company” shall have the meaning set forth in the Preamble.

“Company Board” shall have the meaning set forth in the Recitals.

“Company Disclosure Letter” shall have the meaning set forth in Section 3.

“Company Material Adverse Effect” means an effect, event, occurrence, development or change (each, an “Effect”) that, individually or when taken together with all other Effects, has a material adverse effect on the current business, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole, other than any Effect arising out of or resulting from (a) a decrease in the market price of shares of Company Common Stock in and of itself, it being understood that the circumstances underlying such change may be deemed to constitute, or may be taken into account in determining whether there has been, a Company Material Adverse Effect, (b) changes in conditions in the U.S. or global economy or capital or financial markets generally, including changes in interest or exchange rates (except to the extent that the Company and its Subsidiaries, taken as a whole, are disproportionately adversely affected relative to other similarly situated companies in the pharmaceutical or biotechnology industries), (c) changes in general legal, Tax, regulatory, political or business conditions in the countries in which the Company does business, (d) general market or economic conditions in the pharmaceutical or biotechnology industries (except to the extent that the Company and its Subsidiaries, taken as a whole, are disproportionately adversely affected relative to other similarly situated companies in such industries), (e) changes in GAAP, (f) the announcement or pendency of the transactions contemplated by this Agreement and compliance with the terms and conditions of this Agreement, (g) acts of war, armed hostilities, sabotage or terrorism, or any escalation or the significant worsening of any such acts of war, armed hostilities, sabotage or terrorism threatened or underway as of the date of this Agreement, (h) earthquakes, hurricanes, floods, or other natural disasters, (i) the fact, in and of itself (and not the underlying causes thereof) that the Company or its subsidiaries failed to meet any projections, forecasts, or revenue or earnings predictions for any period, or (j) any action taken by the Company pursuant to this Agreement or in furtherance of the transactions contemplated hereby or at the request or with the consent of Parent; provided that any and all matters disclosed in the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2010, and the continuation of any trends disclosed therein, will be disregarded for purposes of determining whether an Company Material Adverse Effect has occurred or is reasonably likely to occur.

“Company Restricted Share” shall have the meaning set forth in Section 2(g)(ii).

“Company RSU” shall have the meaning set forth in Section 2(g)(iii).

“Company Stock Option” shall have the meaning set forth in Section 2(g)(i).

“Company Stock Plans” shall have the meaning set forth in Section 2(g)(i).

“Company Transaction Expenses” shall have the meaning set forth in Section 7(c)(ii).

“Company Warrants” shall have the meaning set forth in Section 2(g)(v).

“Competing Transaction” means any of the following involving the Company (other than the Merger and the other transactions contemplated by this Agreement): (i) a merger, consolidation, share exchange, business combination or other similar transaction following which any Person (other than Parent or Merger Sub) will own all of the assets or voting securities of the Company; or (ii) any sale, lease, exchange, transfer or other disposition of all or substantially all of the assets and liabilities of the Company; or (iii) a tender offer or exchange offer for 90% or more of the outstanding voting securities of the Company.

“Conversion and Share Contribution” shall have the meaning set forth in Section 2(a).

“D&O and Fiduciary Insurance” shall have the meaning set forth in Section 5(c)(iii).

“Dissenting Shares” shall have the meaning set forth in Section 2(f).

“Effective Time” shall have the meaning set forth in Section 2(c).

“ESPP” shall have the meaning set forth in Section 2(g)(iv).

“ESPP Termination Date” shall have the meaning set forth in Section 2(g)(iv).

“Exchange Act” shall have the meaning set forth in Section 3(f).

“Excluded Share” shall have the meaning set forth in Section 2(d)(i).

“Excluded Shares” shall have the meaning set forth in Section 2(d)(i).

“Foreign Merger Control Laws” shall have the meaning set forth in Section 3(f).

“Governmental Entity” shall have the meaning set forth in Section 3(f).

“Indemnified Party” shall have the meaning set forth in Section 5(c)(ii).

“Laws” means any domestic or foreign laws, statutes, ordinances, rules or regulations enacted, issued, adopted, promulgated or applied by any Governmental Entity that are applicable to the Persons or Persons referenced.

“Legal Action” means any claims, actions, suits, demand letters, judicial, administrative or regulatory proceedings, arbitrations, or hearings, or notices of violation.

“Liens” means any mortgages, deeds of trust, liens (statutory or other), pledges, security interests, collateral security arrangements, charges, restrictions on voting or transfer, or other encumbrances that are material to the specific property referenced.

“MBCA” shall have the meaning set forth in the Recitals.

“Merger” shall have the meaning set forth in the Recitals.

“Merger Consideration” shall have the meaning set forth in the Recitals.

“Merger Sub” shall have the meaning set forth in the Preamble.

“Merger Sub Material Adverse Effect” means any Effect that, individually or in the aggregate with all other Effects, materially impairs the ability of Parent or Merger Sub to consummate the transactions contemplated by this Agreement.

“Option Consideration” shall have the meaning set forth in Section 2(g)(i).

“Order” means any order, judgment, injunction, award or decree adopted or imposed by, including any consent decree, settlement agreement or similar written agreement with, any Governmental Entity.

“Parent” shall have the meaning set forth in the Preamble.

“Parent Transaction Expenses” shall have the meaning set forth in Section 7(c)(iii).

“Paying Agent” shall have the meaning set forth in Section 2(e)(i).

“Payment Fund” shall have the meaning set forth in Section 2(e)(i).

“Per Share Purchase Price” shall have the meaning set forth in Section 1(a).

“Permit” means any permit, license, approval, franchise, agreement, qualification, authorization or registration of any Governmental Entity.

“Person” means any individual, corporation, limited or general partnership, limited liability company, limited liability partnership, trust, association, joint venture, Governmental Entity or other entity or group (which term will include a “group” as such term is defined in Section 13(d)(3) of the Exchange Act).

“Preferred Stock” shall have the meaning set forth in Section 3(c)(i).

“Private Placement” shall have the meaning set forth in Recitals.

“Purchase Price” shall have the meaning set forth in Section 1(a).

“Rights Agreement” shall have the meaning set forth in Section 3(h).

“RSU Consideration” shall have the meaning set forth in Section 2(g)(iii).

“SEC” shall have the meaning set forth in Section 3(f).

“Securities Act” shall have the meaning set forth in Section 3(f).

“Series D Preferred Stock” shall have the meaning set forth in Recitals.

“Shares” shall have the meaning set forth in Section 1(a).

“Special Committee” shall have the meaning set forth in the Recitals.

“Subsequent Determination Notice” shall have the meaning set forth in Section 5(i)(ii).

“Subsidiaries” shall have the meaning set forth in Section 3(e).

“Subsidiary” shall have the meaning set forth in Section 3(e).

“Superior Proposal” means any bona fide written proposal for a Competing Transaction made by a third party that the Company Board (or an independent committee thereof) determines in good faith, after consultation with outside legal counsel and financial advisors, to be more favorable from a financial point of view to the Company’s shareholders (other than Parent and Merger Sub) than the Merger, taking into account all financial, regulatory, legal and other aspects of such proposal including, without limitation, the likelihood of consummation including, but not limited to, the availability of fully committed financing and the Company’s remedies in the event that the financing is not available.

“Surviving Corporation” shall have the meaning set forth in Section 2(b).

“Tax” means any and all federal, state, local, foreign and other taxes, levies, fees, duties, and similar charges (including any interest, fines, assessments, penalties or additions to tax imposed in connection therewith or with respect thereto) imposed, assessed or collected by or under the authority of any Governmental Entity.

“Termination Date” shall have the meaning set forth in Section 7(a).

“Termination Fee” shall have the meaning set forth in Section 7(c)(iii).

“Transaction Statement” shall have the meaning set forth in Section 3(f).

“Warrant Consideration” shall have the meaning set forth in Section 2(g)(v).

ANNEX B

ANNOTATED LAWS OF MASSACHUSETTS

MASSACHUSETTS BUSINESS CORPORATION ACT

Part 13

SUBDIVISION A. RIGHT TO DISSENT AND OBTAIN PAYMENT FOR SHARES

Section 13.01. Definitions.

In this PART the following words shall have the following meanings unless the context requires otherwise:

“Affiliate”, any person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control of or with another person.

“Beneficial shareholder”, the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

“Corporation”, the issuer of the shares held by a shareholder demanding appraisal and, for matters covered in sections 13.22 to 13.31, inclusive, includes the surviving entity in a merger.

“Fair value”, with respect to shares being appraised, the value of the shares immediately before the effective date of the corporate action to which the shareholder demanding appraisal objects, excluding any element of value arising from the expectation or accomplishment of the proposed corporate action unless exclusion would be inequitable.

“Interest”, interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

“Marketable securities”, securities held of record by, or by financial intermediaries or depositories on behalf of, at least 1,000 persons and which were

(a)	listed on a national securities exchange,

(b)	designated as a national market system security on an inter-dealer quotation system by the National Association of Securities Dealers, Inc., or

(c)	listed on a regional securities exchange or traded in an interdealer quotation system or other trading system and had at least 250,000 outstanding shares, exclusive of shares held by officers, directors and affiliates, which have a market value of at least $5,000,000.

“Officer”, the chief executive officer, president, chief operating officer, chief financial officer, and any vice president in charge of a principal business unit or function of the issuer.

“Person”, any individual, corporation, partnership, unincorporated association or other entity.

“Record shareholder”, the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

“Shareholder”, the record shareholder or the beneficial shareholder.

Section 13.02. Right to Appraisal.

(a)	A shareholder is entitled to appraisal rights, and obtain payment of the fair value of his shares in the event of, any of the following corporate or other actions:

(1)	consummation of a plan of merger to which the corporation is a party if shareholder approval is required for the merger by section 11.04 or the articles of organization or if the corporation is a

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subsidiary that is merged with its parent under section 11.05, unless, in either case, (A) all shareholders are to receive only cash for their shares in amounts equal to what they would receive upon a dissolution of the corporation or, in the case of shareholders already holding marketable securities in the merging corporation, only marketable securities of the surviving corporation and/or cash and (B) no director, officer or controlling shareholder has a direct or indirect material financial interest in the merger other than in his capacity as (i) a shareholder of the corporation, (ii) a director, officer, employee or consultant of either the merging or the surviving corporation or of any affiliate of the surviving corporation if his financial interest is pursuant to bona fide arrangements with either corporation or any such affiliate, or (iii) in any other capacity so long as the shareholder owns not more than five percent of the voting shares of all classes and series of the corporation in the aggregate;

(2)	consummation of a plan of share exchange in which his shares are included unless: (A) both his existing shares and the shares, obligations or other securities to be acquired are marketable securities; and (B) no director, officer or controlling shareholder has a direct or indirect material financial interest in the share exchange other than in his capacity as (i) a shareholder of the corporation whose shares are to be exchanged, (ii) a director, officer, employee or consultant of either the corporation whose shares are to be exchanged or the acquiring corporation or of any affiliate of the acquiring corporation if his financial interest is pursuant to bona fide arrangements with either corporation or any such affiliate, or (iii) in any other capacity so long as the shareholder owns not more than five percent of the voting shares of all classes and series of the corporation whose shares are to be exchanged in the aggregate;

(3)	consummation of a sale or exchange of all, or substantially all, of the property of the corporation if the sale or exchange is subject to section 12.02, or a sale or exchange of all, or substantially all, of the property of a corporation in dissolution, unless:

(i)	his shares are then redeemable by the corporation at a price not greater than the cash to be received in exchange for his shares; or

(ii)	the sale or exchange is pursuant to court order; or

(iii)	in the case of a sale or exchange of all or substantially all the property of the corporation subject to section 12.02, approval of shareholders for the sale or exchange is conditioned upon the dissolution of the corporation and the distribution in cash or, if his shares are marketable securities, in marketable securities and/or cash, of substantially all of its net assets, in excess of a reasonable amount reserved to meet unknown claims under section 14.07, to the shareholders in accordance with their respective interests within one year after the sale or exchange and no director, officer or controlling shareholder has a direct or indirect material financial interest in the sale or exchange other than in his capacity as (i) a shareholder of the corporation, (ii) a director, officer, employee or consultant of either the corporation or the acquiring corporation or of any affiliate of the acquiring corporation if his financial interest is pursuant to bona fide arrangements with either corporation or any such affiliate, or (iii) in any other capacity so long as the shareholder owns not more than five percent of the voting shares of all classes and series of the corporation in the aggregate;

(4)	an amendment of the articles of organization that materially and adversely affects rights in respect of a shareholder’s shares because it:

(i)	creates, alters or abolishes the stated rights or preferences of the shares with respect to distributions or to dissolution, including making non-cumulative in whole or in part a dividend theretofore stated as cumulative;

(ii)	creates, alters or abolishes a stated right in respect of conversion or redemption, including any provision relating to any. sinking fund or purchase, of the shares;

(iii)	alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities;

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(iv)	excludes or limits the right of the holder of the shares to vote on any matter, or to cumulate votes, except as such right may be limited by voting rights given to new shares then being authorized of an existing or new class; or

(v)	reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under section 6.04;

(5)	an amendment of the articles of organization or of the bylaws or the entering into by the corporation of any agreement to which the shareholder is not a party that adds restrictions on the transfer or registration or any outstanding shares held by the shareholder or amends any pre-existing restrictions on the transfer or registration of his shares in a manner which is materially adverse to the ability of the shareholder to transfer his shares;

(6)	any corporate action taken pursuant to a shareholder vote to the extent the articles of organization, bylaws or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to appraisal;

(7)	consummation of a conversion of the corporation to nonprofit status pursuant to subdivision B of PART 9; or

(8)	consummation of a conversion of the corporation into a form of other entity pursuant to subdivision D of PART 9.

(b)	Except as otherwise provided in subsection (a) of section 13.03, in the event of corporate action specified in clauses (1), (2), (3), (7) or (8) of subsection (a), a shareholder may assert appraisal rights only if he seeks them with respect to all of his shares of whatever class or series.

(c)	Except as otherwise provided in subsection (a) of section 13.03, in the event of an amendment to the articles of organization specified in clause (4) of subsection (a) or in the event of an amendment of the articles of organization or the bylaws or an agreement to which the shareholder is not a party specified in clause (5) of subsection (a), a shareholder may assert appraisal rights with respect to those shares adversely affected by the amendment or agreement only if he seeks them as to all of such shares and, in the case of an amendment to the articles of organization or the bylaws, has not voted any of his shares of any class or series in favor of the proposed amendment.

(d)	The shareholder’s right to obtain payment of the fair value of his shares shall terminate upon the occurrence of any of the following events:

(1)	the proposed action is abandoned or rescinded; or

(2)	a court having jurisdiction permanently enjoins or sets aside the action; or

(3)	the shareholder’s demand for payment is withdrawn with the written consent of the corporation.

(e)	A shareholder entitled to appraisal rights under this chapter may not challenge the action creating his entitlement unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

Section 13.03. Assertion of Rights by Nominees and Beneficial Owners.

(a)	A record shareholder may assert appraisal rights as to fewer than all the shares registered in the record shareholder’s name but owned by a beneficial shareholder only if the record shareholder objects with respect to all shares of the class or series owned by the beneficial shareholder and notifies the corporation in writing of the name and address of each beneficial shareholder on whose behalf appraisal rights are being asserted. The rights of a record shareholder who asserts appraisal rights for only part of the shares held of record in the record shareholder’s name under this subsection shall be determined as if the shares as to which the record shareholder objects and the record shareholder’s other shares were registered in the names of different record shareholders.

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(b)	A beneficial shareholder may assert appraisal rights as to shares of any class or series held on behalf of the shareholder only if such shareholder:

(1)	submits to the corporation the record shareholder’s written consent to the assertion of such rights no later than the date referred to in subclause (ii) of clause (2) of subsection (b) of section 13.22; and

(2)	does so with respect to all shares of the class or series that are beneficially owned by the beneficial shareholder.

SUBDIVISION B. PROCEDURE FOR EXERCISE OF APPRAISAL RIGHTS

Section 13.20. Notice of Appraisal Rights.

(a)	If proposed corporate action described in subsection (a) of section 13.02 is to be submitted to a vote at a shareholders’ meeting or through the solicitation of written consents, the meeting notice or solicitation of consents shall state that the corporation has concluded that shareholders are, are not or may be entitled to assert appraisal rights under this chapter and refer to the necessity of the shareholder delivering, before the vote is taken, written notice of his intent to demand payment and to the requirement that he not vote his shares in favor of the proposed action. If the corporation concludes that appraisal rights are or may be available, a copy of this chapter shall accompany the meeting notice sent to those record shareholders entitled to exercise appraisal rights.

(b)	In a merger pursuant to section 11.05, the parent corporation shall notify in writing all record shareholders of the subsidiary who are entitled to assert appraisal rights that the corporate action became effective. Such notice shall be sent within 10 days after the corporate action became effective and include the materials described in section 13.22.

Section 13.21. Notice of Intent to Demand Payment.

(a)	If proposed corporate action requiring appraisal rights under section 13.09 is submitted to vote at a shareholders’ meeting, a shareholder who wishes to assert appraisal rights with respect to any class or series of shares:

(1)	shall deliver to the corporation before the vote is taken written notice of the shareholder’s intent to demand payment if the proposed action is effectuated; and

(2)	shall not vote, or cause or permit to be voted, any shares of such class or series in favor of the proposed action.

(b)	A shareholder who does not satisfy the requirements of subsection (a) is not entitled to payment under this chapter.

Section 13.22. Appraisal Notice and Form.

(a)	If proposed corporate action requiring appraisal rights under subsection (a) of section 13.02 becomes effective, the corporation shall deliver a written appraisal notice and form required by clause (1) of subsection (b) to all shareholders who satisfied the requirements of section 13.21 or, if the action was taken by written consent, did not consent. In the case of a merger under section 11.05, the parent shall deliver a written appraisal notice and form to all record shareholders who may be entitled to assert appraisal rights.

(b)	The appraisal notice shall be sent no earlier than the date the corporate action became effective and no later than 10 days after such date and must:

(1)	supply a form that specifies the date of the first announcement to shareholders of the principal terms of the proposed corporate action and requires the shareholder asserting appraisal rights to

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certify (A) whether or not beneficial ownership of those shares for which appraisal rights are asserted was acquired before that date and (B) that the shareholder did not vote for the transaction;

(2)	state:

(i)	where the form shall be sent and where certificates for certificated shares shall be deposited and the date by which those certificates shall be deposited, which date may not be earlier than the date for receiving the required form under subclause (ii);

(ii)	a date by which the corporation shall receive the form which date may not be fewer than 40 nor more than 60 days after the date the subsection (a) appraisal notice and form are sent, and state that the shareholder shall have waived the right to demand appraisal with respect to the shares unless the form is received by the corporation by such specified date;

(iii)	the corporation’s estimate of the fair value of the shares;

(iv)	that, if requested in writing, the corporation will provide, to the shareholder so requesting, within 10 days after the date specified in clause (ii) the number of shareholders who return the forms by the specified date and the total number of shares owned by them; and

(v)	the date by which the notice to withdraw under section 13.23 shall be received, which date shall be within 20 days after the date specified in subclause (ii) of this subsection; and

(3)	be accompanied by a copy of this chapter.

Section 13.23. Perfection of Rights; Right to Withdraw.

(a)	A shareholder who receives notice pursuant to section 13.22 and who wishes to exercise appraisal rights shall certify on the form sent by the corporation whether the beneficial owner of the shares acquired beneficial ownership of the shares before the date required to be set forth in the notice pursuant to clause (1) of subsection (b) of section 13.22. If a shareholder fails to make this certification, the corporation may elect to treat the shareholder’s shares as after-acquired shares under section 13.25. In addition, a shareholder who wishes to exercise appraisal rights shall execute and return the form and, in the case of certificated shares, deposit the shareholder’s certificates in accordance with the terms of the notice by the date referred to in the notice pursuant to subclause (ii) of clause (2) of subsection (b) of section 13.22. Once a shareholder deposits that shareholder’s certificates or, in the case of uncertificated shares, returns the executed forms, that shareholder loses all rights as a shareholder, unless the shareholder withdraws pursuant to said subsection (b).

(b)	A shareholder who has complied with subsection (a) may nevertheless decline to exercise appraisal rights and withdraw from the appraisal process by so notifying the corporation in writing by the date set forth in the appraisal notice pursuant to subclause (v) of clause (2) of subsection (b) of section 13.22. A shareholder who fails to so withdraw from the appraisal process may not thereafter withdraw without the corporation’s written consent.

(c)	A shareholder who does not execute and return the form and, in the case of certificated shares, deposit that shareholder’s share certificates where required, each by the date set forth in the notice described in subsection (b) of section 13.22, shall not be entitled to under this chapter.

Section 13.24. Payment.

(a)	Except as provided in section 13.25, within 30 days after the form required by subclause (ii) of clause (2) of subsection (b) of section 13.22 is due, the corporation shall pay in cash to those shareholders who complied with subsection (a) of section 13.23 the amount the corporation estimates to be the fair value of their shares, plus interest.

(b)	The payment to each shareholder pursuant to subsection (a) shall be accompanied by:

(1)	financial statements of the corporation that issued the shares to be appraised, consisting of a balance sheet as of the end of a fiscal year ending not more than 16 months before the date of

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payment, an income statement for that year, a statement of changes in shareholders’ equity for that year, and the latest available interim financial statements, if any;

(2)	a statement of the corporation’s estimate of the fair value of the shares, which estimate shall equal or exceed the corporation’s estimate given pursuant to subclause (iii) of clause (2) of subsection (b) of section 13.22; and

(3)	a statement that shareholders described in subsection (a) have the right to demand further payment under section 13.26 and that if any such shareholder does not do so within the time period specified therein, such shareholder shall be deemed to have accepted the payment in full satisfaction of the corporation’s obligations under this chapter.

Section 13.25. After-Acquired Shares.

(a)	A corporation may elect to withhold payment required by section 13.24 from any shareholder who did not certify that beneficial ownership of all of the shareholder’s shares for which appraisal rights are asserted was acquired before the date set forth in the appraisal notice sent pursuant to clause (1) subsection (b) of section 13.22.

(b)	If the corporation elected to withhold payment under subsection (a) it must, within 30 days after the form required by subclause (ii) of clause (2) of subsection (b) of section 13.22 is due, notify all shareholders who are described in subsection (a):

(1)	of the information required by clause (1) of subsection (b) of section 13.24:

(2)	of the corporation’s estimate of fair value pursuant to clause (2) of subsection (b) of said section 13.24;

(3)	that they may accept the corporation’s estimate of fair value, plus interest, in full satisfaction of their demands or demand appraisal under section 13.26;

(4)	that those shareholders who wish to accept the offer shall so notify the corporation of their acceptance of the corporation’s offer within 30 days after receiving the offer; and

(5)	that those shareholders who do not satisfy the requirements for demanding appraisal under section 13.26 shall be deemed to have accepted the corporation’s offer.

(c)	Within 10 days after receiving the shareholder’s acceptance pursuant to subsection (b), the corporation shall pay in cash the amount it offered under clause (2) of subsection (b) to each shareholder who agreed to accept the corporation’s offer in full satisfaction of the shareholder’s demand.

(d)	Within 40 days after sending the notice described in subsection (b), the corporation must pay in cash the amount if offered to pay under clause (2) of subsection (b) to each shareholder deserved in clause (5) of subsection (b).

Section 13.26. Procedure if Shareholder Dissatisfied With Payment or Offer.

(a)	A shareholder paid pursuant to section 13.24 who is dissatisfied with the amount of the payment shall notify the corporation in writing of that shareholder’s estimate of the fair value of the shares and demand payment of that estimate plus interest, less any payment under section 13.24. A shareholder offered payment under section 13.25 who is dissatisfied with that offer shall reject the offer and demand payment of the shareholder’s stated estimate of the fair value of the shares plus interest.

(b)	A shareholder who fails to notify the corporation in writing of that shareholder’s demand to be paid the shareholder’s stated estimate of the fair value plus interest under subsection (a) within 30 days after receiving the corporation’s payment or offer of payment under section 13.24 or section 13.25, respectively, waives the right to demand payment under this section and shall be entitled only to the payment made or offered pursuant to those respective sections.

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SUBDIVISION C. JUDICIAL APPRAISAL OF SHARES

Section 13.27. Court Action.

(a)	If a shareholder makes demand for payment under section 13.26 which remains unsettled, the corporation shall commence an equitable proceeding within 60 days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the 60-day period, it shall pay in cash to each shareholder the amount the shareholder demanded pursuant to section 13.26 plus interest.

(b)	The corporation shall commence the proceeding in the appropriate court of the county where the corporation’s principal office, or, if none, its registered office, in the commonwealth is located. If the corporation is a foreign corporation without a registered office in the commonwealth, it shall commence the proceeding in the county in the commonwealth where the principal office or registered office of the domestic corporation merged with the foreign corporation was located at the time of the transaction.

(c)	The corporation shall make all shareholders, whether or not residents of the commonwealth, whose demands remain unsettled parties to the proceeding as an action against their shares, and all parties shall be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law or otherwise as ordered by the court.

(d)	The jurisdiction of the court in which the proceeding is commenced under subsection (b) is plenary and exclusive. The court may appoint 1 or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers shall have the powers described in the order appointing them, or in any amendment to it. The shareholders demanding appraisal rights are entitled to the same discovery rights as parties in other civil proceedings.

(e)	Each shareholder made a party to the proceeding is entitled to judgment (i) for the amount, if any, by which the court finds the fair value of the shareholder’s shares, plus interest, exceeds the amount paid by the corporation to the shareholder for such shares or (ii) for the fair value, plus interest, of the shareholder’s shares for which the corporation elected to withhold payment under section 13.25.

Section 13.28. Court Costs and Counsel Fees.

(a)	The court in an appraisal proceeding commenced under section 13.30 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess cost against all or some of the shareholders demanding appraisal, in amounts the court finds equitable, to the extent the court finds such shareholders acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this chapter.

(b)	The court in an appraisal proceeding may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

(1)	against the corporation and in favor of any or all shareholders demanding appraisal if the court finds the corporation did not substantially comply with the requirements of sections 13.20, 13.22, 13.24 or 13.25; or

(2)	against either the corporation or a shareholder demanding appraisal, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this chapter.

(c)	If the court in an appraisal proceeding finds that the services of counsel for any shareholder were of substantial benefit to other shareholders similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to such counsel reasonable fees to be paid out of the amounts awarded the shareholders who were benefited.

(d)	To the extent the corporation fails to make a required payment pursuant to sections 13.24, 13.25, or 13.26, the shareholder may sue directly for the amount owed and, to the extent successful, shall be entitled to recover from the corporation all costs and expenses of the suit, including counsel fees.

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ANNEX C

J. Oliver Maggard

Managing Partner

CONFIDENTIAL

November 8, 2010

Special Committee of the Board of Directors

GTC Biotherapeutics, Inc.

175 Crossing Blvd.

Framingham, MA 01702

Attention:	Michael Landine
Chairman, Special Committee of the Board of Directors

Gentlemen:

The independent Special Committee of the Board of Directors (the “Special Committee”) of GTC Biotherapeutics, Inc. (“GTC”) engaged Caymus Partners LLC (“Caymus Partners”) on October 26, 2010 for the purpose of rendering a fairness opinion (the “Opinion”) regarding the proposed transaction whereby LFB Biotechnologies, S.A.S. (“LFB”) would purchase the minority shares of GTC in a going private transaction. As outlined in a letter sent to GTC on October 15, 2010 (the “Offer Letter”), LFB proposes to purchase approximately 61,000,000 shares of GTC Common Stock in a private placement transaction for consideration of $0.30 per share, such that LFB would own at least 90% of the outstanding Common Stock. Following the private placement, LFB would effect a statutory short-form merger in accordance with Massachusetts law cashing out all minority shareholders for $0.30 per share (the “Transaction”).

The Special Committee engaged Caymus Partners due to its reputation as a well-recognized investment banking firm that regularly engages in the valuation of businesses and their securities in connection with mergers and acquisitions. You have asked us whether or not, in our opinion, the Transaction is fair to the unaffiliated shareholders of GTC from a financial point of view. In arriving at the opinion set forth below, we have, among other things:

1)	Reviewed and analyzed LFB’s Offer Letter and participated in follow-up discussion with the Special Committee and Management of GTC regarding the Transaction.

2)	Reviewed the financial terms of the proposed Transaction.

3)	Reviewed historical financial information and other data concerning GTC, including financial statements for the years ended 2005 through 2009, and the quarterly periods in 2010.

4)	Reviewed and analyzed certain characteristics of public companies that we deemed comparable to GTC.

5)	Reviewed and analyzed certain going private transactions that we deemed comparable to the Transaction.

6)	Reviewed historical takeover premiums in transactions that we deemed comparable to the Transaction.

7)	Researched and analyzed the industry in which GTC is focused.

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8)	Considered the present financial condition of GTC including outstanding contracts and debt obligations.

9)	Reviewed the stock prices and trading history of GTC’s common stock.

10)	Reviewed such other financial studies and analyses and performed such other investigations and took into account such other matters as we deemed necessary, including our assessment of general economic, market and monetary conditions.

In preparing our opinion, we have relied on the accuracy and completeness of all information publicly available, supplied or otherwise communicated to us by GTC and LFB, and we have not assumed any responsibility to independently verify such information. With respect to the financial forecasts provided to us by GTC, we have assumed that such forecasts have been reasonably and accurately prepared and represent the best currently available judgments and estimates as to the future financial performance of GTC. We have also relied upon assurances of the management of GTC that they are unaware of any facts that would make the information provided to us incomplete or misleading. We have not made any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of GTC nor have we been furnished with any such evaluations or appraisals.

This opinion does not address the relative merits of the Transaction and any other transactions or business strategies discussed by the Board of Directors or the Special Committee of GTC as alternatives to the Transaction or the decision of the Special Committee to recommend to the Board of Directors of GTC that it proceed with the Transaction. Our opinion is based on economic, monetary and market conditions existing on the date hereof.

Caymus Partners is currently acting as financial advisor to the Special Committee and will be receiving a fee in connection with the rendering of this opinion. No portion of Caymus Partners’ fee is contingent upon the conclusions reached in our Opinion.

On the basis of, and subject to the foregoing, we are of the opinion that the proposed Transaction is fair to the unaffiliated shareholders of GTC from a financial point of view.

This opinion has been prepared for the Special Committee of the Board of Directors of GTC in connection with the Transaction and shall not be reproduced, summarized, described or referred to, provided to any person or otherwise made public or used for any other purpose without the prior written consent of Caymus Partners, except that GTC may include this opinion in its entirety in any disclosure document to be sent to the GTC stockholders or filed with the SEC relating to the Transaction.

Very truly yours,

J. Oliver Maggard

Managing Partner

CAYMUS PARTNERS LLC

GTC Biotherapeutics, Inc.